   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 23, 1998

                                                      REGISTRATION NO. 333-63003
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                               AMENDMENT NO. 2 TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                          PRAEGITZER INDUSTRIES, INC.
             (Exact name of registrant as specified in its charter)

            OREGON                            3672                          93-0790158
(State or other jurisdiction of   (Primary Standard Industrial           (I.R.S. Employer
        incorporation)             Classification Code Number)        Identification Number)

                         1270 SE MONMOUTH CUT OFF ROAD
                              DALLAS, OREGON 97338
                                 (503) 623-1000
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                            ------------------------

                                SCOTT D. GILBERT
                          VICE PRESIDENT AND TREASURER
                          PRAEGITZER INDUSTRIES, INC.
                         1270 SE MONMOUTH CUT OFF ROAD
                              DALLAS, OREGON 97338
                                 (503) 623-1000

           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                            ------------------------

                                   COPIES TO:

          STEPHEN E. BABSON                         EDMUND M. KAUFMAN
          ROBERT J. MOORMAN                           ERIC A. WEBBER
           STOEL RIVES LLP                         IRELL & MANELLA LLP
   900 SW FIFTH AVENUE, SUITE 2600          333 SOUTH HOPE STREET, SUITE 3300
        PORTLAND, OREGON 97204                LOS ANGELES, CALIFORNIA 90071
            (503) 224-3380                            (213) 620-1555

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.
                            ------------------------

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /


    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. / /

                            ------------------------


    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                             SUBJECT TO COMPLETION

                 PRELIMINARY PROSPECTUS DATED NOVEMBER 23, 1998

                                  $15,000,000

                               [PRAEGITZER LOGO]

                               ------------------

             % CONVERTIBLE SUBORDINATED NOTES DUE DECEMBER   , 2008
                               ------------------


    Praegitzer Industries, Inc. ("Praegitzer" or the "Company") hereby offers
$15,000,000 aggregate principal amount of its    % Convertible Subordinated
Notes due 2008 (the "Notes"), and an indeterminate number shares of its common stock ("Common Stock") issuable upon conversion of the Notes (all such Common Stock, the "Shares" and, together with the Notes, the "Securities"). The Notes
will mature on December   , 2008. Interest on the Notes is payable semi-annually
in arrears on July 15 and January 15 of each year, commencing July 15, 1999. The Notes are convertible into shares of Common Stock at any time on or before the close of business on the last trading day prior to maturity, unless previously redeemed, at a conversion price of $ per share, subject to adjustment in certain events as described herein. See "Description of Notes-- Conversion." The Common Stock is traded on the Nasdaq National Market under the symbol "PGTZ." On November 19, 1998 the last reported sale price of the Common Stock was $7.50 per share. See "Market Price of Common Stock." The Company has applied to list the Shares on the Nasdaq National Market, subject only to notice of issuance.



    Until December   , 2001, the Notes are redeemable by the Company at the
redemption prices set forth herein plus accrued interest, but only if (i) it redeems all of the Notes then outstanding, (ii) after the date of this offering and prior to the redemption, there is completed one or more registered public offerings of Common Stock of the Company pursuant to which the aggregate price to the public of shares sold by the Company and/or the selling shareholders participating in such offering(s) equals or exceeds $15 million, and (iii) the closing price of the Common Stock exceeds the percentages of the conversion price set forth herein for at least 30 consecutive trading days ending on the
fifth trading day prior to the notice of redemption. On or after December   ,
2001, the Notes are redeemable, in whole or from time to time in part, at the option of the Company, at the redemption prices set forth herein plus accrued interest. No sinking fund is provided for the Notes. In addition, following the occurrence of a Designated Event (i.e., a Change of Control or Termination of Trading (each as defined)), each holder has the right to cause the Company to purchase the Notes at 100% of their principal amount together with accrued and unpaid interest. See "Description of Notes."



    The Notes are general unsecured obligations of the Company and will be subordinated in right of payment to all existing and future Senior Debt (as defined herein) of the Company and will be effectively subordinated to all indebtedness and other liabilities of the Company's subsidiaries. As of September 30, 1998, the Company had approximately $77.3 million of Senior Debt outstanding, and the subsidiaries of the Company had approximately $3.9 million of outstanding indebtedness (other than indebtedness to the Company). After giving effect to the offering of the Notes and the application of net proceeds therefrom, the Company, as of September 30, 1998, would have had approximately $65.9 million of Senior Debt outstanding. The Indenture (as defined) will not restrict the Company or its subsidiaries from incurring Senior Debt or other indebtedness. See "Description of Notes" for a more complete discussion of the Indenture's provisions.



    Prior to the offering, there has not been a public market for the Notes. The Company has applied for approval to list the Notes on the Nasdaq SmallCap Market.



    SEE "RISK FACTORS" COMMENCING ON PAGE 11 FOR CERTAIN INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SECURITIES OFFERED HEREBY.

                             ---------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
      ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.


                                                                                  UNDERWRITING        PROCEEDS TO
                                                           PRICE TO PUBLIC(1)     DISCOUNTS(2)         COMPANY(3)
Per Note.................................................          %                   %                   %
Total(4).................................................          $                   $                   $


(1) Plus accrued interest from December   , 1998.

(2) See "Underwriting" for information concerning indemnification of the Underwriters by the Company and other matters.

(3) Before deducting expenses payable by the Company, estimated at $500,000.

(4) The Company has granted to the Underwriters a 30-day option to purchase up to an additional $2,250,000 principal amount of Notes at the Price to Public, less the Underwriting Discount, solely to cover over-allotments, if any. If the Underwriters exercise this option in full, the Price to Public,
    Underwriting Discounts and Proceeds to Company will be $        , $
    and $        , respectively. See "Underwriting."
                           --------------------------

    The Notes are being offered hereby by the Underwriters named herein, subject to prior sale, when, as and if issued by the Company and delivered to and accepted by the Underwriters and subject to certain prior conditions, including the right of the Underwriters to reject any order in whole or in part. It is expected that delivery of the Notes will be made in New York, New York in book-entry form only through the facilities of The Depository Trust Company on
or about            , 1998.
                           --------------------------

ADVEST, INC.                                               BLACK & COMPANY, INC.

                The date of this Prospectus is            , 1998

    SCHEMATIC CAPTURE

    [Illustration of an electronic schematic diagram]

    CIRCUIT DESIGN

    [Illustration of a computer-generated circuit design]

    Schematic capture involves the input of an electronic schematic diagram into a high-performance computer workstation that generates a list of the electronic components and interconnects required to design a printed circuit board. Circuit design is accomplished using specialized computer aided design software programs.

    ENTEK-Registered Trademark- PROCESS LINE

    [Photograph of two printed circuit board production lines]

    ELECTROLESS NICKEL GOLD LINE

    HIGH PERFORMANCE CIRCUITS

    [Photograph of two printed circuit boards]


    Praegitzer Industries, Inc. has the expertise and specialized engineering processes to manufacture high-performance circuit boards with a broad range of materials, processes and requirements including GETEK-Registered Trademark- (a fiberglass material resistant to high temperatures), laser microvias and buried capacitance. The Company provides a wide assortment of alternative surface finishes, including Entek-Registered Trademark-, an organic surface protection, and electroless nickel immersion gold.



    IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE NOTES ON THE NASDAQ SMALLCAP MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M. CERTAIN UNDERWRITERS MAY ALSO ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "UNDERWRITING."


    CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE MARKET PRICE OF THE COMMON STOCK OR NOTES. SPECIFICALLY, THE UNDERWRITERS MAY OVER-ALLOT IN CONNECTION WITH THE OFFERING AND MAY BID FOR AND PURCHASE COMMON STOCK OR NOTES IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                             AVAILABLE INFORMATION

    The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 (together with all amendments and exhibits thereto, the "Registration Statement"), under the Securities Act of 1933 (the "Securities Act"), with respect to the securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company, and the securities offered hereby, reference is made to the Registration Statement and the exhibits and the financial statements, notes and schedules filed as a part thereof or incorporated by reference therein, which may be inspected at the public reference facilities of the Commission, at the addresses set forth below. Statements made in this Prospectus concerning the contents of any documents referred to herein are not necessarily complete, and in each instance are qualified in all respects by reference to the copy of such document filed as an exhibit to the Registration Statement.

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. Reports, proxy statements and other information filed by the Company can be inspected and copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Room 1024, Judiciary Plaza, Washington, D.C. 20549, and at the following Regional Offices of the Commission: Chicago Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and New York Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048. The Commission also maintains a Web site (http://www.sec.gov) at which reports, proxy and information statements and other information regarding the Company may be accessed.

    The Company will provide to the holders of the Notes annual reports containing financial statements audited by the Company's independent auditors and other reports determined by the Company or required by law. The Company will also furnish annual reports on Form 10-K and quarterly reports on Form 10-Q (except for exhibits) free of charge to holders of the Notes who so request in writing to the Company.

                 (This page has been left blank intentionally.)

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY, AND SHOULD BE READ IN CONJUNCTION WITH, THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS, INCLUDING THE NOTES THERETO, APPEARING ELSEWHERE IN THIS PROSPECTUS. EACH PROSPECTIVE INVESTOR IS URGED TO READ THIS PROSPECTUS IN ITS ENTIRETY. EXCEPT AS OTHERWISE NOTED, ALL INFORMATION IN THIS PROSPECTUS ASSUMES NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION.

                                  THE COMPANY

    The Company is a leader in providing electronics original equipment manufacturers ("OEMs") and contract manufacturers with a full range of printed circuit board ("PCB") and interconnect solutions, including schematic capture and design, quick-turnaround, prototyping and pre-production, and large volume production. The Company provides its solutions to four key electronics industry segments (with corresponding percentages of Company revenue for the fiscal year ended June 30, 1998): (i) data and telecommunications (31%), (ii) computers and peripherals (36%), (iii) industrial and instrumentation (25%) and (iv) business and consumer (8%). The Company's growth has been driven by sales to industry leaders whose products require increasingly complex and technologically advanced electronic interconnects. The Company's principal customers include Compaq, Hewlett Packard, Intel, Dell, EMC, IEC Electronics, SCI, Solectron, Motorola, Xylan and Xerox. The Company has obtained ISO 9002 certifications for five of its manufacturing facilities and has received awards from a number of its customers in recognition of its superior performance in meeting their PCB needs. In fiscal 1998 the Company served more than 650 customers worldwide.

    The 1997 worldwide PCB market was estimated at $29.7 billion by the Institute for Interconnecting Packaging Electronic Circuits ("IPC"), of which the U.S. market was $7.8 billion and was forecast to grow 6.5% annually through 2001. As electronics OEMs respond to competitive pressures, they place ever-greater emphasis on faster product time-to-market and greater PCB complexity in tight space tolerances, and face increasing pressure to shorten the design-to-manufacture cycles. Additionally, as OEMs increasingly focus on core competencies, non-core activities are contracted to independent specialty vendors. As a result of these market forces, outsourcing of PCBs and electronic interconnects has grown from 66% of total OEM requirements in 1991 to 93% in 1997.

    Addressing these trends, Praegitzer in 1997 implemented its One-Stop Shopping-TM- strategy to provide its customers with advanced technology and integrated manufacturing capabilities for the entire cycle of PCB creation. In the last three years, the Company has acquired production facilities in Redmond, Washington; Fremont, California; and Huntsville, Alabama, and a 51% interest in a production facility in Melaka, Malaysia. During this same period, Praegitzer acquired or opened 11 design centers in the U.S. and one in Israel. The Company has experienced 46.5% compound revenue growth during fiscal years 1995 through 1998, compared with a compound revenue growth rate for the U.S. PCB industry of 8.5%. Excluding revenue generated by acquired facilities, the Company's compound revenue growth rate during the same period would have been 21.7%. During this period the Company produced increasingly complex PCBs with higher density and layer counts.

    The Company's goal is to be the leading provider of electronic interconnect one-stop design and manufacturing services, while continuing to increase its technological and services advantages.

    The address of the Company's principal executive offices is 1270 SE Monmouth Cut Off Road, Dallas, Oregon 97338, and the Company's telephone number is (503) 623-1000.

                           FORWARD-LOOKING STATEMENTS


    The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. Certain information included in this Prospectus contains statements that are forward-looking, such as statements relating to plans for future activities. This forward-looking information is subject to significant known and unknown risks, uncertainties and other factors that could significantly affect actual results, performance or achievements of the Company in the future and, accordingly, the actual results, performance or achievements may materially differ from those expressed or implied in any forward-looking statements made by the Company. These risks, uncertainties and factors include, but are not limited to, those relating to business conditions and growth in the electronics industry and general economies, both domestic and international, lower than expected customer orders, competitive factors (including increased competition, new product offerings by competitors and price pressures), the availability of parts and supplies at reasonable prices, technological difficulties and resource constraints encountered in developing new products, and outstanding indebtedness. For a more specific and detailed discussion of some of these risks, uncertainties and factors, see "Risk Factors." The words "believe," "expect," "anticipate," "intend" and "plan" and similar expressions identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statement was made.


                                  RISK FACTORS

    See "Risk Factors" for a discussion of certain factors that should be considered by prospective purchasers of the Notes.

                                  THE OFFERING


ISSUER............................  Praegitzer Industries, Inc., an Oregon corporation

SECURITIES OFFERED................  $15,000,000 aggregate principal amount    % Convertible
                                    Subordinated Notes, together with an indeterminate
                                    number of shares of Common Stock issuable upon
                                    conversion of the Notes.

MATURITY..........................  The Notes will mature on December   , 2008, unless
                                    earlier redeemed or converted.

INTEREST..........................  Interest on the Notes at the rate of    % per annum is
                                    payable semi-annually in arrears on January 15 and July
                                    15 of each year, commencing July 15, 1999.

CONVERSION AT THE OPTION OF THE
  HOLDER..........................  The Notes are convertible into Common Stock at the option of the holder at any time on or before the close
                                    of business on the last trading day prior to maturity,
                                    unless previously redeemed, at a conversion price of
                                    $    per share, subject to adjustment in certain events.
                                    See "Description of Notes--Conversion."

REDEMPTION AT THE OPTION OF THE
  COMPANY.........................  Until December   , 2001, the Company may, upon at least
                                    15 days notice, redeem the Notes then outstanding at the
                                    redemption prices set forth herein plus accrued
                                    interest, but only if (i) the Company redeems all of the
                                    Notes then outstanding, (ii) after the date of this
                                    offering and prior to the redemption, there is completed
                                    one or more registered public offerings of Common Stock
                                    of the Company pursuant to which the aggregate

                                    price to the public of shares sold by the Company and/or
                                    the selling shareholders participating in such
                                    offering(s) equals or exceeds $15 million, and (iii) the
                                    closing price of the Common Stock exceeds the
                                    percentages of the conversion price set forth herein for
                                    at least 30 consecutive trading days ending on the fifth
                                    trading day prior to the notice of redemption. On or
                                    after December   , 2001, the Company may, upon at least
                                    15 days notice, redeem the Notes, in whole or from time
                                    to time in part, at the redemption prices set forth
                                    herein, together with accrued and unpaid interest
                                    thereon. See "Description of Notes-- Redemption."

REPURCHASE UPON A DESIGNATED
  EVENT...........................  The Notes are required to be repurchased at 100% of their principal amount together with accrued and unpaid
                                    interest thereon, at the option of the holder, upon the
                                    occurrence of a Designated Event (i.e., a Change of
                                    Control or a Termination of Trading (each as defined)).
                                    See "Risk Factors--Limitations on Repurchase of Notes"
                                    and "Description of Notes--Repurchase at Option of
                                    Holders upon a Designated Event."

SUBORDINATION.....................  The Notes will be general unsecured obligations of the
                                    Company, subordinated in right of payment to all
                                    existing and future Senior Debt of the Company and
                                    effectively subordinated to all existing and future
                                    liabilities and obligations of the Company's
                                    subsidiaries. As of September 30, 1998, the Company had
                                    approximately $77.3 million of outstanding indebtedness
                                    that would have constituted Senior Debt, and the
                                    indebtedness and other liabilities of the Company's
                                    subsidiaries (excluding intercompany liabilities and
                                    obligations of a type not required to be reflected on
                                    the balance sheet of such subsidiary in accordance with
                                    generally accepted accounting principles ("GAAP")) that
                                    would effectively have been senior to the Notes were
                                    approximately $3.9 million. After giving effect to
                                    planned debt repayments by the Company prior to the
                                    offering and the application of the estimated net
                                    proceeds to the Company of the offering, these amounts
                                    will be approximately $65.9 million and $3.9 million,
                                    respectively. See "Risk Factors--Subordination of
                                    Notes," "Use of Proceeds" and "Description of Notes--
                                    Subordination."

USE OF PROCEEDS...................  The Company will apply a significant portion of the net proceeds of this offering to repay balances under its
                                    existing agreements for Senior Debt. See "Use of
                                    Proceeds."

LISTING OF THE SHARES.............  The Common Stock is listed on the Nasdaq National Market under the symbol "PGTZ." The Company has applied to list
                                    the Shares on the Nasdaq National Market, subject only
                                    to notice of issuance.

LISTING OF THE NOTES..............  The Company has applied for approval to list the Notes on the Nasdaq SmallCap Market.

       SUMMARY COMPANY CONSOLIDATED FINANCIAL DATA AND OTHER INFORMATION


                                                                                             THREE MONTHS ENDED
                                                               YEAR ENDED JUNE 30,             SEPTEMBER 30,
                                                        ----------------------------------  --------------------
                                                           1996        1997        1998       1997       1998
                                                        ----------  ----------  ----------  ---------  ---------
                                                        (IN THOUSANDS, EXCEPT GROWTH RATES, RATIOS AND PER SHARE
                                                                                 DATA)
STATEMENT OF INCOME DATA:
Revenue...............................................  $   95,101  $  147,947  $  182,773  $  42,595  $  55,396
Cost of goods sold....................................      72,941     122,013     148,487     34,563     46,202
                                                        ----------  ----------  ----------  ---------  ---------
Gross profit..........................................      22,160      25,934      34,286      8,032      9,194
Selling, general and administrative expenses..........       8,896      19,188      23,456      5,803      7,012
Impairment and in-process technology expense..........          --      11,650          --         --         --
                                                        ----------  ----------  ----------  ---------  ---------
Income (loss) from operations.........................      13,264      (4,904)     10,830      2,229      2,182
Interest expense......................................       1,799       2,295       3,757        726      1,467
Other income..........................................         302         568         224         98        208
                                                        ----------  ----------  ----------  ---------  ---------
Income (loss) from continuing operations before income
  taxes...............................................      11,767      (6,631)      7,297      1,601        923
Provision for income taxes............................       4,472(1)      1,670      2,215       494        330
                                                        ----------  ----------  ----------  ---------  ---------
Income (loss) from continuing operations..............       7,295(1)     (8,301)      5,082     1,107       593
Income (loss) from discontinued operations............        (379)         --          --         --         --
                                                        ----------  ----------  ----------  ---------  ---------
Net income (loss).....................................  $    6,916(1) $   (8,301) $    5,082 $   1,107 $     593
                                                        ----------  ----------  ----------  ---------  ---------
                                                        ----------  ----------  ----------  ---------  ---------
Net income (loss) per share--basic and diluted........  $     0.76  $    (0.68) $     0.40  $    0.09  $    0.05
                                                        ----------  ----------  ----------  ---------  ---------
                                                        ----------  ----------  ----------  ---------  ---------
Weighted average number of shares
  outstanding--diluted................................       9,110      12,234      12,846     12,931     12,797
                                                        ----------  ----------  ----------  ---------  ---------
                                                        ----------  ----------  ----------  ---------  ---------

OTHER DATA:
EBITDA (2)............................................  $   18,175  $    2,473  $   19,733  $   4,288  $   5,475
Adjusted EBITDA (2)(3)................................      18,175      14,123      19,733      4,288      5,475
Depreciation and amortization.........................       4,911       7,377       8,903      2,059      3,293
Capital expenditures..................................       7,526      24,761      39,334      4,352     10,651
Net cash provided by operating activities.............       8,943       1,719      10,353      2,406      4,581
Net cash (used in) investing activities...............     (11,905)    (18,927)    (54,844)    (4,543)    (5,835)
Net cash provided by financing activities.............       2,977      17,612      45,219      2,053        425

                                                                                                      THREE MONTHS ENDED
                                                                          YEAR ENDED JUNE 30,           SEPTEMBER 30,
                                                                    -------------------------------  --------------------
                                                                      1996       1997       1998       1997       1998
                                                                    ---------  ---------  ---------  ---------  ---------

GROWTH RATES:
Revenue...........................................................       63.7%      55.6%      23.5%      44.6%      30.1%
Adjusted EBITDA (2)(3)............................................      157.7%     (22.3)%      39.7%      87.2%      27.7%
Adjusted income from operations (3)...............................      296.3%     (49.1)%      60.5%      23.6%      (2.1)%

MARGINS (4):
Adjusted EBITDA (2)(3)............................................       19.1%       9.5%      10.8%      10.1%       9.9%
Adjusted income from operations (3)...............................       13.9%       4.6%       5.9%       5.2%       3.9%
Net income (loss).................................................        7.3%      (5.6)%       2.8%       2.6%       1.1%

RATIOS:
Adjusted EBITDA to interest expense (2)(3)........................       10.1x       6.2x       5.3x       5.9x       3.7x
Earnings to fixed charges (5).....................................        6.7x        --        2.2x       2.3x       1.3x
Adjusted earnings to fixed charges (3)(5).........................        6.7x       2.4x       2.2x       2.3x       1.3x


                                                                                           SEPTEMBER 30, 1998
                                                                                       --------------------------
                                                                                         ACTUAL    AS ADJUSTED(6)
                                                                                       ----------  --------------
BALANCE SHEET DATA:
Working capital......................................................................  $   20,439    $   27,141
Inventories..........................................................................      16,560        16,560
Total assets.........................................................................     158,822       162,254
Short-term debt......................................................................       8,889         4,518
Long-term obligations................................................................      72,271        65,271
Convertible Subordinated Notes.......................................................          --        15,000
Shareholders' equity.................................................................      44,970        44,773

------------------------


(1) The Company was an S corporation prior to April 1996 and accordingly was not subject to federal and state income taxes prior to April 1996. For this portion of 1996 income tax expense, net income and net income per share are shown pro forma. Pro forma amounts reflect federal and state income taxes as if the Company had been a C corporation based on the effective tax rates that would have been in effect during these periods. See Note 12 to the Company's Financial Statements.


(2) EBITDA represents income from operations before depreciation and amortization. EBITDA is not a measurement determined under GAAP and does not represent cash generated from operating activities in accordance with GAAP. EBITDA should not be considered by the reader as an alternative to net income as an indicator of financial performance or as an alternative to cash flows as a measure of liquidity. In addition, the Company's definition of EBITDA may not be identical to similarly entitled measures used by other companies. The derivation of EBITDA and EBITDA, as adjusted, is set forth in the following table.

                                                                                           THREE MONTHS ENDED
                                                               YEAR ENDED JUNE 30,           SEPTEMBER 30,
                                                         -------------------------------  --------------------
                                                           1996       1997       1998       1997       1998
                                                         ---------  ---------  ---------  ---------  ---------
Income (loss) from operations..........................  $  13,264  $  (4,904) $  10,830  $   2,229  $   2,182
Depreciation and amortization..........................      4,911      7,377      8,903      2,059      3,293
                                                         ---------  ---------  ---------  ---------  ---------
EBITDA.................................................     18,175      2,473     19,733      4,288      5,475
Impairment and in-process technology expense (see
  footnote 3)..........................................         --     11,650         --         --         --
                                                         ---------  ---------  ---------  ---------  ---------
EBITDA, as adjusted....................................  $  18,175  $  14,123  $  19,733  $   4,288  $   5,475
                                                         ---------  ---------  ---------  ---------  ---------
                                                         ---------  ---------  ---------  ---------  ---------

(3) Adjusted earnings, adjusted EBITDA and adjusted income from operations reflect the Company's earnings, EBITDA and income from operations, respectively, adjusted to exclude an aggregate non-cash charge of $11.65 million representing the write-off of goodwill associated with the acquisition of Circuit Technology, Inc. ("CTI") in fiscal 1996 and the write-off of purchased research and development costs related to the acquisition of Trend Circuits ("Trend") in fiscal 1997. Adjusted earnings, adjusted EBITDA and adjusted income from operations are not measurements determined under GAAP. Adjusted earnings, adjusted EBITDA and adjusted income from operations should not be considered by the reader as alternatives to net income, EBITDA and income from operations as indicators of financial performance.

(4) Margins represent the indicated items expressed as a percentage of revenue.

(5) For purposes of calculating the ratio of earnings to fixed charges, earnings consist of income before income taxes, plus fixed charges. "Fixed charges" consist of interest on all indebtedness, amortization of deferred debt financing costs and one-third of rental expense (the portion deemed representative of the interest factor). Earnings were insufficient to cover fixed charges for the year ended June 30, 1997 by $6.6 million. For each period presented, the ratio of earnings to fixed charges plus preferred dividends is identical to the corresponding ratio of earnings to fixed charges.

(6) As adjusted to give effect to the issuance of the $15,000,000 principal amount of Notes offered hereby, the receipt by the Company of the net proceeds, and the application of the net proceeds as described under "Use of Proceeds."

                                  RISK FACTORS

    EACH PROSPECTIVE INVESTOR SHOULD CAREFULLY CONSIDER, IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, THE FOLLOWING INFORMATION BEFORE PURCHASING THE NOTES OFFERED HEREBY.

FLUCTUATIONS IN OPERATING RESULTS

    The Company's results of operations have fluctuated and may continue to fluctuate from period to period, including on a quarterly basis. Variations in design, quick-turnaround and pre-production and high volume production orders and in the average number of layers per printed circuit board have significantly affected both revenue and gross margins. Operating results may also be affected by other factors, including the receipt and shipment of large orders, plant utilization, manufacturing process yields, the timing of expenditures in anticipation of future sales, raw material availability, the length of sales cycles and economic conditions in the electronics industry. A significant portion of the Company's operating expenses are fixed. Any inability to adjust spending quickly enough to compensate for any revenue shortfall could magnify the shortfall's adverse impact on the Company. Moreover, the Company's business involves highly complex manufacturing processes that are subject to occasional failure. Process failures have occurred in the past and have resulted in delays in product shipments. There is no assurance that process failures will not occur in the future, and the loss of revenue as the result of such failures could have a material adverse effect on the Company. Results of operations in any period should not be considered indicative of the results to be expected for any future period. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

LACK OF LONG-TERM SALES COMMITMENTS


    Several factors contribute to the volatility of the Company's results of operations, including backlog and order management, product mix changes, order cancellations and process failures. The Company's customers generally require short delivery cycles, and a substantial portion of the Company's backlog is typically scheduled for delivery within 60 days. The Company has no long-term sales commitments other than a two-year contract with Intergraph Corporation ("Intergraph"). Quarterly sales and operating results therefore depend in large part on the volume and timing of orders received during the quarter, which are difficult to forecast. The level and timing of orders placed by the Company's customers vary due to customer inventory management, changes in customer manufacturing strategy, variation in demands for customer products and other factors. In the case of orders for prototype and pre-production runs, the Company's lead time may be reduced to as little as one day and, due to its dependence on customer product launches and design changes, the Company's operating results from its quick-turnaround business are subject to particular volatility. The short lead times inherent in the Company's backlog also affect its ability to plan production and inventory levels, which could lead to fluctuation in operating results. In addition, a variety of conditions, both those specific to individual customers and those generally affecting their industry segments, such as a general downturn in the economic conditions in the United States and other regions of the world, including Asia, may cause customers to cancel, reduce or delay orders that were previously made or anticipated. Generally, customers may cancel, reduce or delay purchase orders and commitments without penalty, except for payment for work and materials expended through the cancellation date. Significant or numerous cancellations, reductions or delays in orders by customers could have a material adverse effect on the Company. See "Business--Customers" and "Business--Sales and Marketing."


DEPENDENCE ON ELECTRONICS INDUSTRY

    The Company's customers include OEMs and contract manufacturers of data communications and telecommunications equipment, instrumentation and industrial equipment, computers and peripherals, and business and consumer electronics. These industry segments, as well as the electronics industry as a whole, are subject to rapid technological change and product obsolescence. Because the Company's products are highly specialized and are specified into an OEM's product, discontinuation or modification of these products could have a material adverse effect on the Company. The electronics industry is subject to economic cycles and has experienced and is likely in the future to experience recessionary periods. Pricing pressures, a general recession or any other event leading to excess capacity or a downturn in the electronics industry likely would result in intensified price competition, reduced gross margins and a decrease in unit volume, which could have a material adverse effect on the Company. See "Business-- Customers" and "Business--Sales and Marketing."


TECHNOLOGICAL CHANGE


    Technological change in the PCB industry is rapid and continuous. The manufacture of complex PCBs requires increasing technological and manufacturing expertise. To satisfy customers' needs for increasingly complex products, the Company must continue to develop improved manufacturing processes and invest in new facilities and systems. New technologies and equipment may be required for the Company to remain competitive, and the acquisition and implementation of these technologies and equipment may require significant capital investment. In addition, the printed circuit board industry may in the future encounter competition from new technologies, including ceramic and deposited multichip modules, that may reduce the number of printed circuit boards required in electronic equipment or may render existing technology less competitive or obsolete. There is no assurance that the Company will have adequate capital to maintain technological adequacy, that the Company's future process development efforts will be successful or that the emergence of new technologies, industry standards or customer requirements will not render the Company's technology, equipment or systems inadequate. See "Business--Manufacturing and Engineering Processes and Quality Assurance"


UNCERTAIN ABILITY TO MANAGE GROWTH; RISKS ASSOCIATED WITH POSSIBLE ACQUISITIONS


    The Company has recently experienced significant growth and expansion, particularly in connection with the acquisitions of CTI, Trend, a 51% ownership interest in Praegitzer Asia Sdn. Bhd. ("Praegitzer Asia"), the Huntsville PCB facility of Intergraph and several design centers, which has placed, and is expected to continue to place, significant demands on the Company's managerial, technical, financial and other resources. The Company's growth strategy will require increased personnel throughout the Company, expanded customer service and support, expanded operational and financial systems and the implementation of new control procedures. There is no assurance that the Company will be able to attract qualified personnel, successfully manage expanded operations or accomplish other measures necessary for its successful growth. As the Company expands, it may from time to time experience constraints that will adversely affect its ability to satisfy customer demands in a timely fashion. Failure to manage growth effectively, including costs of integrating acquired facilities, could have an adverse effect on the Company. Results may fluctuate as a result of the acquisitions.



    The Company intends to continue pursuing acquisitions. Although the Company has no understandings, commitments or agreements with respect to any acquisition, the Company anticipates that one or more potential acquisition opportunities may become available in the future. Acquisitions would require investment of operational and financial resources and could require integration of dissimilar operations, assimilation of new employees, diversion of management resources, increases in administrative costs and additional costs associated with debt or equity financing. If attractive acquisition opportunities become available, the Company intends to pursue them actively. There is no assurance that the Company will complete any acquisition, that any future acquisition will be successful or that a future acquisition will not materially and adversely affect the Company. See "Use of Proceeds" and "Business--Strategy."


DEPENDENCE ON KEY PERSONNEL

    The Company's future success will depend in part on the continued service of certain key management, engineering and other personnel, including Robert Praegitzer, the Company's Chief Executive

Officer and Chairman of the Board, and Matthew Bergeron, the Company's President and Chief Operating Officer, and the Company's ability to attract and retain qualified managerial, engineering, technical, sales and marketing personnel. Competition for these employees is intense. There is no assurance that the Company can retain its existing key personnel or that it can attract and retain sufficient numbers of qualified employees in the future. The loss of key employees or the inability to hire or retain qualified personnel in the future could have a material adverse effect on the Company. See "Management."

CUSTOMER CONCENTRATION


    For fiscal 1998, sales to Hewlett-Packard and Victron/Xylan accounted for approximately 8% and 6.1% of the Company's revenue, respectively, and the Company's ten largest customers accounted for approximately 45% of the Company's revenue. The Company expects a significant portion of its revenue will continue to be concentrated in a small number of customers. The loss of, or significant curtailment of purchases by, one or more of these customers could have a material adverse effect on the Company. In addition, future consolidation in the electronics industry could reduce the number of the Company's customers and increase the possibility that the loss of, or significant curtailment of purchases by, one or more of these customers could have a material adverse effect on the Company. See "Business-- Customers" and "Business--Sales and Marketing."


COMPETITION

    The PCB industry is highly fragmented and characterized by intense competition, which the Company believes will increase. The Company competes principally in the market for complex, rigid multilayer PCBs. The Company's competitors are primarily large domestic manufacturers, offshore manufacturers located primarily in Asia, small or regional domestic manufacturers and captive PCB operations of large OEMs such as IBM. The principal competitors of the Company include Nanya, Compeq, Hadco and Viasystems. Some of the Company's competitors are substantially larger and have substantially greater manufacturing, financial and marketing resources than the Company. During periods of recession in the electronics industry, increasingly price sensitive customers may place less value on the Company's competitive strengths, such as quick-turnaround manufacturing and responsive customer service. In addition, OEMs with captive PCB manufacturing operations may seek open market orders to fill excess capacity, which increases price competition. The Company may be at a disadvantage in the lower technology segments of the PCB market when competing with manufacturers with lower cost structures, particularly those with offshore facilities where labor and other costs may be lower. Although capital requirements are a significant barrier to entry for manufacturing technologically complex PCBs, the basic interconnect technology is generally not protected by patents or copyrights. There is no assurance that the Company will be able to compete successfully against present or future competitors or that competitive pressures faced by the Company will not have a material adverse effect on the Company. See "Business-- Competition."

AVAILABILITY AND COST OF MATERIALS


    The Company has no fixed price contracts or arrangements for some of the raw materials and supplies it purchases. Shortages of, and price increases for, certain raw materials used by the Company have occurred in the past and may occur in the future. As the use of proprietary materials increases, the potential for shortages in supply also increases. Future shortages or price fluctuations in raw materials could have a material adverse effect on the Company. There is no assurance that the Company will be successful in mitigating these risks through contracts with its suppliers. Delays or interruptions in obtaining raw materials would have a particularly pronounced effect on the Company's quick-turnaround business because of the short lead times associated with that business. See "Business--Manufacturing and Engineering Processes and Quality Assurance" and "Business--Materials and Supplies."

ENVIRONMENTAL MATTERS

    The Company uses certain materials in its manufacturing processes that are classified as hazardous substances. Proper waste disposal and environmental regulation are major considerations for PCB manufacturers because metals and chemicals are used in the manufacturing process. If violations of environmental laws occur, the Company could be liable for damages and for the costs of remedial actions and could also be subject to revocation of permits necessary to conduct its business. Any such revocation could require the Company to cease or limit production at one or more of its facilities, which could have a material adverse effect on the Company. The Company is also subject to laws relating to the storage, use and disposal of chemicals, solid waste and hazardous materials, as well as air quality regulations. As a generator of hazardous materials, the Company is subject to financial exposure even if it fully complies with these laws. Because of the nature and quantity of hazardous substances used in PCB manufacturing, the Company could be required under environmental laws to conduct investigation and remediation of past releases of hazardous substances. Environmental laws could become more stringent over time, imposing greater compliance costs and increasing risks and penalties associated with a violation. See "Business--Environmental Matters."

INTERNATIONAL OPERATIONS

    In April 1998, the Company acquired a 51% interest in Praegitzer Asia, a PCB manufacturer located in Malaysia. As a result, the Company's business is subject to the risks generally associated with doing business abroad, such as foreign governmental regulations, foreign consumer preferences, tariffs and other trade barriers, political unrest, disruptions or delays in shipments and changes in economic conditions in countries in which the Company manufactures or sells its products. For example, the recent turmoil in Asian markets may adversely affect the Company's ability to sell products produced by Praegitzer Asia. Some of the Company's international sales are denominated in Malaysian Ringgit. Consequently, a decrease in the value of the Malaysian currency in relation to the U.S. dollar would have an adverse impact on the Company's results of operations. Moreover, the Malaysian government has recently imposed certain currency controls relating to the Ringgit, which may adversely impact the Company's ability to transfer funds into and out of its Malaysian subsidiary. These factors, among others, could influence the Company's ability to sell its products in international markets, as well as its ability to manufacture its products or procure certain materials. If any such factors were to render the conduct of business in Malaysia undesirable or impractical, there could be a material adverse effect on the Company. The Company's management has limited experience in operating foreign manufacturing facilities, and there is no assurance that the Company will be able to operate the new facility profitably.

INTELLECTUAL PROPERTY

    The Company's success depends in part on its proprietary techniques and manufacturing expertise, particularly in the area of complex multilayer PCBs. The Company has no patents and relies principally on trade secret protection of its intellectual property. There is no assurance that the Company will be able to protect its trade secrets or that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to the Company's trade secrets. In addition, litigation may be necessary to protect the Company's trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of patent infringement. With one exception, the Company is not aware of any pending or threatened claims that affect any of the Company's intellectual property rights. The exception is a claim asserted by a former iron powder supplier to the Company, which has claimed that the Company's use of iron powder purchased from another source in certain copper recovery processes infringes on a patent held by such former supplier. The Company believes that it has valid defenses to this claim, and intends to defend against the claim vigorously. If any other infringement claim is asserted against the Company, the Company may seek to obtain a license of the other party's intellectual property rights. There is no assurance that third parties will not assert infringement claims against the Company in the future or that, in such circumstances, a license would be available on reasonable terms or at all. Litigation with respect to patents or other intellectual property matters could result in substantial costs and diversion of management and other resources and could have a material adverse effect on the Company.

SUBORDINATION OF NOTES

    All obligations of the Company under the Notes are unsecured and rank subordinate and junior in right of payment to all current and future Senior Debt of the Company, the amount of which is unlimited.

    The Company will use approximately $8.5 million of the proceeds from this offering to pay off the entire balance under one of the Heller Agreements (as defined herein) and approximately $3.1 million to pay off the entire balance under the Finova Agreement (as defined herein). All obligations of the securities described herein will be effectively subordinated to all outstanding existing and future obligations of the Company and its subsidiaries. As of September 30, 1998, on a pro forma basis after giving effect to the offering and the application of the estimated net proceeds therefrom, the Company would have had approximately $65.9 million of indebtedness outstanding, all of which (except for the indebtedness relating to the Notes themselves) effectively would have been senior to the securities described herein. The Company will have nothing available for borrowing under its existing credit agreements upon completion of this offering. The Company has entered into a letter of intent (the "Letter of Intent") with another commercial bank to provide funds to replace funding under an existing credit agreement. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources." All of the Company's existing credit agreements provide for the acceleration of outstanding amounts under any such agreement in the event of default. Such an acceleration might restrict the ability of the Company to pay interest on the Notes.

POSSIBLE REDEMPTION PRIOR TO STATED MATURITY


    The Company may, at its option, on or after December   , 2001, redeem the
Notes in whole at any time or in part from time to time at the redemption prices set forth herein plus accrued but unpaid interest to the date fixed for
redemption. The Company may redeem the Notes in whole before December   , 2001
at the redemption prices set forth herein if, after the date of this offering, there is completed one or more registered public offerings of Common Stock of the Company pursuant to which the aggregate price to the public of shares sold by the Company and/or the selling shareholders participating in such offering(s) equals or exceeds $15 million and the closing price for the Common Stock exceeds the percentages of the conversion price set forth herein for at least 30 consecutive trading days ending on the fifth day prior to the redemption notice. See "Description of the Notes--Redemption."


ABILITY TO MAKE PAYMENTS ON THE NOTES

    The Company will have significant interest expense under the Notes. As of September 30, 1998, after giving effect to the offering and the application of net proceeds therefrom, the Company would have approximately $65.9 million in outstanding indebtedness on a consolidated basis, all of which (except for indebtedness relating to the Notes themselves) effectively would have been senior to the Notes described herein. The Company's ability to pay interest on the Notes depends primarily on the cash and liquid investments of the Company and on the profitability, financial condition, and capital expenditure and other cash flow requirements of the Company. In addition, the Indenture does not restrict the ability of the Company or its subsidiaries to incur additional indebtedness, including indebtedness secured by their assets or properties, and does not prohibit the Company or its subsidiaries from entering into credit agreements or other financial arrangements that restrict such subsidiaries from making payments to the Company. Although the Company expects that its operating cash flow will be sufficient to cover its expenses including interest costs, there is no assurance in this regard. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

LIMITED COVENANTS; ABSENCE OF SINKING FUND

    The covenants in the Indenture are limited. The Company is not required under the Indenture to meet any financial tests that measure the Company's working capital, interest coverage or net worth in order to comply with the terms of the Indenture. As a result, the Indenture does not offer substantial protection to holders of Notes in the event of a material adverse change in the Company's financial condition or results of operations. Therefore, the provisions of the Indenture should not be considered a significant factor in evaluating whether the Company will be able to comply with its obligations under the Notes. Further, the Notes do not have the benefit of any sinking fund payments by the Company.

RISKS ASSOCIATED WITH LEVERAGE


    The Company operates with significant amounts of debt relative to its equity. At September 30, 1998, the Company had outstanding $81.2 million in principal amount of indebtedness, and the Company has incurred prior to the offering and intends to continue to incur bank debt in addition to the Notes. In fiscal 1997 and 1998, the Company's payments under long-term debt agreements were $16.4 million and $3.3 million, respectively. Following the expected application of the estimated net proceeds to the Company of the offering and repayments of debt after September 30, 1998 and prior to the offering, the Company will continue to have at least $69.8 million in principal amount of indebtedness outstanding including $4.5 million of short-term borrowings and current portion of long-term debt.


LIMITATIONS ON REPURCHASE OF NOTES


    Upon a Designated Event, which includes a Change of Control and a Termination of Trading (each as defined), each holder of Notes will have certain rights, at the holder's option, to require the Company to repurchase all or a portion of such holder's Notes. If a Designated Event occurs, there is no assurance that the Company would have sufficient funds to pay the repurchase price for all Notes tendered. In addition, the terms of the Company's existing or future credit or other agreements relating to indebtedness (including Senior
Debt) may prohibit the Company from purchasing any Notes and may also provide that a Designated Event, as well as certain other change-of-control events with respect to the Company, would constitute an event of default thereunder. In the event a Designated Event occurs when the Company is prohibited from purchasing Notes, the Company could seek the consent of its lenders to the purchase of Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain a consent or repay the borrowings, the Company would be prohibited from purchasing Notes. In such case, the Company's failure to purchase tendered Notes would be an Event of Default under the Indenture, which may, in turn, constitute a further default under the terms of other indebtedness that the Company has entered into or may enter into from time to time. In these circumstances, the subordination provisions in the Indenture would likely restrict payments to the holders of Notes. See "Description of Notes--Repurchase at Option of Holders Upon a Designated Event."


NO PRIOR OR EXISTING MARKET; LIQUIDITY; VOLATILITY OF MARKET PRICES


    There is no existing market for the Notes. The Company has applied for approval to list the Notes on the Nasdaq SmallCap Market. There is no assurance, however, that an active and liquid trading market for the Notes will develop or that continued quotation of the Notes will be available on the Nasdaq SmallCap Market. Future trading prices of the Notes will depend on many factors including, among other things, prevailing interest rates, the operating results and financial condition of the Company, and the market for similar securities. As a result of the Company's right to redeem the Notes in certain circumstances, the market price of the Notes may be more volatile than the market prices of debt securities that are not subject to optional redemption. Accordingly, the Notes may trade at a discount from the price that the investor paid to purchase the Notes.

    Although the Underwriters have advised the Company that they intend to make a market in the Notes, they are not obligated to do so and may discontinue market-making at any time without notice. There is no assurance that an active public market for the Notes will develop or be sustained after the offering or that the market price of the Common Stock or the Notes will not decline. The trading price of the Common Stock and Notes could be subject to wide fluctuations in response to quarter-to-quarter variations in operating results, announcements of technological innovations or new products by the Company or its competitors, general conditions in the PCB industry, changes in earnings estimates or recommendations by analysts, or other events or factors. In addition, the public stock markets have experienced extreme price and trading volume volatility in recent months. This volatility has significantly affected the market prices of securities of high technology companies for reasons frequently unrelated to the operating performances of the specific companies. Those broad market fluctuations may adversely affect the market price of the Common Stock and Notes. See "Underwriting."

CONTROL BY PRINCIPAL SHAREHOLDER

    Robert L. Praegitzer, Chairman of the Board and Chief Executive Officer of the Company, beneficially owns approximately 64% of the outstanding Common Stock. As a result, he will be able to control all matters requiring approval by the shareholders of the Company, including the election of directors and the amendment of the Company's articles of incorporation, without the cooperation of any other shareholder. As a shareholder, Mr. Praegitzer is not prohibited from acting in his own interest in respect of, among other things, the voting or disposing of his shares of Common Stock.

SHARES ELIGIBLE FOR FUTURE SALE

    Sales of a substantial number of shares of the Common Stock in the public market following this offering, or the prospect of such sales, could adversely affect the market price of the Common Stock and the Company's ability to raise capital in the future in the equity markets. At September 30, 1998, there were 12,807,442 shares of Common Stock outstanding. Of these shares, approximately
5.8 million shares were eligible for immediate resale without restriction under the Securities Act of 1933, as amended (the "Securities Act"). There were approximately 7.0 million shares eligible for immediate resale subject to the limitations of Rule 144. As of September 30, 1998, options to purchase 1,406,520 shares of Common Stock had been granted under the Company's 1995 Stock Incentive Plan (the "Stock Incentive Plan"). The Company has filed a registration statement on Form S-8 under the Securities Act covering shares of Common Stock reserved for issuance under the Stock Incentive Plan. This registration statement is effective. Subject to the satisfaction of applicable exercisability periods and Rule 144 volume limitations applicable to affiliates, shares of Common Stock issued upon exercise of outstanding options granted pursuant to the Stock Incentive Plan will be available for immediate resale in the open market.

POTENTIAL ISSUANCE OF PREFERRED STOCK; ANTI-TAKEOVER EFFECT OF OREGON LAW

    The Company is authorized to issue up to 500,000 shares of Preferred Stock, and the Board of Directors may fix the preferences, limitations and relative rights of those shares without any vote or action by the shareholders. The potential issuance of Preferred Stock, certain provisions of Oregon law and the concentrated ownership of the Company could make it more difficult for a party to gain control of the Company. See "Description of Capital Stock."

                                USE OF PROCEEDS

    The net proceeds to the Company from the sale of the Notes are estimated to be approximately $13.9 million (approximately $16.3 million if the Underwriters' over-allotment option is exercised in full).

    The Company intends to use approximately $8.5 million of the net proceeds to repay the entire balance under one of the Heller Agreements and approximately $3.1 million to repay the entire balance under the Finova Agreement. Interest accrues on outstanding balances under the Heller Agreement to be repaid at LIBOR plus 2.75% (8.5% per annum at September 30, 1998) and under the Finova Agreement at 9.9% per annum. The outstanding balance under the Heller Agreement that will be repaid is payable in full by February 1, 2005. The outstanding balance under the Finova Agreement is payable in full by September 1, 1999. Any remaining proceeds will be used for working capital and other general corporate purposes, including the possible acquisition of businesses or products which the Company believes will enhance its business. Although the Company actively seeks and evaluates possible acquisition opportunities, the Company has no agreements, commitments, understandings or arrangements with respect to any acquisition.

    Proceeds not immediately required for the purposes set forth above will be invested principally in U.S. government securities, short-term certificates of deposit, money market funds or other investment grade interest-bearing investments.

                                DIVIDEND POLICY

    The Company has not declared any cash dividends in the past two fiscal years. The Company expects to retain any earnings to finance the expansion and development of its business and has no plans to declare cash dividends. The payment of dividends is within the discretion of the Company's Board of Directors and will depend on the earnings, capital requirements and operating and financial condition of the Company, among other factors. Certain of the Company's credit agreements restrict the Company's ability to pay dividends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                          MARKET PRICE OF COMMON STOCK

    The Company's Common Stock trades on the Nasdaq National Market under the symbol "PGTZ." The following table sets forth, for the periods indicated, the high and low closing sale prices for the Common Stock, as reported by the Nasdaq National Market.


                                                                                                HIGH        LOW
                                                                                              ---------  ---------
FISCAL 1997
First Quarter...............................................................................  $   14.00  $   8.125
Second Quarter..............................................................................      12.00      9.250
Third Quarter...............................................................................     12.375      8.625
Fourth Quarter..............................................................................     11.375       8.50

FISCAL 1998
First Quarter...............................................................................  $  14.938  $   10.50
Second Quarter..............................................................................      15.00       9.25
Third Quarter...............................................................................     11.125       8.50
Fourth Quarter..............................................................................      9.438      5.469

FISCAL 1999
First Quarter...............................................................................  $    9.00  $    5.50
Second Quarter (through November 19, 1998)..................................................       9.50      6.375


    As of October 15, 1998 there were approximately 1,435 holders of record of the Company's Common Stock. The Company believes the number of beneficial owners is substantially greater than the number of record holders because a large portion of the Company's outstanding Common Stock is held of record in broker "street names" for the benefit of individual investors. A recent reported sale price of the Common Stock on the Nasdaq National Market is set forth on the cover page of this Prospectus.

                                 CAPITALIZATION

    The following table sets forth the short-term debt and capitalization of the Company as of September 30, 1998 and as adjusted to give effect to the issuance by the Company of the $15,000,000 principal amount of Notes offered hereby and the application by the Company of the net proceeds therefrom as described under "Use of Proceeds."

                                                                                             SEPTEMBER 30, 1998
                                                                                           -----------------------
                                                                                             ACTUAL    AS ADJUSTED
                                                                                           ----------  -----------
                                                                                           (DOLLARS IN THOUSANDS)
Short-term debt..........................................................................  $    8,889   $   4,518
Long-term obligations, net of current portion............................................      72,271      65,271
Convertible Subordinated Notes...........................................................          --      15,000
Shareholders' equity
  Preferred stock, 500,000 shares authorized, no shares issued and outstanding...........          --          --
  Common Stock, 50,000,000 shares authorized, 12,807,442 shares issued and outstanding...      42,653      42,653
  Retained earnings......................................................................       2,317       2,120(1)
                                                                                           ----------  -----------
    Total shareholders' equity...........................................................      44,970      44,773
                                                                                           ----------  -----------
      Total capitalization...............................................................  $  126,130   $ 129,562
                                                                                           ----------  -----------
                                                                                           ----------  -----------

------------------------

(1) Reflects payment of prepayment penalties.

           SELECTED CONSOLIDATED FINANCIAL DATA AND OTHER INFORMATION

    The following statement of income data for the years ended June 30, 1996, 1997 and 1998 and actual balance sheet data at June 30, 1997 and 1998 have been derived from the Company's consolidated financial statements included elsewhere in this Prospectus, which have been audited by Deloitte & Touche LLP, independent auditors, as indicated in their report included elsewhere in this Prospectus. The financial data given below as of and for the three months ended September 30, 1997 and 1998 have been derived from unaudited consolidated financial statements included elsewhere in this Prospectus and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of results for the unaudited interim periods. Results for the three months ended September 30, 1998 are not necessarily indicative of results that can be expected for the full fiscal year. Such information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements of the Company, including the notes thereto, appearing elsewhere in this Prospectus.

                                                                                  YEAR ENDED JUNE 30,
                                                             -------------------------------------------------------------
                                                              1994         1995         1996          1997          1998
                                                             -------      -------      -------      --------      --------
                                                             (IN THOUSANDS, EXCEPT PERCENTAGES, RATIOS AND PER SHARE DATA)
STATEMENT OF INCOME DATA:
Revenue................................................      $51,757      $58,096      $95,101      $147,947      $182,773
Cost of goods sold.....................................       46,244       48,343       72,941       122,013       148,487
                                                             -------      -------      -------      --------      --------
Gross profit...........................................        5,513        9,753       22,160        25,934        34,286
Selling, general and administrative expenses...........        6,082        6,406        8,896        19,188        23,456
Impairment and in-process technology expense...........           --           --           --        11,650            --
                                                             -------      -------      -------      --------      --------
Income (loss) from operations..........................         (569)       3,347       13,264        (4,904)       10,830
Interest expense.......................................        1,217        1,563        1,799         2,295         3,757
Other income (expense).................................         (353)          92          302           568           224
                                                             -------      -------      -------      --------      --------
Income (loss) from continuing operations before income
  taxes................................................       (2,139)       1,876       11,767        (6,631)        7,297
Provision (benefit) for income taxes...................         (919)(1)      691(1)     4,472(1)      1,670         2,215
                                                             -------      -------      -------      --------      --------
Income (loss) from continuing operations...............       (1,220)(1)    1,185(1)     7,295(1)     (8,301)        5,082
Income (loss) from discontinued operations.............       (1,899)(1)       --         (379)(1)        --            --
                                                             -------      -------      -------      --------      --------
Net income (loss)......................................      $(3,119)(1)  $ 1,185(1)   $ 6,916(1)   $ (8,301)     $  5,082
                                                             -------      -------      -------      --------      --------
                                                             -------      -------      -------      --------      --------
Net income (loss) per share--basic and diluted.........                   $  0.13(1)   $  0.76(1)   $  (0.68)     $   0.40
                                                                          -------      -------      --------      --------
                                                                          -------      -------      --------      --------
Weighted average number of shares outstanding--
  diluted..............................................                     8,824        9,110        12,234        12,846
                                                                          -------      -------      --------      --------
                                                                          -------      -------      --------      --------
OTHER DATA:
EBITDA(2)..............................................      $ 3,145      $ 7,052      $18,175      $  2,473      $ 19,733
Adjusted EBITDA(2)(3)..................................        3,145        7,052       18,175        14,123        19,733
Depreciation and amortization..........................        3,714        3,705        4,911         7,377         8,903
Capital expenditures...................................        3,951        3,663        7,526        24,761        39,334
Net cash provided by operating activities..............        2,057        5,004        8,943         1,719        10,353
Net cash provided by (used in) investing activities....        3,421       (3,816)     (11,905)      (18,927)      (54,844)
Net cash provided by (used in) financing activities....       (5,477)      (1,189)       2,977        17,612        45,219

GROWTH RATES:
Revenue................................................          2.6%        12.2%        63.7%         55.6%         23.5%
Adjusted EBITDA(2)(3)..................................        (65.9)%      124.2%       157.7%        (22.3)%        39.7%
Adjusted income from operations(3).....................       (111.4)%         NA        296.3%        (49.1)%        60.5%

MARGINS(4):
Adjusted EBITDA(2)(3)..................................          6.1%        12.1%        19.1%          9.5%         10.8%
Adjusted income (loss) from operations(3)..............         (1.1)%        5.8%        13.9%          4.6%          5.9%
Net income (loss)......................................         (6.0)%        2.0%         7.3%         (5.6)%         2.8%

RATIOS:
Adjusted EBITDA to interest expense(2)(3)(5)...........          2.6x         4.5x        10.1x          6.2x          5.3x
Earnings, to fixed charges(6)..........................           --          2.0x         6.7x           --           2.2x
Adjusted earnings to fixed charges(3)(6)...............           --          2.0x         6.7x          2.4x          2.2x


                                                          THREE MONTHS ENDED
                                                            SEPTEMBER 30,
                                                         --------------------
                                                          1997         1998
                                                         -------      -------

STATEMENT OF INCOME DATA:
Revenue................................................  $42,595      $55,396
Cost of goods sold.....................................   34,563       46,202
                                                         -------      -------
Gross profit...........................................    8,032        9,194
Selling, general and administrative expenses...........    5,803        7,012
Impairment and in-process technology expense...........       --           --
                                                         -------      -------
Income (loss) from operations..........................    2,229        2,182
Interest expense.......................................      726        1,467
Other income (expense).................................       98          208
                                                         -------      -------
Income (loss) from continuing operations before income
  taxes................................................    1,601          923
Provision (benefit) for income taxes...................      494          330
                                                         -------      -------
Income (loss) from continuing operations...............    1,107          593
Income (loss) from discontinued operations.............       --           --
                                                         -------      -------
Net income (loss)......................................  $ 1,107      $   593
                                                         -------      -------
                                                         -------      -------
Net income (loss) per share--basic and diluted.........  $  0.09      $  0.05
                                                         -------      -------
                                                         -------      -------
Weighted average number of shares outstanding--
  diluted..............................................   12,931       12,797
                                                         -------      -------
                                                         -------      -------
OTHER DATA:
EBITDA(2)..............................................  $ 4,288      $ 5,475
Adjusted EBITDA(2)(3)..................................    4,288        5,475
Depreciation and amortization..........................    2,059        3,293
Capital expenditures...................................    4,352       10,651
Net cash provided by operating activities..............    2,406        4,581
Net cash provided by (used in) investing activities....   (4,543)      (5,835)
Net cash provided by (used in) financing activities....    2,053          425
GROWTH RATES:
Revenue................................................     44.6%        30.1%
Adjusted EBITDA(2)(3)..................................     87.2%        27.7%
Adjusted income from operations(3).....................     23.6%        (2.1)%
MARGINS(4):
Adjusted EBITDA(2)(3)..................................     10.1%         9.9%
Adjusted income (loss) from operations(3)..............      5.2%         3.9%
Net income (loss)......................................      2.6%         1.1%
RATIOS:
Adjusted EBITDA to interest expense(2)(3)(5)...........      5.9x         3.7x
Earnings, to fixed charges(6)..........................      2.3x         1.3x
Adjusted earnings to fixed charges(3)(6)...............      2.3x         1.3x

                                                                           JUNE 30,
                                                     -----------------------------------------------------  SEPTEMBER 30,
                                                       1994       1995       1996       1997       1998         1998
                                                     ---------  ---------  ---------  ---------  ---------  -------------
BALANCE SHEET DATA:
Working capital....................................  $  (5,999) $  (1,897) $  10,743  $  17,031  $  19,297    $  20,439
Inventories........................................      3,449      4,002      6,212      8,534     16,491       16,560
Total assets.......................................     29,051     30,352     52,836     87,286    151,494      158,822
Short-term debt....................................      2,068      1,302        871      3,565      6,394        8,889
Long-term obligations..............................      7,496     10,188      7,695     29,785     73,413       72,271
Shareholders' equity...............................      4,118      5,699     34,641     37,641     43,980       44,970

------------------------------


(1) The Company was an S corporation prior to April 1996 and accordingly was not subject to federal and state income taxes prior to April 1996. For this portion of 1996 income tax expense, net income and net income per share are shown pro forma. Pro forma amounts reflect federal and state income taxes as if the Company had been a C corporation based on the effective tax rates that would have been in effect during these periods. See Note 12 to the Company's Financial Statements.


(2) EBITDA represents income from operations before depreciation and amortization. EBITDA is not a measurement determined under GAAP and does not represent cash generated from operating activities in accordance with GAAP. EBITDA should not be considered by the reader as an alternative to net income as an indicator of financial performance or as an alternative to cash flows as a measure of liquidity. In addition, the Company's definition of EBITDA may not be identical to similarly entitled measures used by other companies. The derivation of EBITDA and EBITDA, as adjusted, is set forth in the following table.


                                                                                                          THREE MONTHS ENDED
                                                                   YEAR ENDED JUNE 30,                      SEPTEMBER 30,
                                                  -----------------------------------------------------  --------------------
                                                    1994       1995       1996       1997       1998       1997       1998
                                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Income (loss) from operations...................  $    (569) $   3,347  $  13,264  $  (4,904) $  10,830  $   2,229  $   2,182
Depreciation and amortization...................      3,714      3,705      4,911      7,377      8,903      2,059      3,293
                                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------
EBITDA..........................................      3,145      7,052     18,175      2,473     19,733      4,288      5,475
Impairment and in-process technology expense
  (see footnote 3)..............................         --         --         --     11,650         --         --         --
                                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------
EBITDA, as adjusted.............................  $   3,145  $   7,052  $  18,175  $  14,123  $  19,733  $   4,288  $   5,475
                                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------


(3) Adjusted earnings, adjusted EBITDA and adjusted income from operations reflect the Company's earnings, EBITDA and income from operations, respectively, adjusted to exclude an aggregate non-cash charge of $11.65 million representing the write-off of goodwill associated with the CTI acquisition in fiscal 1996 and the write-off of purchased research and development costs related to the acquisition of Trend in fiscal 1997. Adjusted earnings, adjusted EBITDA and adjusted income from operations are not measurements determined under GAAP. Adjusted earnings, adjusted EBITDA and adjusted income from operations should not be considered by the reader as alternatives to net income, EBITDA and income from operations as indicators of financial performance.

(4) Margins represent the indicated items expressed as a percentage of revenue.

(5) EBITDA was insufficient to cover interest expense for the year ended June 30, 1994.

(6) For purposes of calculating the ratio of earnings to fixed charges, earnings consist of income before taxes, plus fixed charges. "Fixed charges" consist of interest on all indebtedness, amortization of deferred debt financing costs and one-third of rental expense (the portion deemed representative of the interest factor). Earnings were insufficient to cover fixed charges for the years ended June 30, 1994 and June 30, 1997 by $2.1 million and $6.6 million, respectively. For each period presented, the ratio of earnings to fixed charges plus preferred dividends is identical to the corresponding ratio of earnings to fixed charges.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

    The Company is a leading provider of a full range of PCB and interconnect solutions, including schematic capture and design, quick-turnaround, prototyping and pre-production, and large volume production to electronics OEMs and contract manufacturers. The Company provides its solutions to four key electronics industry segments (with corresponding percentages of Company revenue for fiscal
1998): (i) data and telecommunications (31%), (ii) computers and peripherals (36%), (iii) industrial and instrumentation (25%) and (iv) business and consumer (8%).


    In 1997 the Company implemented its One-Stop Shopping-TM- strategy to provide its customers with advanced technology and integrated manufacturing capabilities for the entire cycle of PCB creation. As part of that implementation the Company has made a number of strategic acquisitions. In November 1995 the Company acquired CTI (now its Redmond facility) to increase its prototype production capability. In August 1996 the Company acquired Trend (now its Fremont facility) to increase its quick-turnaround capability. In March 1998 the Company acquired its Huntsville facility to increase its pre-production capability. In the last three years, Praegitzer also acquired or opened 11 design centers in the United States and one in Israel.


    The Company has experienced 46.5% compound revenue growth in fiscal years 1995 through 1998, compared with a U.S. PCB industry compound revenue growth rate of 8.5% over the same period. The Company attributes this growth, in part, to its One-Stop Shopping-TM- strategy, which is intended to provide the full spectrum of PCB services, from initial design, schematic capture and layout to prototype fabrication and full-volume production. By providing extensive design services, the Company has been able to attract additional quick-turnaround and high volume production business.

    The Company derives pricing for its products and services from a series of matrices. In volume and quick-turnaround production, bare board pricing generally depends on order size, board complexity (e.g., density and layer count), technology and special processes involved (e.g., microvias, buried vias and blind vias), and required turnaround time. The design division generally charges based on an hourly rate. The Company invoices its customers at the time the product is shipped. Pursuant to the Company's standard payment terms, invoices are due within 30 days after receipt. The Company typically offers a discount of up to 1.0% on payments made within 10 days of invoicing.

    For the three months ended September 30, 1998, the PCB industry generally experienced a decline in demand which caused pricing and margin pressure on the remaining projects on which the industry was competing. In this environment of shrinking demand, excluding revenue generated by acquired facilities Praegitzer was able to achieve revenue growth of over 20% compared to the same period in the prior year.

    An additional important impact on the Company was the unprofitable results of its recently acquired facilities in Huntsville and Malaysia, which experienced slower-than-expected increases in demand. The Company nonetheless reported net income of $593,000 for this period.

RESULTS OF OPERATIONS

    The following table sets forth certain financial data for the Company for the periods indicated as a percentage of revenue.

                                                                                                      THREE MONTHS ENDED
                                                                         YEAR ENDED JUNE 30,             SEPTEMBER 30,
                                                                   --------------------------------   -------------------
                                                                     1996        1997        1998       1997       1998
                                                                   ---------   ---------   --------   --------   --------
Revenue..........................................................      100.0%      100.0%     100.0%     100.0%     100.0%
Cost of goods sold...............................................       76.7        82.5       81.2       81.1       83.4
                                                                   ---------   ---------   --------   --------   --------
Gross profit.....................................................       23.3        17.5       18.8       18.9       16.6
Selling, general and administrative expense......................        9.3        13.0       12.8       13.6       12.7
Impairment and in-process technology expense.....................         --         7.9         --         --         --
                                                                   ---------   ---------   --------   --------   --------
Income (loss) from operations....................................       14.0        (3.4)       6.0        5.3        3.9
Interest expense.................................................        1.9         1.6        2.1        1.7        2.6
Other income.....................................................        0.3         0.4        0.1        0.2        0.4
                                                                   ---------   ---------   --------   --------   --------
Income (loss) from continuing operations.........................       12.4        (4.6)       4.0        3.8        1.7
Provision for income taxes.......................................      (14.7)        1.1        1.2        1.2        0.6
                                                                   ---------   ---------   --------   --------   --------
Net income (loss) from continuing operations.....................      %(7.71)      (5.7)%      2.8%       2.6%       1.1%
                                                                   ---------   ---------   --------   --------   --------
                                                                   ---------   ---------   --------   --------   --------

------------------------


(1) Provision for income taxes and net income from continuing operations are pro forma for the year ended June 30, 1996. The Company was an S corporation and accordingly was not subject to federal and state income taxes for the year ended June 30, 1996. See Note 12 to the Company's Financial Statements.


    THREE MONTHS ENDED SEPTEMBER 30, 1998 COMPARED TO THREE MONTHS ENDED
     SEPTEMBER 30, 1997

    REVENUE. Revenue for the three months ended September 30, 1998 increased 30.1% to $55.4 million from $42.6 million for the three months ended September 30, 1997. The increase in revenue resulted primarily from increased volume production and quick-turnaround and prototype fabrication sales, the acquisition of the Malaysia facility in April 1998 and the Huntsville facility in March 1998 and improved capacity utilization company-wide.

    COST OF GOODS SOLD. Cost of goods sold includes direct labor, materials and manufacturing overhead costs. The cost of goods sold for the three months ended September 30, 1998 was $46.2 million, or 83.4% of revenue, compared to $34.6 million, or 81.1% of revenue for the three months ended September 30, 1997. This increase was due primarily to increased costs at the Malaysia and Huntsville facilities and pressures related to diminishing market demand and increased offshore competition.

    GROSS PROFIT. Gross profit for the three months ended September 30, 1998 increased 14.4% to $9.2 million from $8.0 million for the three months ended September 30, 1997. Gross margin decreased to 16.6% for the three months ended September 30, 1998 compared to 18.9% for the three months ended September 30, 1997.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses for the three months ended September 30, 1998 increased $1.2 million, or 20.8%, to $7.0 million from $5.8 million for the three months ended September 30, 1997. The increase in expenses was due to the increased personnel and fixed costs associated with the acquisitions of the Malaysia and Huntsville facilities, as well as the Company's investment in its expanded design division and corporate sales force. As a percentage of revenue, selling, general and administrative expenses decreased to 12.7% for the three months ended

September 30, 1998 from 13.6% for the three months ended September 30, 1997 due to greater efficiencies due to higher sales volume.

    INCOME FROM OPERATIONS. Operating income for the three months ended September 30, 1998 decreased $46,000 to $2.18 million, or 3.9% of revenue, compared to $2.23 million for the three months ended September 30, 1997. This decrease resulted from increased expenses associated with acquisitions and facility expansions, and lower margins due to weaker demand and increased competition.

    INTEREST EXPENSE. Interest expense for the three months ended September 30, 1998 increased $741,000, or 102.1%, to $1.5 million, or 2.6% of revenue, from $726,000 in the prior year. The increase was primarily the result of increased borrowings required to finance the acquisition of the Huntsville facility, equipment purchases and working capital needs.

    INCOME TAXES. Income taxes for the three months ended September 30, 1998 were $330,000 compared to an income tax provision of $494,000 for the three months ended September 30, 1997. The effective tax rate for the three month periods ended September 30, 1998 and 1997 were 35.7% and 30.8%, respectively.

    NET INCOME. Net income for the three months ended September 30, 1998 was $593,000, a decrease of $514,000 from net income of $1.1 million for the three months ended September 30, 1997. This decrease was primarily due to higher costs associated with acquisitions and expansions as well as lower margins resulting from weaker customer demand and increased offshore competition.

    YEAR ENDED JUNE 30, 1998 ("FISCAL 1998") COMPARED TO YEAR ENDED JUNE 30,
     1997 ("FISCAL 1997")

    REVENUE. Revenue for fiscal 1998 increased 23.5% to $182.8 million from $147.9 million for fiscal 1997. The Company's three primary products and services, (i) volume production, (ii) quick-turnaround, prototype and pre-production, and (iii) design, accounted for 72.0%, 21.1%, and 6.9% of revenues, respectively, in fiscal 1998 compared to 79.5%, 14.8%, and 5.7%, respectively, in fiscal 1997. The Company's increased revenue from design through pre-production is the result of the Company's increasing emphasis on its One-Stop Shopping-TM- strategy.

    Revenue growth in fiscal 1998 was the result of several factors, including gains in market share due to industry consolidation, increased capacity, improved technological capabilities and strategic advantages offered by the Company's One-Stop Shopping-TM- strategy. The balance of the increase in revenue was the result of several acquisitions in fiscal 1998, including the acquisition of the Huntsville facility in March 1998, and the acquisitions of two design centers, which added $3.2 million and $3.6 million to revenue during fiscal 1998, respectively.

    Volume production revenue increased 17.4% to $103.6 million in fiscal 1998 from $88.1 million in fiscal 1997. The increase in volume production business can be attributed to additional capacity, new customers, increased sales to existing customers, and new technology offerings. Significant new volume customers in fiscal 1998 included SMTC/Dell, EMC, Celestica, RadiSys, and Teradyne, among others. Existing customers with increased sales in 1998 included Xerox, Motorola, SCI and PSC.

    Quick-turnaround, prototype and pre-production revenue increased 26.0% to $65.3 million in fiscal 1998 from $51.9 million in fiscal 1997. These increases in revenue can be attributed to increased prototype production generated by the Company's design division, the addition of the Huntsville facility and enhanced technological capabilities.

    Design revenue increased 76.3% to $13.9 million in fiscal 1998 compared to $7.9 million in fiscal 1997. The revenue increase can be primarily attributed to two design acquisitions that added $3.6 million of revenue in fiscal 1998. The balance of revenue growth can be attributed to higher average bill rates, more designers and other factors, including increased business from existing and new customers such as Intel, NEC, Bay Networks and 3Com.

    COST OF GOODS SOLD. The cost of goods sold for fiscal 1998 was $148.5 million, or 81.2% of revenue, compared to $122.0 million, or 82.5% of revenue, for fiscal 1997. This decrease was primarily due to lower materials costs and labor costs as a percentage of revenues, achieved through supplier price concessions, lower scrap rates, improved yields, higher employee productivity and improved process efficiencies.

    GROSS PROFIT. Gross profit for fiscal 1998 increased 32.2% to $34.3 million from $25.9 million for fiscal 1997. Gross margin increased to 18.8% for fiscal 1998 compared to 17.5% for fiscal 1997.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses for fiscal 1998 increased $4.3 million, or 22.2%, to $23.5 million from $19.2 million for fiscal 1997. The increase in expenses was due to increased personnel and fixed costs associated with the expansion of the design division and corporate sales force. As a percentage of revenue, selling, general and administrative expenses decreased to 12.8% for fiscal 1998 from 13.0% for fiscal 1997.

    INCOME (LOSS) FROM OPERATIONS. Operating income for fiscal 1998 increased $15.7 million to $10.8 million, or 6.0% of total revenues, compared to an operating loss of $4.9 million for fiscal 1997. The gains in operating income were driven by improvements in gross margin and the benefit from the elimination of the $11.7 million nonrecurring expense related to impairment and in-process technology for fiscal 1997. Excluding this write-off, income from operations was $6.7 million, or 4.6% of revenue, for fiscal 1997. The increase in income from operations in fiscal 1998, excluding the one-time write-off from fiscal 1997, was primarily the result of increased efficiency in the Company's expanded manufacturing facilities.

    INTEREST EXPENSE. Interest expense for fiscal 1998 increased $1.5 million, or 63.7%, to $3.8 million from $2.3 million for fiscal 1997. The increase was primarily the result of increased borrowings required to finance the Intergraph acquisition and equipment purchases.


    INCOME TAXES. Income taxes for fiscal 1998 were $2.2 million compared to an income tax provision of $1.7 million for fiscal 1997. The effective tax rate in fiscal 1998 was 30.4%. During fiscal 1997, the Company had a tax expense on a pre-tax book loss primarily due to the add-backs of goodwill and an in-process technology write-off, neither of which were tax deductible. Federal and state research and experimental tax credits, however, partially offset the effect of these add-backs. Absent the add-back of the goodwill and in-process technology write-offs, the Company's effective tax rate for fiscal 1997 would have been 29.4%.


    NET INCOME. As a result of the factors described above, including the write-off of $11.7 million non-recovery expenses related to impairment and in-process technology expense, net income for fiscal 1998 of $5.1 million represents an increase of $13.4 million compared to the net loss of $8.3 million for fiscal 1997.

    YEAR ENDED JUNE 30, 1997 COMPARED TO YEAR ENDED JUNE 30, 1996 ("FISCAL
     1996")

    REVENUE. Revenue for fiscal year 1997 increased 55.6% to $147.9 million from $52.8 million for fiscal 1996. The increase resulted primarily from the Company's acquisitions in fiscal 1997, including the acquisition of Trend, now the Company's Fremont division, which increased revenue by $26.8 million. Revenue contribution from the design division increased $5.5 million for fiscal 1997, due in part to the acquisition of six strategically located design centers in fiscal 1997, which increased revenue by $1.9 million. The increase was also due to improved sales resulting from the efforts of the Company's expanded sales force, as well as increased capacity in the Company's White City and Dallas, Oregon facilities.

    COST OF GOODS SOLD. The cost of goods sold for fiscal 1997 was $122.0 million, or 82.5% of revenue, compared to $72.9 million, or 76.7% of revenue, for fiscal 1996. This increase was primarily due to capacity constraints in inner layer production at the Dallas facility caused by a transition to new technologies. The transition period, which extended into the third quarter, resulted in increased scrap rates, decreased throughput and forced outsourcing of some processes for the division. In addition, the Company had expansions at its Redmond and White City facilities to increase capacity.

    GROSS PROFIT. Gross profit for fiscal 1997 increased 17.0% to $25.9 million from $22.2 million for fiscal 1996. Gross margin decreased to 17.5% for fiscal 1997 compared to 23.3% for fiscal 1996.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSE. Selling, general and administrative expense for fiscal 1997 increased $10.3 million, or 115.7%, to $19.2 million from $8.9 million for fiscal 1996. The increase was primarily a result of increased personnel and fixed costs required to support higher levels of sales and the overall growth of the Company. The Company also experienced higher than expected integration costs related to the acquisitions of Trend, CTI and several design centers. In addition, goodwill amortization increased by $1.1 million during fiscal 1997 as a result of the Trend acquisition. As a percentage of revenue, selling, general and administrative expenses increased to 13.0% for fiscal 1997 from 9.3% for fiscal 1996.

    IMPAIRMENT AND IN-PROCESS TECHNOLOGY EXPENSE. In the first quarter of fiscal 1997, the Company took a one-time write-off of $11.7 million of certain goodwill associated with the CTI acquisition and purchased research and development costs related to the acquisition of Trend. This write-off is defined as impairment and in-process technology.

    INCOME (LOSS) FROM OPERATIONS. Net loss from operations for fiscal 1997 was $4.9 million compared to operating income of $13.3 million for fiscal 1996. The decrease, primarily the result of a one-time write-off of goodwill and purchased research and development costs, was adversely affected by capacity constraints and higher scrap rates arising from transitions to new technologies, and decreased utilization of capacity at expanded facilities. Excluding this write-off, income from operations was $6.7 million, or 4.6% of revenue, for fiscal 1997.

    INTEREST EXPENSE. Interest expense for fiscal 1997 increased $496,000, or 27.6%, to $2.3 million from $1.8 million for fiscal 1996. The increase was the result of increased borrowings required to finance the acquisition of Trend, increased working capital needs and capital expenditures.

    INCOME TAXES. Although the Company had a pre-tax book loss, the Company had a tax expense of $1.7 million in fiscal 1997, due to the add-back of goodwill and the write-off of in-process technology which are not tax deductible. Federal and state research and experimental tax credits, however, partially offset the effect of these add-backs. Absent these nonrecurring items, the Company's effective tax rate would have been 29.4% in fiscal 1997 compared to a pro forma effective tax rate of 36.0% in fiscal 1996.

    NET INCOME (LOSS). Net loss for fiscal 1997 was $8.3 million, compared to pro forma net income of $6.9 million for fiscal 1996. This loss resulted primarily from a one-time write-off of goodwill and purchased research and development costs associated with the Trend and CTI acquisitions, as well as higher sales costs.

LIQUIDITY AND CAPITAL RESOURCES


    Since its inception, the Company has financed its operations and capital expenditures with cash from operations and debt financing, as well as an initial public offering in April 1996. Net cash provided by operating activities was $8.9 million, $1.7 million and $10.4 million for fiscal 1996, 1997 and 1998, respectively. As of September 30, 1998, the Company had $305,000 in cash and cash equivalents and working capital of approximately $20.4 million.



    Capital expenditures were $7.5 million, $24.8 million and $39.3 million for fiscal 1996, 1997 and 1998, respectively. These capital expenditures were primarily for manufacturing equipment and plant expansions and modernization. Although the Company has no commitments in material amounts, it expects capital expenditures for fiscal 1999 to be between 8% to 12% of revenue.


    The Company increased its bank line of credit under the Key Agreement (as defined herein) to $40.0 million at June 30, 1998 from $15.0 million at June 30, 1997. At September 30, 1998 borrowings of $40.0 million were outstanding and there were no amounts available for borrowing based on eligible accounts receivable and inventory. Amounts outstanding under the line of credit bear interest at the bank's prime rate (8.5% per annum at September 30, 1998). Under the line of credit, the Company must maintain certain financial ratios and other covenants. The line of credit also requires that the Company issue at least $25 million in subordinated debt or equity prior to January 1, 1999, grant KeyBank a deed of trust on the Company's Dallas facility, and reduce its outstanding balance under the line of credit by $9 million prior to January 1, 1999. The Company is negotiating with KeyBank to reduce the new subordinated debt or equity requirement and to reduce the paydown requirement.


    In October 1998, the Company entered into separate equipment leases with the CIT Group/ Equipment Financing, Inc. ("CIT") and Copelco Capital, Inc. ("Copelco"). In connection with these equipment leases, the Company sold certain equipment to CIT and Copelco for an aggregate of approximately $8.3 million. The Company used the proceeds of the equipment sales to reduce its outstanding liabilities.


    In an effort to expand its available credit, in addition to the subordinated debt financing to be provided by the Notes, the Company has entered into a letter of intent (the "Letter of Intent") with another commercial bank to provide funds to replace and enhance the funding provided by the Key Agreement. The Letter of Intent provides for a $65 million secured credit facility (the "Proposed Credit Facility"), consisting of a $40 million revolving credit line, a $15 million term loan and a $10 million capital expenditure facility. Borrowings available under the Proposed Credit Facility would be restricted to certain percentages of eligible accounts receivable, eligible inventory, the appraised value of eligible used fixed assets, the appraised fair market value of real estate and the appraised value of new and used acquired fixed assets. Under the terms of the Letter of Intent, amounts outstanding under the Proposed Credit Facility would bear interest at (i) the Base Rate (as defined therein) plus up to 0.50% or (ii) LIBOR plus up to 2.75%. The Letter of Intent provides that certain financial ratios and other covenants would be required to be maintained under the Proposed Credit Facility. The Letter of Intent contemplates the Proposed Credit Facility would mature five years following closing of the financing. Based on these negotiations, the Company believes an amount between $4.0 million and $14.0 million will be available for additional borrowing under the Proposed Credit Facility. The closing of the Proposed Credit Facility is conditioned on completion of this offering. The Company believes the Letter of Intent will lead to a credit arrangement with the new lender, but the Letter of Intent is subject to the lender's due diligence and final credit review and the negotiation and execution of definitive documentation, and thus does not represent a final commitment to lend by the lender. The completion of this offering is conditioned upon either closing the Proposed Credit Facility or completing an amendment to the Key Agreement, each on terms satisfactory to the Company and the Underwriters.


    In fiscal 1998, the Company borrowed $15.2 million from Heller Financial, Inc., secured by real property and miscellaneous equipment at the Company's Huntsville facilities.

    The Company is in compliance with all the terms of each of its revolving credit agreement with Key Bank National Association (the "Key Agreement"), its multiple secured term loans with Heller Financial, Inc. (the "Heller Agreements") and its term loan with Finova Capital Corporation (the "Finova Agreement"), and no events of default exist under any of these agreements. The Company has received waivers and going-forward covenant modifications with respect to each of the Key Agreement, the Heller Agreements and the Finova Agreement relating to certain technical defaults and events of default that arose as a result of noncompliance with certain financial covenants in the Heller Agreements and the Finova Agreement. The Company has made all payments on all indebtedness related to these agreements.

    In connection with the credit arrangements contemplated by the Letter of Intent, the Company will pay commitment and other fees of between $400,000 and $600,000 in the aggregate, which will be amortized over the five-year period of the facility. In addition, in connection with the contemplated termination of the Key Agreement and the repayment of the Finova Agreement and the Heller Agreement, the Company will pay aggregate prepayment penalties of approximately $197,000, which will be a charge against income in the period in which they are paid.

    The Company believes existing cash and cash equivalents and funds generated from operations and equipment financings as well as proceeds from this offering will be sufficient to fund its operations for the next 12 months. See "Use of Proceeds."

    The Company intends to use approximately $8.5 million of the net proceeds from this offering to pay off the outstanding balance under one of the Heller Agreements and approximately $3.1 million and to pay off the outstanding balance under the Finova Agreement.

RECENT ACCOUNTING PRONOUNCEMENT

    In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 establishes standards for disclosure about operating segments in annual financial statements and selected information in interim financial reports. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. The new standards become effective for the Company's fiscal year ending June 30, 1999. Adoption of this statement may result in additional disclosures but will have no material impact on the Company's results of operations or financial position.

    In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The new statement will require recognition of all derivatives as either assets or liabilities on the balance sheet at fair value. The new statement becomes effective for the first quarter of the fiscal year ending June 30, 2000. Management has not completed an evaluation of the effects this standard will have on the Company's financial position or results of operations.

YEAR 2000 COMPLIANCE

    Certain computer hardware and software use two-digit data fields to store and recognize years, assuming the first two digits of the year are "19" (e.g., the number "98" is recognized as "1998"). This and certain similar protocols give rise to possible problems related to the recognition of dates in years after 1999--so-called "Year 2000" issues. The Company continues to assess and address the business risks associated with Year 2000 issues. Some of the Company's systems include hardware and packaged software recently purchased from vendors who have represented that these systems are Year 2000 compliant.

    Other hardware and software used by the Company has been identified by the Company as not being Year 2000 compliant. The Company expects that Year 2000 upgrades to the software used in its manufacturing systems and replacement components for certain older hardware used in these systems will soon be available from vendors. The cost of these upgrades and replacements is not expected to be material.


    The Company relies on a number of vendors and suppliers, including banks, telecommunication providers, and other providers of goods and services. The inability of these third parties to conduct their business for a significant period of time due to the Year 2000 issue could have a material adverse impact on the Company's operations. The Company has not determined whether all of its vendors and suppliers are Year 2000 compliant. The Company's reliance on single source suppliers, however, is minimal, and the Company seeks to limit sole source supply relationships. The Company is continuing to assess potential Year 2000 issues and is developing contingency plans. At this time, the Company believes costs incurred in responding to other parties' Year 2000 computer system deficiencies, together with the cost of any required modifications to the Company's systems, will not have a material impact on the Company's results of operations or financial condition. This analysis may be modified as the Company's assessment of potential Year 2000 issues progresses.

                                    BUSINESS

    The Company is a leader in providing OEMs and contract manufacturers with a full range of PCB and interconnect solutions, including schematic capture and design, quick-turnaround, prototyping and pre-production, and large volume production. The Company provides its solutions to four key electronics industry segments (with corresponding percentages of Company revenue for the fiscal year ended June 30, 1998): (i) data and telecommunications (31%), (ii) computers and peripherals (36%), (iii) industrial and instrumentation (25%) and (iv) business and consumer (8%). The Company's growth has been driven by sales to industry leaders whose products require increasingly complex and technologically advanced electronic interconnects. The Company's principal customers include Compaq, Hewlett Packard, Intel, Dell, EMC, IEC Electronics, SCI, Solectron, Motorola, Xylan and Xerox. The Company has obtained ISO 9002 certifications for five of its manufacturing facilities and has received awards from a number of its customers in recognition of its superior performance in meeting their PCB needs. In fiscal 1998 the Company served more than 650 customers worldwide.

    The 1997 worldwide PCB market was estimated at $29.7 billion by the Institute for Interconnecting Packaging Electronic Circuits ("IPC"), of which the U.S. market was $7.8 billion and was forecast to grow 6.5% annually through 2001. As electronics OEMs respond to competitive pressures, they place ever-greater emphasis on faster product time-to-market and greater PCB complexity in tight space tolerances, and face increasing pressure to shorten the design-to-manufacture cycles. Additionally, as OEMs increasingly focus on core competencies, non-core activities are contracted to independent specialty vendors. As a result of these market forces, outsourcing of PCBs and electronic interconnects has grown from 66% of total OEM requirements in 1991 to 93% in 1997.

    Addressing these trends, Praegitzer in 1997 implemented its One-Stop Shopping-TM- strategy to provide its customers with advanced technology and integrated manufacturing capabilities for the entire cycle of PCB creation. In the last three years, the Company has acquired production facilities in Redmond, Washington; Fremont, California; and Huntsville, Alabama, and a 51% interest in a production facility in Melaka, Malaysia. During this same period, Praegitzer acquired or opened 11 design centers in the U.S. and one in Israel. The Company has experienced 46.5% compound revenue growth during fiscal years 1995 through 1998, compared with a compound revenue growth rate for the U.S. PCB industry of 8.5%. Excluding revenue generated by acquired facilities, the Company's compound revenue growth rate during the same period would have been 21.7%. During this period the Company produced increasingly complex PCBs with higher density and layer counts.

    The Company's goal is to be the leading provider of electronic interconnect one-stop design and manufacturing services, while continuing to increase its technological and services advantages.

INDUSTRY OVERVIEW

    PCBs, consisting of interconnected layers of etched copper patterns of electrical circuitry that have been laminated to insulating material, are the basic platforms used to interconnect the integrated circuits and other essential components of electronic products. The Company primarily focuses on the multilayer PCB market, which accounted for approximately 76.1% and 73.3% of U.S. PCB sales in 1997 and 1996, respectively.

    The overall market for electronic products has grown steadily over the past 20 years as end users increasingly seek products with attractive price/performance characteristics and as technological advances have created new markets. To compete in the broader electronics market, OEMs require product components with increased functionality at lower cost per function. The interconnect densities, signal speeds and layer counts of PCBs have increased to meet these requirements. Many of these increasingly complex PCBs are manufactured using a variety of complex processes and equipment, further complicating the production process. Furthermore, competitive pressures and rapid technological change have shortened product life cycles. As a result, time-to-market and time-to-volume have become increasingly important competitive factors.

    To compete in the market for increasingly complex and technologically advanced PCBs and to meet shorter time-to-market and time-to-volume requirements, PCB manufacturers must make substantial capital investments and develop greater manufacturing specialization and expertise. These factors have resulted in two trends in the PCB industry. First, as capital requirements have increased, the industry has consolidated. According to IPC, the number of United States PCB manufacturers has decreased from over 2,500 in 1976 to fewer than 700 in 1996. Second, OEMs have increased the outsourcing of PCB production to focus resources on their core strengths and have relied on outside suppliers to overcome increasingly complex manufacturing challenges. According to IPC, the independent manufacturers' portion of the total PCB market increased to 93% in 1997 from 66% in 1991. IPC estimates that in 1997 the nine largest independent manufacturers accounted for about 32% of total PCB sales in the United States by independent manufacturers.

PCB DESIGN AND PRODUCTION PROCESS

    The creation of PCBs progresses in stages: (1) initial design and simulation, (2) schematic capture and circuit design, (3) quick-turnaround, prototype and pre-production, and (4) volume production.

                                 [CHART]

    1. INITIAL DESIGN. Initial design is performed by the OEMs and encompasses the process of idea formation, conceptual analysis, engineering design (including specifications and features), functional simulation and simulation of the processed layout of a PCB.

    2. SIMULATION. Simulation of proposed locations of holes and conductors (the "layout") provides information regarding potential layout problems to the initial design engineer and creates revised design guidelines for the schematic capture and circuit design technicians. Due to the increasing number of high-speed devices being used on PCBs, physical layout guidelines must be tailored to each particular design to resolve problems regarding circuit timing, signal-integrity and electromagnetic interference ("EMI"). These problems, if not resolved in up-front board layout design, can result in low manufacturing yields and inconsistent product performance that can increase time and cost to market for OEMs. Up-front simulation by knowledgeable professionals using computer aided design ("CAD") simulation tools is required to model and resolve problematic issues prior to manufacturing.

    3. SCHEMATIC CAPTURE AND CIRCUIT DESIGN. Schematic capture involves the input of an electronic schematic diagram into a high-performance computer workstation that generates a list of the electronic components and interconnects required to design a PCB. Circuit design is accomplished using specialized CAD software programs. Computer-generated data describe the layout which, along with manufacturing information, may be transmitted electronically from the designer to the manufacturer. When transmitting data to its internal manufacturing organizations, the Company typically uses specialized computer aided manufacturing ("CAM") software prior to sending the data to ensure design for manufacturability ("DFM") and to help speed the quick-turnaround process. Historically, circuit design was the step in the PCB production process least likely to be outsourced by OEMs. As PCB related design-for-manufacture challenges become more complex, however, more OEMs are relying on outside resources for these services.

    4. QUICK-TURNAROUND, PROTOTYPE AND PRE-PRODUCTION. Quick-turnaround is characterized by shorter than standard lead time requirements, typically one to 10 days, and involves producing a small quantity, usually fewer than 50 PCBs. Prototype evaluation is critical to product development and frequently requires several iterations to finalize the design. Because time is critical, most prototypes are manufactured on a quick-turnaround basis. Consequently, high quality and timely delivery generally are the most important competitive factors for the quick-turnaround market. Pre-production runs involve the manufacture of limited quantities of PCBs during the transition from prototype to volume production. Pre-production may require quick-turnaround delivery because of overall time-to-market pressures and shorter product life cycles or as a temporary solution in the event of volume production delay. Accordingly, high quality and timely delivery continue to be the factors most important to the OEM or contract manufacturer, although price is also a significant factor. Many OEMs take advantage of a PCB manufacturer's quick-turnaround capability, even when circuit design or volume production is done in-house or by other PCB manufacturers. PCB manufacturers use quick-turnaround capabilities to build relationships with OEMs, thereby developing additional OEM design and volume production business.

    5. VOLUME PRODUCTION. Volume production is characterized by longer lead times and increased emphasis on lower cost as the product moves to full-scale commercial production. At this stage of production, price, quality, on-time delivery and process capability are the factors most important to the OEM or contract manufacturer. As product life cycles grow shorter, the ability to meet shorter lead time requirements becomes an increasingly significant competitive factor.

    Each stage of the PCB creation process requires substantially different capabilities and as a result most companies specialize in only one stage. Consequently, OEMs and contract manufacturers typically use different suppliers at each stage, which requires costly and time-consuming duplicative tooling and pre-production engineering. Accordingly, many OEMs and contract manufacturers are establishing strategic relationships with fewer suppliers such as the Company that provide a full range of services.

THE PRAEGITZER APPROACH

    The Company provides a full range of PCB and electronic interconnect solutions that meet the growing technological demands of electronics OEMs and contract manufacturers. The Company's One Stop Shopping-TM- strategy was conceived to provide OEM customers with integrated PCB services, including design services, quick-turnaround, prototyping, pre-production and volume production. By integrating these processes the Company addresses its customers' need to minimize time-to-market and time-to-manufacture at a lower cost of manufacturing. The Company seeks to expand its supplier relationships with electronics OEMs because these customers have the greatest incentive to fully exploit the advantages provided by the Company's integrated design and fabrication of complex PCBs. By working with high-end customers, the Company can influence the design of customers' PCBs, optimize performance, minimize production costs and shorten development and production time.

                       PRAEGITZER'S ONE STOP SHOPPING-TM-

                                  [CHART]

For fiscal 1998 and 1997, respectively, the Company derived 7% and 6% of its revenue from design, 21% and 15% of its revenue from quick-turnaround, prototype and pre-production, and 72% and 79% of its revenue from volume production of PCBs.

STRATEGY

    LEVERAGE ONE-STOP SHOPPING-TM- CAPABILITIES. In response to customer requirements, in 1997 the Company implemented its One-Stop Shopping-TM-strategy, which provides customers with integrated design to manufacturing services. By offering this complete range of services, the Company can provide integrated design and manufacturing solutions while reducing time-to-market, time-to-volume and product development costs. The Company believes its strong relationships with pre-production and volume production customers will assist its continued expansion into the design and quick-turnaround markets.

    ENHANCE AND MAINTAIN TECHNOLOGICAL LEADERSHIP POSITION. The Company's significant capital investments in technology, facilities and equipment over the past two years have positioned the Company among the leading designers and manufacturers of PCBs in the U.S. As a result of these initiatives, the Company is able to design and produce complex, high layer, high density PCBs rapidly and efficiently. The Company intends to maintain its technological advantage in the future.

    INCREASE LONG-TERM RELATIONSHIPS WITH LEADING ELECTRONICS
MANUFACTURERS. The Company pursues long-term relationships with rapidly growing OEMs, as well as their contract manufacturers, that are technology leaders in their industry segments and whose product requirements generally drive the advancement of electronic interconnect manufacturing technology. These relationships enable the Company to work closely with its customers to continually improve its products and develop new technologies and allow it to remain a leader in the PCB industry.

    EXPAND GEOGRAPHICALLY. The Company has design and manufacturing locations throughout the United States as well as selected locations abroad. The Company's strategic location of U.S. production facilities near OEMs allows the Company to be close to its customer base, thereby facilitating communications and reducing delivery times. Physical proximity to customers is particularly important for design and quick-turnaround facilities. Accordingly, the Company seeks to locate its production facilities in the U.S. strategically near OEMs.

MARKETS

    The Company concentrates on the broad electronics market, which is characterized by high growth, rapid technological advances, short product development cycles and accelerated time-to-market and time-to-volume requirements. In response to this market's broadening requirements, the Company implemented its One-Stop Shopping-TM- strategy and expanded its design, quick-turnaround and production volume capabilities.

    The Company's principal customers are electronics OEMs and contract manufacturers in four vertical markets--(i) computers and peripherals, (ii) data communications and telecommunications, (iii) instrumentation and industrial, and
(iv) business and consumer.

    COMPUTERS AND PERIPHERALS. The computer and peripheral market accounted for approximately $65.8 million, or 36%, of the Company's 1998 revenue. The most significant component of growth in this market is unit sales of computers. Since fiscal 1996, Company sales to this sector have increased at a compound annual rate of 77%. Future drivers of growth in this area include (i) growth in the personal computer (PC) market, (ii) emerging global markets and (iii) rapid advancement of technology.

    DATA COMMUNICATIONS AND TELECOMMUNICATIONS. The data communications and telecommunications market accounted for approximately $56.7 million, or 31%, of the Company's fiscal 1998 revenue. Products incorporating the Company's PCBs include portable communication devices such as cellular telephones, microwave relays, telecommunications and telephone switching equipment, and mobile radios. Since fiscal 1996, Company sales to this sector have increased at a compound annual rate of 34%. Future drivers of growth in this area include (i) heavy demand expected for portable communication devices, (ii) infrastructure build-out in the telecommunications industry, and (iii) rapid pace of new product introductions.

    INSTRUMENTATION AND INDUSTRIAL. The instrumentation and industrial market accounted for approximately $45.7 million, or 25%, of the Company's 1998 revenue. Products incorporating the Company's circuit boards include machine and process controls, sensors, test and measurement equipment and medical instruments. Since fiscal 1996, Company sales to this sector have increased at a compound annual rate of 17%. Future drivers of growth in this area include (i) increasing capital expenditures by OEMs, (ii) improvements in technology, (iii) increasing research and development budgets, and (iv) emerging global healthcare markets.

    BUSINESS AND CONSUMER. The business and consumer market accounted for approximately $14.6 million, or 8%, of the Company's 1998 revenue. Products incorporating the Company's circuit boards include copy machines, inventory tracking systems and cash registers. Since fiscal 1996, Company sales to this sector have increased at a compound annual rate of 24%. Future drivers of growth in this area include (i) increasing demand for complex consumer electronics and
(ii) continued investment by companies in modern business systems.

MANUFACTURING AND ENGINEERING PROCESSES AND QUALITY ASSURANCE

    The Company believes its substantial capital investment and manufacturing expertise in a number of specialized areas have contributed to its position as a leader in the production of complex, rigid multilayer PCBs. The Company's One-Stop Shopping-TM- strategy, incorporating design, quick-turnaround and prototyping, and volume production requires periodic upgrades of the Company's capabilities and resources.

    The Company believes that its design capabilities are facilitated by tools focused on DFM and CAM systems. These systems take full advantage of the Company's materials technologies, including the ability to use materials as thin as .0015 inches, alternative surface finishes, electroless nickel/immersion gold, selective gold plate and Entek-Registered Trademark- (an organic surface protection). The Company also uses specialty materials such as GETEK-Registered Trademark-, OHMEGA-PLY-Registered Trademark-, cyanate ester and polyimide for high temperature, fast signal speed and other high-performance requirements.

    The Company's substantial investment in six modern prototyping and volume production facilities and state-of-the-art equipment permits high-yield fabrication of complex PCBs. The Company can produce PCBs with more than 20 layers incorporating blind vias, buried vias, laser microvias and buried resistors and capacitance. Most vias (holes drilled in the PCBs to facilitate electronic interconnects) are made with computer-controlled drills, with tolerances as small as .004 inches.

    The performance of a PCB is highly sensitive to quality standards. In recognition of the need for quality, the Company has obtained ISO 9002 certifications for five of its manufacturing facilities and is obtaining ISO 9002 certification for its Huntsville facility and ISO 9001 certification for all of its design centers. Certain of the Company's manufacturing facilities also are Bellcore compliant. The Company's fine-line circuitry is produced within the Company's Class 10,000 clean room environment, and completed PCBs are subject to rigorous automated optical inspection, dual-side simultaneous testing, flying probe technology and a variety of customized test fixtures that have been designed and produced by the Company.

CUSTOMERS

    The following table sets forth in alphabetical order a selection of the Company's customers who purchased at least $1 million of products sold by the Company in fiscal 1998.*

                     DATA COMMUNICATIONS AND TELECOMMUNICATIONS
ADTRAN                                                        NEC
DSC Communications                                            Verilink
Motorola                                                      Xylan

                           INSTRUMENTATION AND INDUSTRIAL
Hewlett-Packard                                               PSC/Spectra-Physics
RadiSys                                                       Teradyne

                             COMPUTERS AND PERIPHERALS
Compaq                                                        Intel
Dell                                                          Silicon Graphics
EMC                                                           IBM

                     BUSINESS SYSTEMS AND CONSUMER ELECTRONICS
In Focus Systems                                              Xerox

                               CONTRACT MANUFACTURERS
Benchmark Electronics                                         SMT Centre
IEC Electronics                                               Solectron
SCI Systems                                                   Victron

------------------------

* The Company serves OEM customers directly as well as through contract manufacturers and electronics distributors. Some sales indicated in the Contract Manufacturers segment are also included under sales in the other listed segments.

    For fiscal 1998, the Company's ten largest customers accounted for approximately 45% of the Company's revenue. During fiscal 1998 the Company served more than 650 customers worldwide.

SALES AND MARKETING

    The Company's sales organization emphasizes the Company's One-Stop Shopping-TM- solution. The Company has sales personnel located in Washington, Oregon, California, Texas, Minnesota, Alabama, Florida, New Hampshire, Massachusetts, Illinois, Pennsylvania, North Carolina, Canada, Japan, Malaysia, Singapore and Israel, locations that are in close proximity to many of the Company's existing and potential customers. The Company's sales organization consists of a senior vice president of sales and marketing, a vice president of customer service, four regional managers and 30 account executives. Each division of the Company also has an experienced inside sales and customer service organization to support its outside sales personnel and to promote customer relationships.

    The Company engages in a number of marketing activities to enhance awareness of its broad range of products and services. In addition to paid advertisements and promotional items, the marketing efforts include business and technical editorials for industry publications, participation in trade shows and industry conferences, customer newsletters and satisfaction surveys as well as scheduled press releases.

MATERIALS AND SUPPLIES

    The Company orders certain materials and supplies based on purchase orders received and seeks to minimize its inventory of other materials that are not identified for use in filling specific orders. Although the Company uses a select group of suppliers, the materials necessary to manufacture PCBs are generally available from multiple suppliers.

    To enhance its relationships with suppliers, in 1991 the Company implemented a "STAR Supplier" program to improve key supplier performance by measuring product quality, on-time delivery, technological support, sales support and other criteria. The Company believes it has realized significant benefits from the program, including lower costs of materials.

    The Company has established strategic relationships and stocking programs with certain key vendors and negotiated price discounts based on the volume of the Company's purchases. For example, certain laminate suppliers operate warehouses near the Company and are beginning to work directly from the Company's materials requirement projections to better meet the Company's needs. The Company also uses suppliers' technical support and engineering capabilities. For example, several proprietary chemistry and equipment vendors have provided personnel to work full-time within the Company's facilities.

MANAGEMENT INFORMATION SYSTEMS

    The Company uses its management information systems to shorten turnaround times for customer orders, increase output, improve inventory management, and reduce costs by allowing the Company to more efficiently manage and control the PCB production process. The Company has developed information systems that integrate key management data to facilitate operations under its One-Stop Shopping-TM- strategy. The Company uses both internally developed and third party software, with applications for manufacturing and shop floor control, DFM analysis, quality assurance, CAD/CAM, human resources, and finance and accounting.

    In fiscal 1999, the Company anticipates completing Phase I of a rapid multiphase rollout of the SAP R/3 enterprise resource planning software solution ("Phase I"). Costs associated with Phase I are estimated to be approximately $3.5 million in fiscal 1999. Phase I will integrate the Company's financial and accounting systems as well as provide manufacturing, sales order entry and materials management for the Fremont facility and all the design centers. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000 Compliance."

    The Company anticipates utilizing the SAP R/3 system to shorten turnaround times for customer orders, increase output, improve inventory management and reduce costs by eliminating duplication of work and reducing errors in ordering of parts. The fully installed system will consist of a material resources planning module, a shop floor control module, an inventory control and parts tracing module and a general accounting module.

COMPETITION

    The PCB industry is highly fragmented and characterized by intense competition, which the Company believes will increase. The Company's competitors include large domestic manufacturers, offshore manufacturers located primarily in Asia, small or regional domestic manufacturers and captive PCB operations of larger OEMs. The principal competitors of the Company include Nanya (Taiwan), Compeq (Taiwan and North America), Hadco (North America and Malaysia) and Viasystems (North America and Europe).

    The Company believes the primary competitive factors in the market for complex, rigid multilayer printed circuit boards are product quality, responsiveness to customers, on-time delivery, lead time, volume production capabilities, advanced manufacturing technology, engineering skills and price. The Company believes its primary competitive strengths stem from its One-Stop Shopping-TM- strategy, including its ability to provide technologically advanced manufacturing services, respond to customers reliably and effectively and deliver finished products on a quick-turnaround through high volume basis while maintaining superior product quality. See "Risk Factors--Competition."

BACKLOG

    The Company's backlog at September 30, 1998 was approximately $29.8 million, compared to a backlog of approximately $20.8 million at September 30, 1997. The Company includes in its backlog all purchase orders scheduled for delivery within the next 12 months, although the majority of the backlog typically is scheduled for delivery within 60 days. There are no orders in the Company's backlog that it does not reasonably expect to have filled by June 30, 1999. For a variety of reasons, including timing of orders and shipments, delivery intervals, customer and product mix and the possibility of customer changes in delivery schedules, backlog as of any particular date may not be a reliable measure of sales for any succeeding period. Cancellation charges generally vary depending upon the time of cancellation and, therefore, the Company's backlog may be subject to cancellation without significant penalty to the customer.

ENVIRONMENTAL MATTERS

    The Company is subject to environmental laws relating to the storage, use and disposal of chemicals, solid waste and other hazardous materials, as well as air quality regulations. Water used in the manufacturing process must be treated to remove metal particles and other contaminates before it can be discharged into the municipal sanitary sewer system. The Company operates and maintains effluent water treatment systems and uses approved laboratory testing procedures at its manufacturing facilities. The Company operates these systems under effluent discharge permits issued by a number of governmental authorities. These permits must be renewed periodically and are subject to revocation in the event of violations of environmental laws. See "Risk Factors--Environmental Matters."

    The Company believes its activities and facilities are in compliance with applicable environmental laws in all material respects. The Company eliminated all ozone depleting compounds from its manufacturing processes in December 1993. In 1993 the Company was also recognized by the United Nations as an environmentally conscious manufacturer. In 1994 the Environmental Protection Agency recognized the Company for its participation in the 33/50 Program, a voluntary initiative aimed at reducing emissions and disposals of toxic substances.

INSURANCE

    The Company maintains insurance against property damage (including business interruption) and against product liability claims in amounts that the Company believes to be adequate. There is no assurance that such coverages will continue to be available in the amounts desired or on terms acceptable to the Company, or that these coverages will be adequate for losses or liabilities actually incurred. Any uninsured or underinsured loss suffered by, or claim brought against, the Company, or any claim or product recall that results in significant cost to or adverse publicity against the Company, could have a material adverse effect on the Company.

EMPLOYEES

    At September 30, 1998, the Company had approximately 2,200 employees. None of the Company's employees is represented by a labor union, and the Company has never experienced a work stoppage, slowdown or strike. The Company believes it maintains good employee relations.

PROPERTIES

    The Company's principal properties are as follows:

                                                              OWNERSHIP    SQUARE
LOCATION                                PURPOSE                 STATUS      FEET
-------------------------  ---------------------------------  ----------  ---------
Dallas, Oregon             Volume production                      Owned     130,000
White City, Oregon         Volume production                      Owned     105,000
Redmond, Washington        Pre-production and prototype          Leased      48,000
Fremont, California        Quick-turnaround                      Leased      30,000
Huntsville, Alabama        Pre-production and prototype           Owned(1)    98,000
Melaka, Malaysia           Volume production                     Leased     120,000

------------------------


(1) The property is under a long-term lease pursuant to which the Company pays nominal rent and has the right to acquire fee-simple ownership by payment of nominal consideration.


    The Dallas and White City manufacturing facilities specialize in medium to high volume production of complex, rigid multilayer PCBs. The Fremont facility specializes in quick-turnaround prototype production, and the Redmond and Huntsville facilities specialize in prototype pre-production of complex, rigid multilayer PCBs. The Malaysian facility specializes in medium to high volume production of lower technology rigid PCBs. The Company also has 12 design centers worldwide, 11 in the U.S. and one in Israel.

    The Redmond facility is subject to two leases with total current monthly lease costs of approximately $44,000. One lease expires in 2000 and the other lease expires in 2002. Both leases contain an option to renew for an additional five-year period. The Fremont facility is subject to a monthly lease cost of approximately $30,000 which expires in 2002. The Melaka, Malaysia facility is subject to a lease with a current monthly lease cost of approximately $24,000 (based on the Malaysian Ringgit exchange rate (as fixed by the Malaysian government) on November 2, 1998). This lease expires in 2002, with an option to renew for an additional three-year period.

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND CERTAIN KEY EMPLOYEES

    The following table sets forth, as of September 30, 1998, the directors, executive officers and certain key employees of the Company.

NAME                                           AGE                                 POSITION
------------------------------------------     ---     ----------------------------------------------------------------
Robert L. Praegitzer......................         67  Chief Executive Officer and Chairman of the Board
Matthew J. Bergeron.......................         35  President, Chief Operating Officer and Director
William J. Thale..........................         39  Corporate Vice President and Chief Financial Officer
Robert J. Versiackas......................         49  Senior Vice President of Operations
James M. Buchanan.........................         51  Senior Vice President of Sales and Marketing
Gregory L. Lucas..........................         53  Senior Vice President of Technology
Daniel J. Barnett.........................         48  Director
Theodore L. Stebbins......................         57  Director
Merrill A. McPeak.........................         62  Director
Gordon B. Kuenster........................         65  Director

    ROBERT L. PRAEGITZER founded the Company in 1981 and has been its Chief Executive Officer and Chairman of the Board since that time and was the President since that time until January 1998. He was also the founder and President of Praegitzer Design, Inc. which merged into the Company in 1995, and Praegitzer Property Group, the assets of which were acquired by the Company in 1996.

    MATTHEW J. BERGERON joined the Company in 1990 as Chief Financial Officer. He became Senior Vice President in 1993, a director in November 1995, the Executive Vice President and Chief Operating Officer in April 1997 and President and Chief Operating Officer in January 1998. Prior to joining the Company, Mr. Bergeron was an accountant at Johnson & Shute P.S., a public accounting firm.

    WILLIAM J. THALE joined the Company in 1990 and served as controller in both the Assembled Products Division, an operation discontinued in 1994, and Praegitzer Design, a division of the Company. Mr. Thale became Vice President and Chief Financial Officer in April 1997. Mr. Thale is a certified public accountant.

    ROBERT J. VERSIACKAS joined Trend in 1990 as Vice President of Operations and upon the merger of Trend into the Company in August 1996 was appointed Vice President of Operations--Fremont Division. In February 1997 Mr. Versiackas became Senior Vice President of Operations.

    JAMES M. BUCHANAN joined the Company as Senior Vice President of Sales and Marketing in April 1998. Prior to joining the Company, Mr. Buchanan served as Vice President of Sales for Zycon Corporation from 1984 until January 1997, Vice President of Sales for Hadco Corporation from January 1997 until August 1997 and Senior Vice President of Sales for Continental Circuits from August 1997 until April 1998.

    GREGORY L. LUCAS joined the Company in June 1997 as Senior Vice President of Technology. Prior to joining the Company, Mr. Lucas had been Vice President of Technology for Zycon Corporation since 1991. Mr. Lucas holds several patents primarily in the field of buried passive components.


    DANIEL J. BARNETT joined the Company as a director in August 1996 in connection with the merger of Trend into the Company. He served as Vice President of Sales of the Company from August 1996 to May 1998. Prior to the merger, Mr. Barnett had been the President of Trend since 1992.

    THEODORE L. STEBBINS is a Managing Director of Adams, Harkness & Hill, an investment banking firm, and was appointed to the Board of Directors of the Company in May 1996.

    MERRILL A. MCPEAK joined the Company as a director in April 1997. He is a retired general in the United States Air Force. General McPeak served as Chief of Staff of the U.S. Air Force from October 1990 until October 1994. General McPeak is the Chairman of the Board of ECC International. He also serves on the boards of Tektronix Inc., Thrustmaster Incorporated, Trans World Airlines and Western Power and Equipment.

    GORDON B. KUENSTER is Chief Executive Officer of Seattle Sight Systems, Incorporated, which he founded in 1996 and which manufactures application-specific high resolution computer displays. Mr. Kuenster was founder and Chief Executive Officer of Virtual Vision, Incorporated from 1991 to 1994 and Virtual Image Displays, Incorporated from 1994 to 1996. He was Chairman and Chief Executive Officer of Advanced Technology Labs, Inc., Chief Executive Officer of Neopath, Inc., Group Vice President and Member of the Board of Directors of Squibb Pharmaceuticals, Inc., General Manager of Eldec Power Supply Division, Vice President of Engineering for Pacific Electrodynamics and Engineering Manager of Boeing Aerospace.

COMMITTEES OF THE BOARD OF DIRECTORS

    The Company has an Audit Committee comprised of Messrs. McPeak, Stebbins and Kuenster. The Audit Committee will, among other things, make recommendations to the Board of Directors with respect to the engagement of the Company's independent certified public accountants and the review of the scope and effect of the audit engagement. The Company has a Compensation Committee of its Board of Directors, comprised of Messrs. Kuenster, McPeak and Stebbins. The Compensation Committee will, among other things, make recommendations to the Board of Directors with respect to the compensation of the executive officers of the Company.

EXECUTIVE COMPENSATION

    The following table discloses the compensation awarded by the Company, for the three fiscal years ended June 30, 1996, 1997 and 1998, to the Chief Executive Officer and the four other most highly compensated executive officers whose annual compensation exceeded $100,000 (together, the "Named Executives").

                           SUMMARY COMPENSATION TABLE

                                                                ANNUAL COMPENSATION
                                         -----------------------------------------------------------------
                                                                             LONG TERM
                                                                           COMPENSATION
                                                                           -------------
                                                                            SECURITIES
                                                                            UNDERLYING       ALL OTHER
      NAME AND PRINCIPAL POSITION          YEAR       SALARY      BONUS     OPTIONS(#)    COMPENSATION(1)
---------------------------------------  ---------  ----------  ---------  -------------  ----------------
Robert L. Praegitzer,                         1998  $  300,000  $       0            0       $    9,640
  Chairman and Chief                          1997     274,999          0      125,000            9,640
  Executive Officer                           1996     195,972          0            0           29,684

Matthew J. Bergeron,                          1998     199,423          0       25,000            4,983
  President and                               1997     149,999          0       25,000            4,983
  Chief Operating Officer                     1996     134,084     15,000       50,000                0

Robert J. Versiackas,                         1998     199,892          0       58,957                0
  Senior Vice President of                    1997     141,731          0       16,043                0
  Operations                                  1996          --         --           --               --

Daniel J. Barnett (2),                        1998     189,904          0            0                0
  Senior Vice President of                    1997     162,500          0       50,000                0
  Sales                                       1996          --         --           --               --

Gregory L. Lucas                              1998     181,442          0       25,000                0
  Senior Vice President of                    1997       7,115(3)         0      50,000               0
  Technology                                  1996          --         --           --               --

------------------------

(1) Consists of automobile allowances.

(2) Mr. Barnett terminated his employment with the Company on May 29, 1998. Mr. Barnett continues to serve as a director of the Company.

(3) Mr. Lucas commenced employment with the Company on June 16, 1997.

    The following table discloses information concerning options granted in fiscal 1998 to the Named Executives.

                OPTION GRANTS IN FISCAL YEAR ENDED JUNE 30, 1998

                                      INDIVIDUAL GRANTS                                           POTENTIAL REALIZABLE
----------------------------------------------------------------------------------------------  VALUE AT ASSUMED ANNUAL
                                       NUMBER OF                                                  RATE OF STOCK PRICE
                                      SECURITIES   PERCENT OF TOTAL                             APPRECIATION FOR OPTION
                                      UNDERLYING    OPTIONS GRANTED    EXERCISE                        TERM($)(1)
                                        OPTIONS     TO EMPLOYEES IN      PRICE     EXPIRATION   ------------------------
NAME                                  GRANTED(#)    FISCAL YEAR(%)      ($/SH)        DATE          5%           10%
------------------------------------  -----------  -----------------  -----------  -----------  -----------  -----------
Robert L. Praegitzer................           0              --              --           --           --           --
Matthew J. Bergeron.................      25,000(2)           6.5          13.00      7/18/07      204,388      517,964
Robert J. Versiackas................      33,957(2)           8.9          13.00      7/18/07      277,618      703,541
                                          25,000(3)           6.5           9.38      4/01/08      147,396      373,532
Daniel J. Barnett(4)................           0              --              --           --           --           --
Gregory L. Lucas....................      25,000(3)           6.5           9.38      4/01/08      147,396      373,532

------------------------

(1) The potential realizable value columns of the table illustrate values that might be realized upon exercise of the options immediately prior to their expiration, assuming the Company's Common Stock appreciates at the compounded rates specified over the term of the options. These numbers do not take into account provisions of options providing for termination of the option following termination of employment or nontransferability of the options and do not make any provision for taxes associated with exercise. Because actual gains will depend upon, among other things, future performance of the Common Stock, there can be no assurance that the amounts reflected in this table will be achieved.

(2) These options became exercisable on July 18, 1998.

(3) These options become exercisable on April 1, 1999.

(4) Mr. Barnett terminated his employment with the Company on May 29, 1998. Mr. Barnett continues to serve as a director of the Company.

    The following table sets forth information concerning the number of options owned by the Named Executives and the value of any in-the-money unexercised options as of June 30, 1998. No options were exercised by the Named Executives during fiscal 1998 and no options are in-the-money:

                         FISCAL YEAR-END OPTION VALUES

                                           NUMBER OF SECURITIES
                                          UNDERLYING UNEXERCISED           VALUE OF UNEXERCISED
                                                OPTIONS AT               IN-THE-MONEY OPTIONS AT
                                              JUNE 30, 1998                  JUNE 30, 1998(1)
                                        --------------------------  ----------------------------------
NAME                                    EXERCISABLE  UNEXERCISABLE    EXERCISABLE      UNEXERCISABLE
--------------------------------------  -----------  -------------  ---------------  -----------------
Robert L. Praegitzer..................      31,250        93,750       $       0         $       0
Matthew J. Bergeron...................      31,249        68,751       $       0         $       0
Robert J. Versiackas..................       4,010        70,990       $       0         $       0
Daniel J. Barnett.....................           0             0          --                --
Gregory L. Lucas......................      12,500        62,500       $       0         $       0

------------------------

(1) Year-end values for unexercised in-the-money options represent the positive spread between the exercise price of such options and the fiscal year-end market value of the Common Stock. An option is "in-the-money" if the fiscal year-end fair market value of the Common Stock exceeds the option exercise price. The last sale price (the fair market value) of the Common Stock on June 30, 1998 was $5.75 per share.

EMPLOYMENT ARRANGEMENTS

    In November 1995 the Company entered into an employment agreement with Robert L. Praegitzer, providing an annual base salary of $250,000 with increases over time, and eligibility for bonuses and other company benefits. Mr. Praegitzer's employment agreement is of an indefinite duration.

    In August 1996 the Company entered into an employment agreement with Robert
J. Versiackas providing for an annual base salary of $130,000 with eligibility for bonuses and other Company benefits. If at the end of each quarter during the first two years of this Agreement the total salary and bonus paid to Mr. Versiackas is less than an annualized rate of $165,000, the Company is required to pay Mr. Versiackas an amount equal to the difference. The agreement may be terminated at any time by the Company for cause, or by Mr. Versiackas upon a material breach by the Company. Upon termination, Mr. Versiackas is entitled to all payments customary under Company policies. Upon termination by the Company without cause, or termination by Mr. Versiackas for cause, Mr. Versiackas, is also entitled to his base compensation for the lesser of (i) one year, and (ii) the time remaining until the expiration of two years after the date of the agreement. After an initial term ending August 26, 1998, the agreement with Mr. Versiackas may be terminated by either party with or without cause upon 30 days written notice (or, in the case of termination by the Company, with payment of 60 days of base compensation in lieu of 30 days notice).

    Mr. Versiackas has also entered into an agreement with the Company restricting his ability to compete with the Company until two years after termination of his employment and prohibiting disclosure of confidential information and solicitation of the Company's customers or employees.

    In March 1998, the Company entered into an agreement with James M. Buchanan providing for an annual base salary of $185,000 with eligibility for bonuses and other Company benefits. The agreement provides that Mr. Buchanan's stock options will become fully exercisable upon a change of control of the Company. In addition, if Mr. Buchanan's employment is terminated other than for cause within 18 months of such a change of control, he will be entitled to receive his full base salary, insurance coverage and car allowance for 18 months following termination. If Mr. Buchanan is terminated other than for causes related to criminal activity or ethical misconduct during his first 12 months of employment, he will be entitled to receive his base salary for two years following termination.

COMPENSATION OF DIRECTORS

    Directors who are not officers of the Company are reimbursed for reasonable out-of-pocket expenses incurred in attending meetings. In addition, each individual who becomes a nonemployee director of the Company receives a non-statutory option to purchase 10,000 shares of Common Stock when the individual becomes a director, and each nonemployee director of the Company is automatically granted an annual non-discretionary, non-statutory option to purchase 5,000 shares of Common Stock upon re-election.

                              CERTAIN TRANSACTIONS

    The Company leases its Dallas warehouse facility from Robert L. Praegitzer, a director, officer, and principal shareholder in the Company, on a month-to-month basis at a monthly rate of $7,930. Lease payments totaled $95,150 for the 12-month period ended September 30, 1998. The lease rates for the warehouse facility were determined by Mr. Praegitzer, who was the sole shareholder of the Company at the time of determination. The Board of Directors of the Company unanimously concluded that these rates were comparable to rates that could have been obtained from an independent party. The Company believes that these payments reflect the fair market rental value of the warehouse.

    In April 1996, the Company and Robert Praegitzer entered into a Tax Indemnification Agreement with respect to the status of Company's, CTI's and Praegitzer Design, Inc.'s ("PDI") as S corporations. Pursuant to that agreement, the Company is obligated to indemnify Mr. Praegitzer for certain federal or state income tax liability (including penalties and interest) he may incur or any increased taxable income resulting from a final determination of any adjustment with respect to the Company's, CTI's or PDI's income or deductions for certain periods prior to the termination of the Company's S corporation status (the "Termination Date"). In addition, the Company is obligated to indemnify Mr. Praegitzer for any federal and state income taxes he must pay as a result of receiving the indemnification payment. If there is a final determination that the Company, CTI or PDI was not an S corporation for certain periods prior to the S corporation Termination Date, Mr. Praegitzer is obligated to pay the Company any federal and state income tax refund actually received by him as a result of that determination. The agreement requires the shareholders, including Mr. Praegitzer, to file a refund claim if requested to do so by the Company. In addition, in connection with the CTI transaction, Mr. Praegitzer received certain rights with respect to the registration of his shares of the Company's common stock under the Securities Act.


    In August 1996 the Company acquired Trend by means of a merger of Trend with and into the Company (the "Merger"). In the Merger, each outstanding share of Trend was converted into (i) 277.085 shares of Company's common stock and (ii) the right to receive a cash payment of $1,385.43. On completion of the Merger, the shareholders of Trend held a total of 1,000,000 shares of Praegitzer, or approximately 8.5% of the outstanding Praegitzer Common Stock, and received a total of $5,000,000 cash. Daniel J. Barnett, a director of the Company and the former president of Trend and a former senior vice president of the Company, and his spouse received 185,370 shares of the Company's common stock and a cash payment of $926,853. Pursuant to a voting agreement between Mr. Praegitzer and Mr. Barnett, Mr. Praegitzer has agreed to vote his shares to nominate and to elect Mr. Barnett to the Board of Directors of the Company. The voting agreement will expire on December 31, 1998. Robert Versiackas, now a senior vice president of the Company, and his spouse received 160,432 shares of the Company's common stock and a cash payment of $802,163.

                             PRINCIPAL SHAREHOLDERS

    The following table sets forth information at September 30, 1998, based on information obtained from the persons named below, with respect to the beneficial ownership of shares of Common Stock by (i) each person known by the Company to be the owner of more than 5% of the outstanding shares of Common Stock, (ii) each director, (iii) each Named Executive and (iv) all executive officers and directors as a group.


                                                                AMOUNT AND
                                                                NATURE OF
                                                                BENEFICIAL    PERCENT OF
NAME AND ADDRESS OF BENEFICIAL OWNERSHIP                       OWNERSHIP(1)      CLASS
------------------------------------------------------------  --------------  -----------
Robert L. Praegitzer .......................................    8,181,875(2)       63.9%
   1270 S.E. Monmouth Cut Off Road
   Dallas, Oregon 97338
Matthew J. Bergeron.........................................       51,050(3)       *
Daniel J. Barnett...........................................      142,370           1.1%
Robert J. Versiackas........................................      176,942(4)        1.4%
Gregory L. Lucas............................................       12,500(5)       *
Theodore L. Stebbins........................................       13,333(6)       *
Merrill A. McPeak...........................................        8,666(7)       *
Gordon B. Kuenster..........................................            0(8)      --
All directors and executive officers as a group
   (11 persons).............................................    8,622,951(9)       67.3%


------------------------

*   Less than 1%

(1) Shares that the person has the right to acquire within 60 days after September 30, 1998 are deemed to be outstanding in calculating the percentage ownership of the person or group but are not deemed to be outstanding as to any other person or group.

(2) Includes options to purchase 62,500 shares of Common Stock that are exercisable within 60 days after September 30, 1998 and excludes options to purchase 62,500 shares of Common Stock not exercisable within 60 days after September 30, 1998.

(3) Includes options to purchase 43,750 shares of Common Stock that are exercisable within 60 days after September 30, 1998 and excludes options to purchase 56,250 shares of Common Stock not exercisable within 60 days after September 30, 1998.

(4) Includes options to purchase 16,510 shares of Common Stock that are exercisable within 60 days after September 30, 1998 and excludes options to purchase 58,490 shares of Common Stock not exercisable within 60 days after September 30, 1998.

(5) Includes options to purchase 12,500 shares of Common Stock that are exercisable within 60 days after September 30, 1998, and excludes options to purchase 62,500 shares of Common Stock not exercisable within 60 days after September 30, 1998.

(6) Includes options to purchase 13,333 shares of Common Stock that are exercisable within 60 days after September 30, 1998, and excludes options to purchase 6,667 shares of Common Stock not exercisable within 60 days after September 30, 1998.

(7) Includes options to purchase 6,666 shares of Common Stock that are exercisable within 60 days after September 30, 1998, and excludes options to purchase 13,334 shares of Common Stock not exercisable within 60 days after September 30, 1998.

(8) Excludes options to purchase 10,000 shares of Common Stock not exercisable within 60 days after September 30, 1998.

(9) Includes options to purchase 175,509 shares of Common Stock that are exercisable within 60 days after September 30, 1998. Excludes options to purchase 429,491 shares of Common Stock not exercisable within 60 days after September 30, 1998.

                              DESCRIPTION OF NOTES

    The Notes will be issued under an indenture to be dated as of December   ,
1998 (the "Indenture") between the Company and U.S. Trust Company, N.A., as trustee (the "Trustee"), a copy of which has been filed as an exhibit to the Registration Statement of which this Prospectus forms a part. The terms of the Notes will include those stated in the Indenture and those made a part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "TIA"), as in effect on the date of the Indenture. The Notes will be subject to all such terms, and holders of the Notes are referred to the Indenture and the TIA for a statement of such terms. The following is a summary of important terms of the Notes and does not purport to be complete. Reference should be made to all provisions of the Indenture, including the definitions therein of certain terms and all terms made a part of the Indenture by reference to the TIA. Certain definitions of terms used in the following summary are set forth under "--Certain Definitions" below. As used in this section, the "Company" means Praegitzer Industries, Inc., but not any of its Subsidiaries, unless the context requires otherwise.

GENERAL


    The Notes will be general unsecured subordinated obligations of the Company,
will mature on December   , 2008 (the "Maturity Date"), and will be limited to
an aggregate principal amount of $15,000,000 ($17,250,000 if the Underwriters' over-allotment option is exercised in full). The Notes will be issued in denominations of $50 and integral multiples of $50 in fully registered form. The Notes are exchangeable and transfers thereof will be registrable without charge therefor, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge in connection therewith.



    The Notes will accrue interest at a rate of      % per annum from December
  , 1998, or from the most recent interest payment date to which interest has been paid or duly provided for, and accrued and unpaid interest will be payable semi-annually in arrears on January 15 and July 15 of each year, commencing July 15, 1999. Interest will be paid to the person in whose name a Note is registered at the close of business on the January 1 or July 1 immediately preceding the relevant interest payment date (other than with respect to a Note or portion thereof called for redemption on a redemption date, or repurchased in connection with a Designated Event on a repurchase date, during the period from a record date to (but excluding) the next succeeding interest payment date (in which case accrued interest shall be payable (unless such Note or portion thereof is converted) to the holder of the Note or portion thereof redeemed or repurchased)). Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.


    Principal of, premium, if any, and interest on the Notes will be payable at the office or agency of the Company maintained for such purpose or, at the option of the Company, payment of interest may be made by check mailed to the holders of the Notes at their respective addresses set forth in the register of holders of Notes. Until otherwise designated by the Company, the Company's office or agency maintained for such purpose will be the principal corporate trust office of the Trustee.

    The Indenture does not contain any financial covenants or restrictions on the payment of dividends or the issuance or repurchase of securities of the Company. The Indenture contains no covenants or other provisions to afford protection to holders of the Notes in the event of a highly leveraged transaction or a change in control of the Company except to the extent of the right to require the Company to repurchase Notes upon a Designated Event (as defined below). See "--Repurchase at Option of Holders upon a Designated Event."

CONVERSION

    The holders of Notes will be entitled at any time on or before the close of business on the last trading day prior to the Maturity Date of the Notes, subject to prior redemption or repurchase, to convert any Notes or portions thereof (in denominations of $50 or multiples thereof) into Common Stock of the

Company, at the conversion price of $     per share of Common Stock, subject to
adjustment as described below (the "Conversion Price"). Except as described below, no adjustment will be made on conversion of any Notes for interest accrued thereon or for dividends on any Common Stock issued. If Notes not called for redemption are converted after a record date for the payment of interest and prior to the next succeeding interest payment date, such Notes must be accompanied by funds equal to the interest payable on such succeeding interest payment date on the principal amount so converted. The Company is not required to issue fractional shares of Common Stock upon conversion of Notes and, in lieu thereof, will pay a cash adjustment based upon the market price of the Common Stock on the last trading day prior to the date of conversion. In the case of Notes called for redemption, conversion rights will expire at the close of business on the trading day preceding the date fixed for redemption, unless the Company defaults in payment of the redemption price, in which case the conversion right will terminate at the close of business on the date such default is cured. In the event any holder exercises its right to require the Company to repurchase Notes upon a Designated Event, such holder's conversion right will terminate on the close of business on the Designated Event Offer Termination Date (as defined) unless the Company defaults in the payment due upon repurchase or the holder elects to withdraw the submission of election to repurchase. See "--Repurchase at Option of Holders Upon a Designated Event."

    The right of conversion attaching to any Note may be exercised by the holder by delivering the Note at the specified office of a conversion agent, accompanied by a duly signed and completed notice of conversion, together with any funds that may be required as described in the preceding paragraph. Such notice of conversion can be obtained from the Trustee. Beneficial owners of interests in a Global Note (as defined) may exercise their right of conversion by delivering to The Depository Trust Company ("DTC") the appropriate instruction form for conversion pursuant to DTC's conversion program. The conversion date shall be the date on which the Note, the duly signed and completed notice of conversion, and any funds that may be required as described in the preceding paragraph shall have been so delivered. A holder delivering a Note for conversion will not be required to pay any taxes or duties payable in respect of the issue or delivery of Common Stock on conversion, but will be required to pay any tax or duty which may be payable in respect of any transfer involved in the issue or delivery of the Common Stock in a name other than the holder of the Note. Certificates representing shares of Common Stock will not be issued or delivered unless all taxes and duties, if any, payable by the holder have been paid.


    The Conversion Price is subject to adjustment (under formulae set forth in the Indenture) in certain events, including: (i) the issuance of Common Stock as a dividend or distribution on Common Stock; (ii) certain subdivisions and combinations of the Common Stock; (iii) the issuance to all or substantially all holders of Common Stock of certain rights or warrants to purchase Common Stock;
(iv) the dividend or other distribution to all holders of Common Stock of shares of capital stock of the Company (other than Common Stock) or evidences of indebtedness of the Company or assets (including securities, but excluding those rights, warrants, dividends and distributions referred to above or paid exclusively in cash); (v) dividends or other distributions consisting exclusively of cash (excluding any cash portion of distributions referred to in clause (iv)) to all holders of Common Stock to the extent such distributions, combined together with (A) all such all-cash distributions made within the preceding 12 months in respect of which no adjustment has been made plus (B) any cash and the fair market value of other consideration payable in respect of any tender offers by the Company or any of its Subsidiaries for Common Stock concluded within the preceding 12 months in respect of which no adjustment has been made, exceeds 10% of the Company's market capitalization (being an amount equal to the then current market price of the Common Stock multiplied by the number of shares of Common Stock then outstanding) on the record date for such distribution; (vi) the purchase of Common Stock pursuant to a tender offer made by the Company or any of its subsidiaries to the extent that the aggregate consideration, together with (A) any cash and the fair market value of any other consideration payable in any other tender offer made by the Company or any of its subsidiaries expiring within 12 months preceding such tender offer in respect of which no adjustment has been made plus (B) the aggregate amount of any such all-cash distributions referred to in clause (v) above to all holders of Common Stock within the 12 months preceding the expiration of such tender offer in respect of which no adjustments have been made, exceeds 10% of the Company's market capitalization on the expiration of such tender offer; and (vii) the issuance of Common Stock or securities convertible into, or exchangeable for, Common Stock at a price per share (or having a conversion or exchange price per share) that is less than the then Current Market Price (as defined) (but excluding issuances (A) pursuant to any bona fide plan for the benefit of employees, directors or consultants of the Company or any Subsidiary in effect on the date of the Indenture or thereafter, (B) to acquire all or any portion of a business in an arm's-length transaction between the Company and an unaffiliated third party including, if applicable, issuances upon exercise of options or warrants assumed in connection with such an acquisition, (C) in a bona fide public offering pursuant to a firm commitment underwriting (or similar type of offering made pursuant to Rule 144A and/or Regulation S under the Securities Act) or sales at the market pursuant to a continuous offering stock program, (D) pursuant to the exercise of warrants, rights (including, without limitation, earnout rights) or options, or upon the conversion of convertible securities, which are issued and outstanding on the date of the Indenture, or which may be issued in the future at fair value and with an exercise price or conversion price at least equal to the Current Market Price at the time of issuance of such warrant, right, option or convertible security, and (E) pursuant to a dividend reinvestment plan or other plan hereafter adopted for the reinvestment of dividends or interest, provided that such Common Stock is issued at a price at least equal to 95% of the Current Market Price at the time of such issuance).



    In the case of (i) any reclassification or change of the Common Stock or
(ii) a consolidation, merger or combination involving the Company or a sale or conveyance to another corporation of the property and assets of the Company as an entirety or substantially as an entirety, in each case as a result of which holders of Common Stock shall be entitled to receive stock, other securities, other property or assets (including cash) with respect to or in exchange for such Common Stock, the holders of the Notes then outstanding will be entitled thereafter to convert such Notes into the kind and amount of shares of stock, other securities or other property or assets, which they would have owned or been entitled to receive upon such reclassification, change, consolidation, merger, combination, sale or conveyance had such Notes been converted into Common Stock immediately prior to such reclassification, change, consolidation, merger, combination, sale or conveyance (assuming, in a case in which the Company's shareholders may exercise rights of election, that a holder of Notes would not have exercised any rights of election as to the stock, other securities or other property or assets receivable in connection therewith and received per share the kind and amount received per share by a plurality of non-electing shares). Certain of the foregoing events may also constitute or result in a Designated Event requiring the Company to offer to repurchase the Notes. See "--Repurchase at Option of Holders Upon a Designated Event."


    In the event of a taxable distribution to holders of Common Stock (or other transaction) that results in any adjustment of the Conversion Price, the holders of Notes may, in certain circumstances, be deemed to have received a distribution subject to United States income tax as a dividend; in certain other circumstances, the absence of such an adjustment may result in a taxable dividend to the holders of Common Stock. See "Certain United States Federal Income Tax Consequences."


    The Company from time to time may, to the extent permitted by law, reduce the Conversion Price of the Notes by any amount for any period of at least 20 days, in which case the Company shall give at least 15 days notice of such decrease, if the Board of Directors has made a determination that such decrease would be in the best interests of the Company, which determination shall be conclusive. The Company may, at its option, make such reductions in the Conversion Price, in addition to those set forth above, as the Board of Directors deems advisable to avoid or diminish any income tax to holders of Common Stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes. See "Certain United States Federal Income Tax Consequences."


    No adjustment in the Conversion Price will be required unless such adjustment would require a change of at least 1% of the Conversion Price then in effect; provided that any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment. Except as stated above, the Conversion Price will not be adjusted for the issuance of Common

Stock or any securities convertible into or exchangeable for Common Stock or carrying the right to purchase any of the foregoing.

REDEMPTION


    Subject to the limitations on redemption prior to December   , 2001
(described below), the Notes may be redeemed at the option of the Company, in whole or from time to time in part, on not less than 15 nor more than 30 days prior written notice to the holders thereof by first class mail, at the following redemption prices (expressed as percentages of principal amount) if
redeemed during the 12-month period beginning December   of each year indicated,
plus accrued and unpaid interest to the date fixed for redemption:


                                                                                     REDEMPTION
YEAR                                                                                    PRICE
---------------------------------------------------------------------------------  ---------------
1999.............................................................................           110%
2000.............................................................................           108%
2001.............................................................................           106%
2002.............................................................................           105%
2003.............................................................................           103%
2004.............................................................................           101%
2005.............................................................................           100%
2006.............................................................................           100%
2007.............................................................................           100%
2008.............................................................................           100%


Notwithstanding the foregoing, the Company may redeem the Notes prior to
December   , 2001 only if (i) it redeems all of the Notes then outstanding, (ii)
after the date of this offering and prior to the redemption, there is completed one or more registered public offerings of Common Stock of the Company pursuant to which the aggregate price to the public of shares sold by the Company and/or the selling shareholders participating in such offering(s) equals or exceeds $15 million, and (iii) the closing price of the Common Stock on the principal stock exchange or market on which the Common Stock is then quoted or admitted to trading equals or exceeds the following percentage of the then-effective Conversion Price for at least 30 consecutive trading days ending on the fifth trading day prior to the date the notice of redemption is first mailed to the holders of the Notes:


                                                                                  PERCENTAGE OF
REDEMPTION NOTICE DATE                                                          CONVERSION PRICE
-----------------------------------------------------------------------------  -------------------
Before December   , 1999.....................................................             117%
On or after December   , 1999 but before December   , 2000...................             137%
On or after December   , 2000 but before December   , 2001...................             163%

    If less than all the Notes are to be redeemed at any time, selection of Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed or, if the Notes are not so listed, on a pro rata basis by lot or by any other method that the Trustee considers fair and appropriate. The Trustee may select for redemption a portion of the principal of any Note that has a denomination larger than $50. Notes and portions thereof will be redeemed in the amount of $50 or integral multiples of $50. The Trustee will make the selection from Notes outstanding and not previously called for redemption; provided that if a portion of a holder's Notes are selected for partial redemption and such holder converts a portion of such Notes, such converted portion shall be deemed to be taken from the portion selected for redemption.

    Provisions of the Indenture that apply to the Notes called for redemption also apply to portions of the Notes called for redemption. If any Note is to be redeemed in part, the notice of redemption will state the portion of the principal amount to be redeemed. Upon surrender of a Note that is redeemed in part only, the Company will execute and the Trustee will authenticate and deliver to the holder a new Note equal in principal amount to the unredeemed portion of the Note surrendered.

    On and after the redemption date, unless the Company shall default in the payment of the redemption price, interest will cease to accrue on the principal amount of the Notes or portions thereof called for redemption and for which funds have been set apart for payment. In the case of Notes or portions thereof redeemed on a redemption date which is also a regularly scheduled interest payment date, the interest payment due on such date shall be paid to the person in whose name the Note is registered at the close of business on the relevant record date.

    The Notes are not entitled to any sinking fund.

REPURCHASE AT OPTION OF HOLDERS UPON A DESIGNATED EVENT

    Upon the occurrence of a Designated Event, each holder of Notes will have the right to require the Company to repurchase all or any part (equal to $50 or an integral multiple thereof) of such holder's Notes pursuant to the offer described below (the "Designated Event Offer") at an offer price in cash equal to 100% of the aggregate principal amount thereof plus accrued and unpaid interest thereon to the date of purchase (the "Designated Event Payment"). Within 20 days following any Designated Event, the Company will mail a notice to each holder describing the transaction or transactions that constitute the Designated Event and offering to repurchase Notes pursuant to the procedures required by the Indenture and described in such notice.

    The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Designated Event. Rule 13e-4 under the Exchange Act requires, among other things, the dissemination of certain information to security holders in the event of an issuer tender offer and may apply in the event that the repurchase option becomes available to holders of the Notes. The Company will comply with this rule to the extent applicable at that time.


    On the date specified for termination of the Designated Event Offer, the Company will, to the extent lawful, (1) accept for payment all Notes or portions thereof properly tendered pursuant to the Designated Event Offer, (2) deposit with the paying agent an amount equal to the Designated Event Payment in respect of all Notes or portions thereof so tendered and (3) deliver or cause to be delivered to the Trustee the Notes so accepted together with an Officers' Certificate stating the aggregate principal amount of Notes or portions thereof being purchased by the Company. On the date specified for payment of the Designated Event Payment (the "Designated Event Payment Date"), the paying agent will mail to each holder of Notes so accepted the Designated Event Payment for such Notes, and the Trustee will authenticate and mail (or cause to be transferred by book entry) to each holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each such new Note will be in a principal amount of $50 or an integral multiple thereof.


    The foregoing provisions would not necessarily afford holders of the Notes protection in the event of highly leveraged or other transactions involving the Company that may adversely affect holders.


    The right to require the Company to repurchase Notes as a result of a Designated Event could have the effect of delaying, deferring or preventing a Change of Control or other attempts to acquire control of the Company unless arrangements have been made to enable the Company to repurchase all the Notes at the Designated Event Payment Date. Consequently, this right may render more difficult or discourage a merger, consolidation or tender offer (even if such transaction is supported by the Company's Board of Directors or is favorable to the shareholders), the assumption of control by a holder of a large block of the Company's shares and the removal of incumbent management.

    Except as described above with respect to a Designated Event, the Indenture does not contain provisions that permit the holders of the Notes to require that the Company repurchase or redeem the Notes in the event of a takeover, recapitalization or similar restructuring. Subject to the limitation on mergers and consolidations described below, the Company, its management or its Subsidiaries could in the future enter into certain transactions, including refinancings, certain recapitalizations, acquisitions, the sale of all or substantially all of its assets, the liquidation of the Company or similar transactions, that would not constitute a Designated Event under the Indenture but that would increase the amount of Senior Debt (or any other indebtedness) outstanding at such time or substantially reduce or eliminate the Company's assets.


    The terms of the Company's existing or future credit or other agreements relating to indebtedness (including Senior Debt) may prohibit the Company from purchasing any Notes and may also provide that a Designated Event, as well as certain other change-of-control events with respect to the Company, would constitute an event of default thereunder. In the event a Designated Event occurs at a time when the Company is prohibited from purchasing Notes, the Company could seek the consent of its then-existing lenders to the purchase of Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company would remain prohibited from purchasing Notes. In such case, the Company's failure to purchase tendered Notes would constitute an Event of Default under the Indenture, which may, in turn, constitute a further default under the terms of other indebtedness that the Company has entered into or may enter into from time to time. In such circumstances, the subordination provisions in the Indenture would likely restrict payments to the holders of Notes.

    A "Designated Event" will be deemed to have occurred upon a Change of Control or a Termination of Trading.


    A "Change of Control" will be deemed to have occurred when: (i) any person has become an Acquiring Person, (ii) the Company consolidates with or merges into any other corporation, or conveys, transfers, or leases all or substantially all of its assets to any person, or any other corporation merges into the Company, and, in the case of any such transaction, the outstanding Common Stock of the Company is changed or exchanged as a result, unless the shareholders of the Company immediately before such transaction own, directly or indirectly immediately following such transaction, at least a majority of the combined voting power of the outstanding voting securities of the corporation resulting from such transaction in substantially the same proportion as their ownership of the Voting Stock immediately before such transaction, or (iii) any time the Continuing Directors do not constitute a majority of the Board of Directors of the Company (or, if applicable, a successor corporation to the Company).



    The definition of Change of Control includes a phrase relating to the lease, transfer or conveyance of "all or substantially all" of the assets of the Company. Although there is a developing body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of Notes to require the Company to repurchase such Notes as a result of a lease, transfer or conveyance of less than all of the assets of the Company to another person or group is uncertain.


    "Continuing Directors" means, as of any date of determination, any member of the Board of Directors of the Company who (i) was a member of such Board of Directors on the date of the Indenture or (ii) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board at the time of such nomination or election.

    A "Termination of Trading" will be deemed to have occurred if the Common Stock (or other common stock into which the Notes are then convertible) is neither listed for trading on a United States national securities exchange nor approved for trading on an established automated over-the-counter trading market in the United States; PROVIDED, HOWEVER, that a "Termination of Trading" shall not be deemed to occur on account of an involuntary de-listing of such securities by any such exchange or over-the-counter trading market if either (A), within 45 days following such involuntary de-listing, such securities are again listed or approved for trading on any such exchange or over-the-counter trading market or (B) such securities are not eligible for listing or trading on any such exchange or over-the-counter trading market.


MERGER AND CONSOLIDATION


    The Indenture provides that the Company may not, in a single transaction or a series of related transactions, consolidate or merge with or into (whether or not the Company is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions to, another corporation, person or entity as an entirety or substantially as an entirety unless either (a)(i) the Company shall be the surviving or continuing corporation or (ii) the entity or person formed by or surviving any such consolidation or merger (if other than the Company) or the entity or person which acquires by sale, assignment, transfer, lease, conveyance or other disposition the properties and assets of the Company substantially as an entirety (x) is organized and validly existing under the laws of the United States, any State thereof or the District of Columbia and (y) assumes the due and punctual payment of the principal of, and premium, if any, and interest on all the Notes and the performance of every covenant of the Company under the Notes and the Indenture pursuant to a supplemental indenture in a form reasonably satisfactory to the Trustee; (b) immediately after such transaction no Default or Event of Default exists; and
(c) the Company or such person shall have delivered to the Trustee an officers' certificate and an opinion of counsel, each stating that such transaction and the supplemental indenture comply with the Indenture and that all conditions precedent in the Indenture relating to such transaction have been satisfied.


    For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all of the properties or assets of one or more Subsidiaries of the Company, the capital stock of which constitutes all or substantially all of the properties and assets of the Company, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company.

    Upon any such consolidation, merger, sale, assignment, conveyance, lease, transfer or other disposition in accordance with the foregoing, the successor person formed by such consolidation or into which the Company is merged or to which such sale, assignment, conveyance, lease, transfer or other disposition is made will succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture with the same effect as if such successor had been named as the Company therein, and thereafter (except in the case of a sale, assignment, transfer, lease, conveyance or other disposition) the predecessor corporation will be relieved of all further obligations and covenants under the Indenture and the Notes.

SUBORDINATION


    The payment of principal of, premium, if any, and interest on the Notes will be subordinated in right of payment, as set forth in the Indenture, to the prior payment in full in cash or other payment satisfactory to the Senior Debt of all Senior Debt, whether outstanding on the date of the Indenture or thereafter incurred. Upon any distribution to creditors of the Company in a liquidation or dissolution of the Company or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to the Company or its property, an assignment for the benefit of creditors or any marshaling of the Company's assets and liabilities, the holders of Senior Debt will be entitled to receive payment in full in cash or other payment satisfactory to the holders of such Senior Debt of all obligations in respect of such Senior Debt before the holders of Notes will be entitled to receive any payment with respect to the Notes.


    In the event of any acceleration of the Notes because of an Event of Default, the holders of any Senior Debt then outstanding will be entitled to payment in full in cash or other payment satisfactory to the holders of such Senior Debt of all obligations in respect of such Senior Debt before the holders of the

Notes are entitled to receive any payment or distribution in respect thereof. If payment of the Notes is accelerated because of an Event of Default, the Company or the Trustee shall promptly notify the holders of Senior Debt or the trustee(s) for such Senior Debt of the acceleration. The Company may not pay the Notes until five business days after such holders or trustee(s) of Senior Debt receive notice of such acceleration and, thereafter, may pay the Notes only if the subordination provisions of the Indenture otherwise permit payment at that time.

    The Company also may not make any payment upon or in respect of the Notes if
(i) a default in the payment of the principal of, premium, if any, interest, rent or other obligations in respect of Senior Debt occurs and is continuing beyond any applicable period of grace or (ii) a default, other than a payment default, occurs and is continuing with respect to Designated Senior Debt that permits holders of the Designated Senior Debt as to which such default relates to accelerate its maturity and the Trustee receives a notice of such default (a "Payment Blockage Notice") from the Company or other person permitted to give such notice under the Indenture. Payments on the Notes may and shall be resumed
(a) in the case of a payment default, upon the date on which such default is cured or waived or ceases to exist and (b) in case of a nonpayment default, the earlier of the date on which such nonpayment default is cured or waived or ceases to exist or 179 days after the date on which the applicable Payment Blockage Notice is received if the maturity of the Senior Debt has not been accelerated. No new period of payment blockage may be commenced unless and until 365 days have elapsed since the effectiveness of the immediately prior Payment Blockage Notice. No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Trustee shall be, or be made, the basis for a subsequent Payment Blockage Notice.

    By reason of the subordination provisions described above, in the event of the Company's liquidation or insolvency, holders of Senior Debt may receive more, ratably, and holders of the Notes may receive less, ratably, than the other creditors of the Company. Such subordination will not prevent the occurrences of any Event of Default under the Indenture.

    The Notes are obligations exclusively of the Company. However, to the extent the operations of the Company are conducted through one or more Subsidiaries, the cash flow and the consequent ability of the Company to service its debt, including the Notes, are dependent upon the earnings of such Subsidiaries and the distribution of those earnings to, or upon loans or other payments of funds by those Subsidiaries to, the Company. The payment of dividends and the making of loans and advances to the Company by its Subsidiaries may be subject to statutory or contractual restrictions, are dependent upon the earnings of those Subsidiaries and are subject to various business considerations.

    Any right of the Company to receive assets of any of its Subsidiaries upon their liquidation or reorganization (and the consequent right of the holders of the Notes to participate in those assets) will be effectively subordinated to the claims of that Subsidiary's creditors (including trade creditors), except to the extent that the Company is itself recognized as a creditor of such Subsidiary, in which case the claims of the Company would still be subordinate to any security interests in the assets of such Subsidiary and any indebtedness of such Subsidiary senior to that held by the Company.


    As of September 30, 1998, the Company had approximately $77.3 million of outstanding indebtedness that would have constituted Senior Debt, and the indebtedness and other liabilities of the Company's Subsidiaries (excluding intercompany liabilities and obligations of a type not required to be reflected on the balance sheet of such subsidiary in accordance with GAAP) that would effectively have been senior to the Notes were approximately $3.9 million. After giving effect to planned debt repayments by the Company prior to the Offering and the application of the estimated net proceeds to the Company of this offering, such amounts will be approximately $65.9 million and $3.9 million, respectively. The Indenture will not limit the amount of additional indebtedness, including Senior Debt, that the Company can create, incur, assume or guarantee, nor will the Indenture limit the amount of indebtedness and other liabilities that any Subsidiary can create, incur, assume or guarantee.

    In the event that, notwithstanding the foregoing, the Trustee or any holder of Notes receives any payment or distribution of assets of the Company of any kind in contravention of any of the terms of the Indenture, whether in cash, property or securities, including, without limitation, by way of set-off or otherwise, in respect of the Notes before all Senior Debt is paid in full in cash or other payment satisfactory to the holders of Senior Debt, then such payment or distribution will be held by the recipient in trust for the benefit of holders of Senior Debt, and will be immediately paid over or delivered to the holders of Senior Debt or their representative or representatives to the extent necessary to make payment in full in cash or other payment satisfactory to such holders of all Senior Debt remaining unpaid, after giving effect to any concurrent payment or distribution, or provision therefor, to or for the holders of Senior Debt.


EVENTS OF DEFAULT AND REMEDIES

    An Event of Default is defined in the Indenture as being (i) default in payment of the principal of, or premium, if any, on the Notes, whether or not such payment is prohibited by the subordination provisions of the Indenture;
(ii) default for 30 days in payment of any installment of interest on the Notes, whether or not such payment is prohibited by the subordination provisions of the Indenture; (iii) default by the Company for 60 days after notice in the observance or performance of any other covenants in the Indenture; (iv) default in the payment of the Designated Event Payment in respect of the Notes on the date therefor, whether or not such payment is prohibited by the subordination provisions of the Indenture; (v) failure to provide timely notice of a Designated Event; (vi) failure of the Company or any Material Subsidiary to make any payment at maturity, including any applicable grace period, in respect of indebtedness for borrowed money of, or guaranteed or assumed by, the Company or any Material Subsidiary, which payment is in an amount in excess of $1,000,000, and continuance of such failure for 30 days after notice; (vii) default by the Company or any Material Subsidiary with respect to any such indebtedness, which default results in the acceleration of any such indebtedness of an amount in excess of $1,000,000 without such indebtedness having been paid or discharged or such acceleration having been cured, waived, rescinded or annulled for 30 days after notice; or (viii) certain events involving bankruptcy, insolvency or reorganization of the Company or any Material Subsidiary.

    If an Event of Default (other than an Event of Default specified in clause
(viii) above with respect to the Company) occurs and is continuing, then and in every such case the Trustee, by written notice to the Company, or the holders of not less than 25% in aggregate principal amount of the then outstanding Notes, by written notice to the Company and the Trustee, may declare the unpaid principal of, premium, if any, and accrued and unpaid interest on all the Notes then outstanding to be due and payable. Upon such declaration, such principal amount, premium, if any, and accrued and unpaid interest will become immediately due and payable, notwithstanding anything contained in the Indenture or the Notes to the contrary, but subject to the provisions limiting payment described in "--Subordination." If any Event of Default specified in clause (viii) above occurs with respect to the Company, all unpaid principal of, and premium, if any, and accrued and unpaid interest on the Notes then outstanding will automatically become due and payable, subject to the provisions described in "--Subordination," without any declaration or other act on the part of the Trustee or any holder of Notes.

    Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture. Subject to the provisions of the Indenture relating to the duties of the Trustee, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any of the holders, unless such holders have offered to the Trustee a security or an indemnity satisfactory to it against any cost, expense or liability. Subject to all provisions of the Indenture and applicable law, the holders of a majority in aggregate principal amount of the then outstanding Notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. If a Default or Event of Default occurs and is continuing and is known to the Trustee, the Indenture requires the Trustee to mail a notice of Default or

Event of Default to each holder within 60 days of the occurrence of such Default or Event of Default, provided, however, that the Trustee may withhold from the holders notice of any continuing Default or Event of Default (except a Default or Event of Default in the payment of principal of, premium, if any or interest on the Notes) if it determines in good faith that withholding notice is in their interest. The holders of a majority in aggregate principal amount of the Notes then outstanding by notice to the Trustee may rescind any acceleration of the Notes and its consequences if all existing Events of Default (other than the nonpayment of principal of, premium, if any, and interest on the Notes that has become due solely by virtue of such acceleration) have been cured or waived and if the rescission would not conflict with any judgment or decree of any court of competent jurisdiction. No such rescission shall affect any subsequent Default or Event of Default or impair any right consequent thereto.

    In the case of any Event of Default occurring by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Company with the intention of avoiding payment of the premium that the Company would have had to pay if the Company then had elected to redeem the Notes pursuant to the optional redemption provisions of the Indenture, an equivalent premium shall also become and be immediately due and payable to the extent permitted by law upon the acceleration of the Notes. If an Event of Default occurs prior to any date on which the Company is prohibited from redeeming the Notes by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Company with the intention of avoiding the prohibition on redemption of the Notes prior to such date, then the premium specified in the Indenture shall also become immediately due and payable to the extent permitted by law upon the acceleration of the Notes.

    The holders of a majority in aggregate principal amount of the Notes then outstanding may, on behalf of the holders of all the Notes, waive any past Default or Event of Default under the Indenture and its consequences, except Default in the payment of principal of, premium, if any, or interest on the Notes (other than the non-payment of principal of, premium, if any, and interest on the Notes that has become due solely by virtue of an acceleration that has been duly rescinded as provided above) or in respect of a covenant or provision of the Indenture that cannot be modified or amended without the consent of all holders of Notes.

    The Company is required to deliver to the Trustee annually a statement regarding compliance with the Indenture and the Company is required, upon becoming aware of any Default or Event of Default, to deliver to the Trustee a statement specifying such Default or Event of Default.

BOOK-ENTRY; DELIVERY AND FORM


    The Notes will be issued in the form of one or more global notes (the "Global Note") deposited with, or on behalf of, DTC and registered in the name of Cede & Co. as DTC's nominee, or will remain in the custody of the Trustee pursuant to a FAST Balance Certificate Agreement between DTC and the Trustee. Owners of beneficial interests in the Notes represented by the Global Note will hold such interests pursuant to the procedures and practices of DTC and must exercise any rights in respect of their interests (including any right to convert or require repurchase of their interests) in accordance with those procedures and practices. Such beneficial owners will not be holders for purposes of the Indenture, and will not be entitled to any rights under the Global Note or the Indenture, with respect to the Global Note, and the Company and the Trustee, and any of their respective agents, may treat DTC as the sole holder and owner of the Global Note for all purposes under the Indenture.


    DTC has advised the Company as follows: DTC is a limited purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities for its participants and facilitates the clearance and settlement of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the Commission.

    Unless and until they are exchanged in whole or in part for certificated Notes in definitive form as set forth below, the Global Note may not be transferred except as a whole by DTC to a nominee of DTC, or by a nominee of DTC to DTC or another nominee of DTC.

    The Notes represented by the Global Note will not be exchangeable for certificated Notes, provided that if DTC is at any time unwilling, unable or ineligible to continue as depositary and a successor depositary is not appointed by the Company within 90 days, the Company will issue individual Notes in definitive form in exchange for the Global Note. In addition, the Company may at any time in its sole discretion determine not to have a Global Note, and, in such event, will issue individual Notes in definitive form in exchange for the Global Note previously representing all such Notes. In either instance, an owner of a beneficial interest in a Global Note will be entitled to physical delivery of Notes in definitive form equal in principal amount to such beneficial interest and to have such Notes registered in its name. Individual Notes so issued in definitive form will be issued in denominations of $50 and any larger amount that is an integral multiple of $50 and will be issued in registered form only, without coupons.

    The laws of some states require that certain persons take physical delivery in definite form of securities that they own and that security interests in negotiable instruments can only be perfected by delivery of certificates representing the instruments. Consequently, the ability to transfer Notes evidenced by the Global Note will be limited to such extent.

    Payments of principal of and interest on the Notes will be made by the Company through the Trustee to DTC or its nominee, as the case may be, as the registered owner of the Global Note. Neither the Company nor the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the Global Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests. The Company expects that DTC, upon receipt of any payment of principal or interest in respect of the Global Note, will credit the accounts of the related participants with payment in amounts proportionate to their respective holdings in principal amount of beneficial interest in the Global Note as shown on the records of DTC. The Company also expects that payments by participants to owners of beneficial interests in the Global Note will be covered by standing customer instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participants.

    So long as the Notes are represented by a Global Note, DTC or its nominee will be the only entity that can exercise a right to repayment pursuant to the holder's option to elect repayment of its Notes or the right of conversion of the Notes. Notice by participants or by owners of beneficial interests in a Global Note held through such participants of the exercise of the option to elect repayment, or the right of conversion, of beneficial interests in Notes represented by the Global Note must be transmitted to DTC in accordance with its procedures on a form required by DTC and provided to participants. In order to ensure that DTC's nominee will timely exercise a right to repayment, or the right of conversion, with respect to a particular Note, the beneficial owner of such Notes must instruct the broker or other participant through which it holds an interest in such Notes to notify DTC of its desire to exercise a right to repayment, or the right of conversion. Different firms have different cut-off times for accepting instructions from their customers and, accordingly, each beneficial owner should consult the broker or other participant through which it holds an interest in a Note in order to ascertain the cut-off time by which such an instruction must be given in order for timely notice to be delivered to DTC. The Company will not be liable for any delay in delivery of such notice to DTC.

    The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that the Company believes to be reliable. The Company will have no responsibility for the performance by DTC or its participants of their respective obligations as described hereunder or under the rules and procedures governing their respective operations.

    Neither the Company nor the Trustee shall be liable for any delay by DTC or any participant or indirect participant in DTC in identifying the beneficial owners of the Notes, and the Company and the Trustee may conclusively rely on, and shall be protected in relying on, instructions from DTC for all purposes (including with respect to the registration and delivery, and the respective principal amounts, of the Notes to be issued).

AMENDMENT, SUPPLEMENT AND WAIVER

    Except as provided in the next two succeeding paragraphs, the Indenture or the Notes may be amended or supplemented with the consent of the holders of at least a majority in principal amount of the Notes then outstanding (including consents obtained in connection with a tender offer or exchange offer for Notes), and any existing default or compliance with any provision of the Indenture or the Notes may be waived with the consent of the holders of a majority in principal amount of the then outstanding Notes (including consents obtained in connection with a tender offer or exchange offer for Notes).

    Without the consent of each holder affected, an amendment or waiver may not (with respect to any Notes held by a non-consenting holder): (a) reduce the principal amount of Notes whose holders must consent to an amendment, supplement or waiver, (b) reduce the principal of or change the fixed maturity of any Note or, other than as set forth in the next paragraph, alter the provisions with respect to the redemption of the Notes, (c) reduce the rate of or change the time for payment of interest on any Notes, (d) waive a Default or Event of Default in the payment of principal of or premium, if any, or interest on the Notes (except a rescission of acceleration of the Notes by the holders of at least a majority in aggregate principal amount of the Notes and a waiver of the payment default that resulted from such acceleration), (e) make any Note payable in money other than that stated in the Indenture and the Notes, (f) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of holders of Notes to receive payments of principal of, premium, if any, or interest on the Notes, (g) waive a redemption payment with respect to any Note, (h) except as permitted by the Indenture, increase the Conversion Price or, other than as set forth in the next paragraph, modify the provisions of the Indenture relating to conversion of the Notes in a manner adverse to the holders thereof or (i) make any change to the abilities of holders of Notes to enforce their rights under the Indenture or the provisions of clause (a) through
(i) hereof. In addition, any amendment to the provisions of Article 11 of the Indenture (which relate to subordination) will require the consent of the holders of at least 75% in aggregate principal amount of the Notes then outstanding if such amendment would adversely affect the rights of holders of Notes.

    Notwithstanding the foregoing, without the consent of any holder of Notes, the Company and the Trustee may amend or supplement the Indenture or the Notes to (a) cure any ambiguity, defect or inconsistency or make any other changes in the provisions of the Indenture which the Company and the Trustee may deem necessary or desirable, provided such amendment does not materially and adversely affect the Notes, (b) provide for uncertificated Notes in addition to or in place of certificated Notes, (c) provide for the assumption of the Company's obligations to holders of Notes in the circumstances required under the Indenture as described under "--Merger and Consolidation," (d) provide for conversion rights of holders of Notes in certain events such as a consolidation, merger or sale of all or substantially all of the assets of the Company, (e) reduce the Conversion Price, (f) make any change that would provide any additional rights or benefits to the holders of Notes or that does not adversely affect the legal rights under the Indenture of any such holder, or (g) comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the TIA.

SATISFACTION AND DISCHARGE

    The Company may discharge its obligations under the Indenture while Notes remain outstanding if (i) all outstanding Notes will become due and payable at their scheduled maturity within one year or (ii) all outstanding Notes are scheduled for redemption within one year, and, in either case, the Company has
(a) deposited with the Trustee an amount sufficient to pay and discharge all outstanding Notes on the date of their scheduled maturity or the scheduled date of redemption and (b) paid all other sums then payable by the Company under the Indenture.

GOVERNING LAW

    The Indenture will provide that the Notes will be governed by, and construed in accordance with, the laws of the State of New York without giving effect to applicable principles of conflicts of law.

TRANSFER AND EXCHANGE

    A holder may transfer or exchange Notes in accordance with the Indenture. The Registrar and the Trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a holder to pay any taxes and fees required by law or permitted by the Indenture. The Company is not required to transfer or exchange any Note selected for redemption or repurchase. Also, the Company is not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.

    The registered holder of a Note will be treated as the owner of it for all purposes.

THE TRUSTEE

    The Indenture will provide that, except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. In case an Event of Default shall occur (and shall not be cured) and holders of the Notes have notified the Trustee, the Trustee will be required to exercise its powers with the degree of care and skill of a prudent person in the conduct of such person's own affairs. Subject to such provisions, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request of any of the holders of Notes, unless they shall have offered to the Trustee security and indemnity satisfactory to it.

    The Indenture and the TIA will contain certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. Subject to the TIA, the Trustee will be permitted to engage in other transactions, provided, however, that if it acquires any conflicting interest (as described in the TIA), it must eliminate such conflict or resign.

CERTAIN DEFINITIONS

    "Acquiring Person" means any person (as defined in Section 13(d)(3) of the Exchange Act) who or which, together with all affiliates and associates (each as defined in Rule 12b-2 under the Exchange Act), becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act and as further defined below) of shares of Common Stock or other voting securities of the Company having more than 50% of the total voting power of the Voting Stock of the Company; provided, however, that an Acquiring Person shall not include (i) the Company, (ii) any Subsidiary of the Company, (iii) any Permitted Holder, (iv) an underwriter engaged in a firm commitment underwriting in connection with a public offering of the

Voting Stock of the Company or (v) any current or future employee or director benefit plan of the Company or any Subsidiary of the Company or any entity holding Common Stock of the Company for or pursuant to the terms of any such plan. For purposes hereof, a person shall not be deemed to be the beneficial owner of (A) any securities tendered pursuant to a tender or exchange offer made by or on behalf of such person or any of such person's affiliates until such tendered securities are accepted for purchase or exchange thereunder, or (B) any securities if such beneficial ownership (1) arises solely as a result of a revocable proxy delivered in response to a proxy or consent solicitation made pursuant to the applicable rules and regulations under the Exchange Act, and (2) is not also then reportable on Schedule 13D (or any successor schedule) under the Exchange Act.

    "Capital Stock" of any person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such person, but excluding any debt securities convertible into such equity.

    "Default" means any event that is, or after notice or passage of time or both would be, an Event of Default.

    "Designated Senior Debt" means any particular Senior Debt if the instrument creating or evidencing the same or the assumption or guarantee thereof (or related agreements or documents to which the Company is a party) expressly provides that such Indebtedness shall be "Designated Senior Debt" for purposes of the Indenture (provided that such instrument, agreement or other document may place limitations and conditions on the right of such Senior Debt to exercise the rights of Designated Senior Debt).

    "Event of Default" has the meaning set forth under "--Events of Default and Remedies" herein.

    "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States, which are in effect from time to time.

    "Indebtedness" means, with respect to any person, all obligations, whether or not contingent, of such person (i) (a) for borrowed money (including, but not limited to, any indebtedness secured by a security interest, mortgage or other lien on the assets of the Company that is (1) given to secure all or part of the purchase price of property subject thereto, whether given to the vendor of such property or to another, or (2) existing on property at the time of acquisition thereof), (b) evidenced by a note, debenture, bond or other written instrument,
(c) under a lease required to be capitalized on the balance sheet of the lessee under GAAP or under any lease or related document (including a purchase agreement) that provides that the Company is contractually obligated to purchase or cause a third party to purchase and thereby guarantee a minimum residual value of the lease property to the lessor and the obligations of the Company under such lease or related document to purchase or to cause a third party to purchase such leased property, (d) in respect of letters of credit, bank guarantees or bankers' acceptances (including reimbursement obligations with respect to any of the foregoing), (e) with respect to Indebtedness secured by a mortgage, pledge, lien, encumbrance, charge or adverse claim affecting title or resulting in an encumbrance to which the property or assets of such person are subject, whether or not the obligation secured thereby shall have been assumed by or shall otherwise be such person's legal liability, (f) in respect of the balance of deferred and unpaid purchase price of any property or assets, (g) under interest rate or currency swap agreements, cap, floor and collar agreements, spot and forward contracts and similar agreements and arrangements;
(ii) with respect to any obligation of others of the type described in the preceding clause (i) or under clause (iii) below assumed by or guaranteed in any manner by such person or in effect guaranteed by such person through an agreement to purchase (including, without limitation, "take or pay" and similar arrangements), contingent or otherwise (and the obligations of such person under any such assumptions, guarantees or other such arrangements); and (iii) any and all deferrals, renewals, extensions, refinancings and refundings of, or amendments, modifications or supplements to, any of the foregoing.

    "Issue Date" means the date on which the Notes are first issued and authenticated under the Indenture.

    "Material Subsidiary" means any Subsidiary of the Company which at the date of determination is a "significant subsidiary" as defined in Rule 1-02(w) of Regulation S-X under the Securities Act and the Exchange Act.

    "Maturity Date" means December   , 2008.

    "Obligations" means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

    "Permitted Holders" means Robert L. Praegitzer and his estates, spouses, ancestors and lineal descendants (and spouses thereof), the legal representatives of any of the foregoing, and the trustee of any bona fide trust of which one or more of the foregoing are the sole beneficiaries or the grantors, or any person of which any of the foregoing, individually or collectively, beneficially own (as defined in Rules 13d-3 and 13d-5 under the Exchange Act) voting securities representing at least a majority of the total voting power of all classes of Capital Stock of such person (exclusive of any matters as to which class voting rights exist).

    "Person" means any individual, corporation, partnership, joint venture, trust, estate, unincorporated organization, limited liability company or government or any agency or political subdivision thereof.

    "Senior Debt" means the principal of, premium, if any, and interest on, rent under, and any other amounts payable on or in or in respect of any Indebtedness of the Company (including, without limitation, any Obligations in respect of such Indebtedness and, in the case of Designated Senior Debt, any interest accruing after the filing of a petition by or against the Company under any bankruptcy law, whether or not allowed as a claim after such filing in any proceeding under such bankruptcy law), whether outstanding on the date of the Indenture or thereafter created, incurred, assumed, guaranteed or in effect guaranteed by the Company (including all deferrals, renewals, extensions or refundings of, or amendments, modifications or supplements to the foregoing); provided, however, that Senior Debt does not include (v) Indebtedness evidenced by the Notes, (w) any liability for federal, state, local or other taxes owed or owing by the Company, (x) Indebtedness of the Company to any Subsidiary of the Company except to the extent such Indebtedness is of a type described in clause
(ii) of the definition of Indebtedness, (y) trade payables of the Company for goods, services or materials purchased in the ordinary course of business (other than, to the extent they may otherwise constitute such trade payables, any obligations of the type described in clause (ii) of the definition of Indebtedness), and (z) any particular Indebtedness in which the instrument creating or evidencing the same expressly provides that such Indebtedness shall not be senior in right of payment to, or is pari passu with, or is subordinated or junior to, the Notes.

    "Subsidiary" means, with respect to any person, (i) any corporation, association or other business entity of which more than 50% of the total voting power of shares of equity capital entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such person or one or more of the other Subsidiaries of that person (or a combination thereof) and (ii) any partnership (a) the sole general partner or the managing general partner of which is such person or a Subsidiary of such person or (b) the only general partners of which are such person or of one or more Subsidiaries of such person (or any combination thereof).

    "Voting Stock" of a corporation means all classes of Capital Stock of such corporation then outstanding and normally entitled to vote in the election of directors.

                          DESCRIPTION OF CAPITAL STOCK

    The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock and 500,000 shares of Preferred Stock.

COMMON STOCK

    As of September 30, 1998, 12,807,442 shares of Common were outstanding. Holders of Common Stock are entitled to receive dividends as may from time to time be declared by the Board of Directors of the Company out of funds legally available therefor. See "Dividend Policy." Holders of Common Stock are entitled to one vote per share on all matters on which the holders of Common Stock are entitled to vote and do not have any cumulative voting rights. Holders of Common Stock have no preemptive, conversion, redemption or sinking fund rights. In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share equally and ratably in the assets of the Company, if any, remaining after the payment of all liabilities of the Company and the liquidation preference of any outstanding class or series of Preferred Stock. The outstanding shares of Common Stock are, and the shares of Common Stock issued upon conversion of the Notes, if any, will be, fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to any series of Preferred Stock that the Company may issue in the future, as described below. The Company's Second Amended and Restated Articles of Incorporation limit the personal liability of a director to the Company or its shareholders for monetary damages for conduct as a director, except such limitation does not apply to (i) any breach of the director's duty of loyalty to the Company or its shareholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) any unlawful distribution or (iv) any transaction from which the director derived an improper personal benefit.

PREFERRED STOCK

    The Board of Directors has the authority to issue Preferred Stock in one or more series and to fix the number of shares constituting any such series and the preferences, limitations and relative rights, including dividend rights, dividend rate, voting rights, terms of redemption, redemption price or prices, conversion rights and liquidation preferences of the shares constituting any series, without any further vote or action by the shareholders of the Company. The issuance of Preferred Stock by the Board of Directors could adversely affect the rights of holders of Common Stock.

    The potential issuance of Preferred Stock may have the effect of delaying or preventing a change in control of the Company, may discourage bids for the Common Stock at a premium over the market price of the Common Stock and may adversely affect the market price of, and the voting and other rights of the holders of, Common Stock. There are no shares of Preferred Stock outstanding.

REGISTRATION RIGHTS

    Certain holders of Common Stock are entitled to certain rights with respect to the registration of these shares under the Securities Act. Under the terms of agreements between the Company and these holders, if the Company proposes to register any of its securities under the Securities Act for its own account or for the account of other security holders, the holders are entitled to notice of such registration and to include in such registration any shares of Common Stock they own, subject to cutback limitations that may be imposed by the underwriter of any underwritten public offering of the Common Stock. No holder of Common Stock with these registration rights will participate in this offering.

OREGON CONTROL SHARE AND BUSINESS COMBINATION STATUTES

    The Company is subject to the Oregon Control Share Act (the "Control Share Act"). The Control Share Act generally provides that a person (the "Acquiror") who acquires voting stock of an Oregon corporation in a transaction (other than a transaction in which voting shares are acquired from the issuing public corporation) that results in the Acquiror holding more than 20%, 33 1/3% or 50% of the total voting power of the corporation (a "Control Share Acquisition") cannot vote the shares it acquires in the Control Share Acquisition ("control shares") unless voting rights are accorded to the control shares by (i) a majority of each voting group entitled to vote and (ii) the holders of a majority of the outstanding voting shares, excluding the control shares held by the Acquiror and shares held by the Company's officers and inside directors. The term "Acquiror" is broadly defined to include persons acting as a group.

    The Acquiror may, but is not required to, submit to the Company a statement setting forth certain information about the Acquiror and its plans with respect to the Company. The statement may also request that the Company call a special meeting of shareholders to determine whether voting rights will be accorded to the control shares. If the Acquiror does not request a special meeting of shareholders, the issue of voting rights of control shares will be considered at the next annual or special meeting of shareholders. If the Acquiror's control shares are accorded voting rights and represent a majority or more of all voting power, shareholders who do not vote in favor of voting rights for the control shares will have the right to receive the appraised "fair value" of their shares, which may not be less than the highest price paid per share by the Acquiror for the control shares.

    The Company is also subject to certain provisions of the Oregon Business Corporation Act that govern business combinations between corporations and interested shareholders (the "Business Combination Act"). The Business Combination Act generally provides that if a person or entity acquires 15% or more of the outstanding voting stock of an Oregon corporation (an "Interested Shareholder"), the corporation and the Interested Shareholder, or any affiliated entity of the Interested Shareholder, may not engage in certain business combination transactions for three years following the date the person became an Interested Shareholder. Business combination transactions for this purpose include (a) a merger or plan of share exchange, (b) any sale, lease, mortgage or other disposition of 10% or more of the assets of the corporation and (c) certain transactions that result in the issuance or transfer of capital stock of the corporation to the Interested Shareholder. These restrictions do not apply if (i) the Interested Shareholder, as a result of the transaction in which such person became an Interested Shareholder, owns at least 85% of the outstanding voting stock of the corporation (disregarding shares owned by directors who are also officers and certain employee benefit plans), (ii) the board of directors approves the business combination or the transaction that resulted in the shareholder becoming an Interested Shareholder before the Interested Shareholder acquires 15% or more of the corporation's voting stock or (iii) the board of directors and the holders of at least two-thirds of the outstanding voting stock of the corporation (disregarding shares owned by the Interested Shareholder) approve the business combination after the Interested Shareholder acquires 15% or more of the corporation's voting stock.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for the Common Stock is ChaseMellon Shareholder Services, L.L.C., Ridgefield Park, New Jersey.

             CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES


    The following statements represent a general summary of certain United States federal income tax consequences attributable to the conversion option of the Notes. Moreover, the discussion deals only with Notes that are held as capital assets and not held as part of a hedging transaction or a "straddle," nor with special situations, such as those of dealers in securities, financial institutions, life insurance companies, persons who mark-to-market their securities, holders whose "functional currency" is not the U.S. dollar, holders that own or are deemed to own 10 percent or more of the capital or profits interest in the Company, or holders that are not "United States persons," as defined in section 7701(a)(30) of the Internal Revenue Code of 1986, as amended (the "Code"). In addition, the discussion does not describe any tax consequences arising under the tax laws of any state, locality or foreign jurisdiction. Furthermore, the discussion below is based upon the provisions of the Code and regulations, rulings, and judicial decisions thereunder as of the date hereof, and these authorities may be repealed, revoked or modified so as to result in federal income tax consequences different from those discussed below. THE DISCUSSION BELOW DOES NOT COVER ALL POSSIBLE TAX CONSEQUENCES OF PURCHASE, OWNERSHIP OR DISPOSITION OF THE NOTES, AND IT IS NOT INTENDED AS TAX ADVICE. PROSPECTIVE INVESTORS SHOULD CONTACT THEIR OWN TAX ADVISERS FOR SPECIFIC ADVICE RELATIVE TO THEIR PARTICULAR CIRCUMSTANCES.


    A holder of a Note will not recognize any income, gain or loss upon conversion of a Note into Common Stock except to the extent Common Stock is received in lieu of accrued interest or to the extent cash is received in lieu of fractional shares of Common Stock. Except to the extent Common Stock is received in lieu of accrued interest, the adjusted basis of shares of Common Stock received on conversion will equal the adjusted basis of the Notes converted (reduced by the portion of adjusted basis allocated to any fractional shares of Common Stock exchanged for cash), and the holding period of the Common Stock received on conversion will include the period during which the converted Notes were held by the holder. If any cash is received in lieu of fractional shares, the holder will recognize gain or loss determined as if the holder had received such fractional shares on conversion and immediately sold the shares for cash.


    The conversion price applicable to the Notes is subject to adjustments in certain circumstances. Under section 305 of the Code and the regulations promulgated thereunder, a holder of a Note may be treated as having received a constructive distribution, resulting in ordinary income to the extent of the Company's current and accumulated earnings and profits, if, and to the extent that, certain adjustments in the conversion price (such as adjustments to compensate for taxable distributions on shares of Common Stock) increase the proportionate interest of a holder of a Note in the assets or in the earnings and profits of the Company. As such, in certain circumstances that may occur, an adjustment in the conversion price may be treated as a taxable distribution to holders of the Notes, without regard to whether the holders receive any cash or other property, and without regard to whether the holders ever exercise conversion rights.


    A holder of a Note or Common Stock may be subject to "backup withholding" at a rate of 31% with respect to certain "reportable payments," including dividend payments, interest payments, and, in certain circumstances, principal payments on the Notes. These backup withholding rules apply only if the holder fails to furnish a correct social security number or other taxpayer identification number or otherwise fails to comply with applicable backup withholding rules and certification requirements. Any amount withheld from a payment to a holder under the backup withholding rules is creditable against the holder's federal income tax liability if the required information is furnished to the Internal Revenue Service. Backup withholding will not apply, however, with respect to payments made to certain holders, generally including corporations and tax-exempt organizations, if they properly establish their exemption from backup withholding.

                                  UNDERWRITING


    Subject to the terms and conditions set forth in an underwriting agreement (the "Underwriting Agreement") among the Company and each of the underwriters named below (the "Underwriters"), for whom Advest, Inc. and Black & Company, Inc. are acting as representatives (the "Representatives"), the Company has agreed to sell to each of the Underwriters and each of the Underwriters has severally agreed to purchase from the Company the principal amount of the Notes set forth opposite its name below:


                                                                              PRINCIPAL AMOUNT
UNDERWRITERS                                                                      OF NOTES
----------------------------------------------------------------------------  ----------------
Advest, Inc. ...............................................................
Black & Company, Inc. ......................................................

                                                                              ----------------
    Total...................................................................   $   15,000,000
                                                                              ----------------
                                                                              ----------------


    The Underwriting Agreement provides that the obligations of the Underwriters to purchase the Notes listed above are subject to certain conditions set forth therein. The Underwriters are committed to purchase all of the Notes agreed to be purchased by the Underwriters pursuant to the Underwriting Agreement (other than those covered by the over-allotment option described below), if any Notes are purchased. In the event of default by any Underwriter, the Underwriting Agreement provides that, in certain circumstances, the purchase commitments of the non-defaulting Underwriters may be increased or the Underwriting Agreement may be terminated.


    The Representatives have advised the Company that the Underwriters propose initially to offer such Notes to the public at the initial public offering price thereof set forth on the cover page of this Prospectus, and to certain dealers
at such price less a concession not in excess of     % of the principal amount
of such Notes. The relevant Underwriters may allow, and such dealers may
reallow, a discount not in excess of     % of the principal amount of the Notes
on sales to certain other dealers. After the initial public offering of the Notes, the public offering price and such concessions may be changed.

    The Company has granted to the Underwriters an option to purchase up to an additional $2,250,000 principal amount of the Notes at the applicable price to the public less the applicable underwriting discount set forth on the cover page of this Prospectus, solely to cover over-allotments, if any. Such option may be exercised at any time up to 30 days after the date of this Prospectus. To the extent such option is exercised, each of the Underwriters will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional principal amount of Notes as the percentage it was obligated to purchase pursuant to the Underwriting Agreement.


    The Company has agreed with the Underwriters not to offer, pledge, sell, contract to sell, or otherwise dispose of (or enter into any transaction which is designed to, or could be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by the Company or any affiliate of the Company or any person in privity with the Company or any affiliate of the Company), directly or indirectly, or announce the offering of, any other shares of Common Stock or any securities or options convertible into, or exchangeable or exercisable for, shares of Common Stock (other than the Notes) for a period of 180 days following the date hereof without the prior written consent of Advest, Inc., subject to certain limited exceptions. Advest, Inc. currently does not intend to release any securities subject to such lock-up agreement, but may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to such lock-up agreement.

    The Underwriting Agreement provides that the Company will indemnify the several Underwriters against certain liabilities under the Securities Act, or contribute to payments the Underwriters may be required to make in respect thereof.


    In connection with the offering, certain Underwriters and selling group members and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Stock or the Notes. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M, pursuant to which such persons may bid for or purchase Common Stock or Notes for the purpose of stabilizing their market price. The Underwriters also may create a short position for the account of the Underwriters by selling more Notes in connection with the offering than they are committed to purchase from the Company, and in such case may purchase Notes in the open market following completion of the offering to cover all or a portion of such short position. The Underwriters may also cover all or a portion of such short position, up to $2,250,000 principal amount of the Notes, by exercising the Underwriters' over-allotment option referred to above. In addition, the Representatives, on behalf of the Underwriters, may impose "penalty bids" under contractual arrangements with the Underwriters whereby they may reclaim from an Underwriter (or dealer participating in the offering), for the account of the other Underwriters, the selling concession with respect to Notes that are distributed in the offering but subsequently purchased for the account of the Underwriters in the open market. Any of the transactions described in this paragraph may result in the maintenance of the price of the Common Stock and/or the Notes at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required, and, if they are undertaken, they may be discontinued at any time.


    The Underwriters do not intend to confirm sales in the offering to any accounts over which they exercise discretionary authority.

                                 LEGAL MATTERS

    The validity of the Notes will be passed upon for the Company by Stoel Rives LLP, Portland, Oregon. Certain legal matters relating to the offering will be passed upon for the Underwriters by Irell & Manella LLP, Los Angeles, California.

                                    EXPERTS

    The financial statements of Praegitzer Industries, Inc. included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and are included in reliance upon such report of such firm given upon their authority as experts in accounting and auditing.

    The financial statements of Praegitzer Asia Sdn. Bhd. included in this Prospectus have been audited by Deloitte Touche Tohmatsu, independent auditors, as stated in their report appearing herein, and are included in reliance upon such report of such firm given upon their authority as experts in accounting and auditing.

                         INDEX TO FINANCIAL STATEMENTS


                                                                                                               PAGE
                                                                                                             ---------
Independent Auditors' Report of Deloitte & Touche LLP......................................................        F-1

Consolidated Balance Sheets at June 30, 1997 and 1998 and September 30, 1998 (unaudited)...................        F-2

Consolidated Statements of Operations for the years ended June 30, 1996, 1997 and 1998 and for the three
  months ended September 30, 1997 and 1998 (unaudited).....................................................        F-3

Consolidated Statements of Cash Flows for the years ended June 30, 1996, 1997 and 1998 and for the three
  months ended September 30, 1997 and 1998 (unaudited).....................................................        F-4

Consolidated Statements of Shareholders' Equity for the years ended June 30, 1996, 1997 and 1998 and for
  the three months ended September 30, 1997 and 1998 (unaudited)...........................................        F-6

Notes to Consolidated Financial Statements.................................................................        F-7

Independent Auditors' Report of Deloitte Touche Tohmatsu...................................................       F-22

Balance Sheet at June 30, 1998.............................................................................       F-23

Statement of Operations for the year ended June 30, 1998...................................................       F-24

Statement of Shareholders' Equity for the year ended June 30, 1998.........................................       F-25

Statement of Cash Flows for the year ended June 30, 1998...................................................       F-26

Notes to Financial Statements..............................................................................       F-27

Pro Forma Statement of Operations for the year ended June 30, 1998 (unaudited).............................       F-31

Notes to Pro Forma Combined Statements of Operations (unaudited)...........................................       F-32

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Praegitzer Industries, Inc.

    We have audited the accompanying consolidated balance sheets of Praegitzer Industries, Inc. and subsidiary as of June 30, 1998 and 1997, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended June 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Praegitzer Industries, Inc. and subsidiary as of June 30, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1998, in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP
Portland, Oregon
September 4, 1998

                          PRAEGITZER INDUSTRIES, INC.

                          CONSOLIDATED BALANCE SHEETS

                 JUNE 30, 1997 AND 1998 AND SEPTEMBER 30, 1998


                                                                      JUNE 30,
                                                              -------------------------  SEPTEMBER 30,
                                                                 1997          1998          1998
                                                              -----------  ------------  -------------
                                                                                          (UNAUDITED)
                                                ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.................................  $   441,950  $  1,169,912  $     305,357
  Receivables, net of allowance for doubtful accounts of
    $400,000 at June 30, 1997 and 1998 and September 30,
    1998....................................................   24,452,506    28,562,209     33,018,920
  Inventories (Note 5)......................................    8,534,428    16,491,325     16,559,509
  Prepaid expenses..........................................      454,304     2,438,844      6,818,620
  Current deferred tax asset (Note 12)......................      628,532       474,175        559,175
                                                              -----------  ------------  -------------
    Total current assets....................................   34,511,720    49,136,465     57,261,581
PROPERTY, PLANT, AND EQUIPMENT, Net (Note 6)................   40,036,399    88,825,496     87,691,929
RESTRICTED CASH.............................................      162,903            --             --
OTHER ASSETS (Note 7).......................................   12,574,899    13,532,050     13,868,569
                                                              -----------  ------------  -------------
TOTAL.......................................................  $87,285,921  $151,494,011  $ 158,822,079
                                                              -----------  ------------  -------------
                                                              -----------  ------------  -------------

                                        LIABILITIES AND EQUITY

CURRENT LIABILITIES:
  Bank overdraft............................................  $ 2,041,554  $  3,709,446  $   2,325,712
  Accounts payable..........................................    8,504,485    13,929,852     18,102,679
  Accrued payroll and related benefits......................    2,878,913     3,955,300      5,180,875
  Other current liabilities.................................      491,610     1,851,425      2,324,362
  Current portion of long-term obligations (Notes 9 and
    10).....................................................    3,564,591     6,393,664      8,888,908
                                                              -----------  ------------  -------------
    Total current liabilities...............................   17,481,153    29,839,687     36,822,536

LONG-TERM OBLIGATIONS, Net of current portion (Notes 9 and
  10).......................................................   29,784,885    73,413,472     72,270,836
DEFERRED TAX LIABILITY (Note 12)............................    2,306,426     4,197,481      4,702,481
DEFERRED GAIN...............................................       72,578        63,550         56,293
COMMITMENTS AND CONTINGENCIES (Note 10).....................           --            --             --

SHAREHOLDERS' EQUITY:
  Preferred stock; 500,000 shares authorized, no shares
    issued and outstanding..................................           --            --             --
  Common stock, 50,000,000 shares authorized and 12,434,518
    shares issued and outstanding at June 30, 1997,
    12,750,214 at June 30, 1998 and 12,807,442 at September
    30, 1998................................................   41,232,502    42,324,553     42,652,929
  Accumulated other comprehensive earnings..................           --            --         68,310
  Retained earnings (deficit)...............................   (3,591,623)    1,655,268      2,248,694
                                                              -----------  ------------  -------------
    Total shareholders' equity..............................   37,640,879    43,979,821     44,969,933
                                                              -----------  ------------  -------------
TOTAL.......................................................  $87,285,921  $151,494,011  $ 158,822,079
                                                              -----------  ------------  -------------
                                                              -----------  ------------  -------------


                See notes to consolidated financial statements.

                          PRAEGITZER INDUSTRIES, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                    YEARS ENDED JUNE 30, 1996, 1997 AND 1998


               AND THREE MONTHS ENDED SEPTEMBER 30, 1997 AND 1998


                                                                                                 THREE MONTHS ENDED
                                                              YEAR ENDED JUNE 30,                   SEPTEMBER 30,
                                                    ----------------------------------------  -------------------------
                                                        1996          1997          1998         1997          1998
                                                    ------------  ------------  ------------  -----------  ------------
                                                                                                     (UNAUDITED)
REVENUE...........................................  $ 95,101,170  $147,947,303  $182,773,158  $42,595,029  $55,395,921
COST OF GOODS SOLD................................    72,941,213   122,012,818   148,487,031   34,563,248   46,201,902
                                                    ------------  ------------  ------------  -----------  ------------
    Gross profit..................................    22,159,957    25,934,485    34,286,127    8,031,781    9,194,019
SELLING, GENERAL, AND ADMINISTRATIVE EXPENSE......     8,895,548    19,188,455    23,456,329    5,803,280    7,011,516
IMPAIRMENT AND IN-PROCESS TECHNOLOGY EXPENSE
  (Notes 4 and 8).................................            --    11,650,000            --           --           --
                                                    ------------  ------------  ------------  -----------  ------------
INCOME (LOSS) FROM OPERATIONS.....................    13,264,409    (4,903,970)   10,829,798    2,228,501    2,182,503
Interest expense..................................     1,798,914     2,295,140     3,757,236      725,603    1,466,874
Other income, net.................................       301,642       568,412       224,125       97,811      207,797
                                                    ------------  ------------  ------------  -----------  ------------
INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE
  INCOME TAXES....................................    11,767,137    (6,630,698)    7,296,687    1,600,709      923,426
PROVISION FOR INCOME TAXES (Note 12)..............     1,445,000     1,669,809     2,214,938      493,754      330,000
                                                    ------------  ------------  ------------  -----------  ------------
INCOME (LOSS) FROM CONTINUING OPERATIONS..........    10,322,137    (8,300,507)    5,081,749    1,106,955      593,426
DISCONTINUED OPERATIONS (Note 11).................      (612,000)           --            --           --           --
                                                    ------------  ------------  ------------  -----------  ------------
NET INCOME (LOSS).................................  $  9,710,137  $ (8,300,507) $  5,081,749  $ 1,106,955  $   593,426
                                                    ------------  ------------  ------------  -----------  ------------
                                                    ------------  ------------  ------------  -----------  ------------
PRO FORMA NET INCOME DATA (Note 12) (Unaudited):
  Income from continuing operations before income
    taxes, as reported............................  $ 11,767,137
  Pro forma provision for income taxes............    (4,472,000)
  Discontinued operations, as reported............      (612,000)
  Pro forma tax benefit of discontinued
    operations....................................       233,000
                                                    ------------
      Pro forma net income........................  $  6,916,137
                                                    ------------
                                                    ------------
NET INCOME (LOSS) PER SHARE, BASIC AND DILUTED
  (Note 3) (1996 Pro Forma unaudited) from:
  Continuing operations...........................  $       0.80  $      (0.68) $       0.40  $      0.09  $      0.05
  Discontinued operations.........................         (0.04)           --            --           --           --
                                                    ------------  ------------  ------------  -----------  ------------
NET INCOME (LOSS) PER SHARE, BASIC AND DILUTED....  $       0.76  $      (0.68) $       0.40  $      0.09  $      0.05
                                                    ------------  ------------  ------------  -----------  ------------
                                                    ------------  ------------  ------------  -----------  ------------

                See notes to consolidated financial statements.

                          PRAEGITZER INDUSTRIES, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                    YEARS ENDED JUNE 30, 1996, 1997 AND 1998


               AND THREE MONTHS ENDED SEPTEMBER 30, 1997 AND 1998



                                                                                             THREE MONTHS ENDED
                                                             YEAR ENDED JUNE 30,                SEPTEMBER 30,
                                                    -------------------------------------  -----------------------
                                                       1996         1997         1998         1997        1998
                                                    -----------  -----------  -----------  ----------  -----------
                                                                                                 (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)...............................  $ 9,710,137  $(8,300,507) $ 5,081,749  $1,106,955  $   593,426
  Minority interest loss..........................           --           --           --          --     (256,033)
  Adjustments to reconcile net income (loss) to
    net cash provided by operating activities:
    Depreciation and amortization.................    4,911,279    7,376,595    8,902,708   2,058,999    3,292,658
    Loss (gain) on sale of fixed assets...........     (111,730)    (564,858)     (53,445)    329,869       67,715
    Deferred taxes................................      502,000      474,325    2,045,421      47,170      420,000
    Provision for doubtful accounts...............      292,354      135,000           --          --           --
    Impairment and in-process technology
      expense.....................................           --   11,650,000           --          --           --
    Loss on discontinued operations...............      612,000           --           --          --           --
    Changes in operating assets and liabilities:
      Receivables.................................   (3,361,233)  (8,474,182)  (3,186,023)  1,186,540   (4,456,710)
      Inventory...................................     (688,624)  (1,366,761)  (6,475,384) (1,076,918)     (68,184)
      Accounts payable............................   (2,684,743)   1,301,094    4,479,382  (1,664,817)   4,172,827
      Income taxes payable........................      943,000     (980,835)  (1,892,929)    153,016     (102,769)
      Accrued payroll and related benefits........      288,645      345,317    1,074,422     132,153    1,225,575
      Other current liabilities...................   (1,336,809)     214,561      453,904     (51,016)     225,287
      Other current assets........................     (132,935)     (90,912)     (77,262)    183,596     (533,262)
                                                    -----------  -----------  -----------  ----------  -----------
        Net cash provided by operating
          activities..............................    8,943,341    1,718,837   10,352,543   2,405,547    4,580,530
                                                    -----------  -----------  -----------  ----------  -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Additions to property, plant, and equipment.....   (7,525,631) (24,760,670) (39,334,464) (4,352,399) (10,650,853)
  Additions to other assets.......................           --     (121,502)    (746,927)   (190,395)    (153,012)
  Proceeds from sale of property, plant, and
    equipment.....................................      217,955   11,187,029    4,244,785          --    4,968,900
  Acquisitions, net of cash acquired..............   (2,000,000)  (5,375,122) (19,170,255)         --           --
  Net reductions in amounts due from related
    parties and shareholders......................   (2,594,714)          --           --          --           --
  Change in restricted cash.......................       (2,331)     143,053      162,903          --           --
                                                    -----------  -----------  -----------  ----------  -----------
        Net cash used in investing activities.....  (11,904,721) (18,927,212) (54,843,958) (4,542,794)  (5,834,965)
                                                    -----------  -----------  -----------  ----------  -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net additions to (reductions in) short-term
    borrowings....................................   (5,199,771)  11,463,066   25,063,359     751,181    2,488,983
  Borrowing of long-term debt.....................    3,880,409   21,814,498   21,300,000          --      263,158
  Payments on long-term debt......................   (7,713,451) (16,386,981)  (3,261,600)   (764,074)  (1,087,656)
  Proceeds from initial public offering, net of
    expenses......................................   19,340,185           --           --          --           --
  Issuances of common stock under employee stock
    plans.........................................           --      307,964    1,091,051     254,910      328,376
  Dividends paid..................................   (6,783,635)          --           --          --           --
  Payments on capital leases......................     (108,460)    (636,884)    (641,325)   (202,124)    (183,732)
  Increase (decrease) in bank overdrafts..........     (438,270)   1,049,975    1,667,892   2,013,378   (1,383,734)
                                                    -----------  -----------  -----------  ----------  -----------
        Net cash provided by financing
          activities..............................    2,977,007   17,611,638   45,219,377   2,053,271      425,395
                                                    -----------  -----------  -----------  ----------  -----------
        Effect of foreign currency................           --           --           --          --      (35,515)

                   (CONTINUED)

                          PRAEGITZER INDUSTRIES, INC.

                    YEARS ENDED JUNE 30, 1996, 1997 AND 1998


               AND THREE MONTHS ENDED SEPTEMBER 30, 1997 AND 1998



                                                                                             THREE MONTHS ENDED
                                                             YEAR ENDED JUNE 30,                SEPTEMBER 30,
                                                    -------------------------------------  -----------------------
                                                       1996         1997         1998         1997        1998
                                                    -----------  -----------  -----------  ----------  -----------
                                                                                                 (UNAUDITED)
INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS.....................................  $    15,627  $   403,263  $   727,962  $  (83,976) $  (864,555)
CASH AND CASH EQUIVALENTS AT BEGINNING OF
  PERIOD..........................................       23,060       38,687      441,950     441,950    1,169,912
                                                    -----------  -----------  -----------  ----------  -----------
CASH AND CASH EQUIVALENTS AT END OF PERIOD........  $    38,687  $   441,950  $ 1,169,912  $  357,974  $   305,357
                                                    -----------  -----------  -----------  ----------  -----------
                                                    -----------  -----------  -----------  ----------  -----------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION--
  Cash paid during the period for interest........  $ 1,789,375  $ 1,915,515  $ 3,734,173  $  762,845  $ 1,813,813
  Cash paid during the period for income taxes,
    net...........................................           --  $ 2,165,392  $ 2,062,324  $  294,861  $    12,831
NONCASH INVESTING AND FINANCING ACTIVITIES:
  During the year ended June 30, 1996, the Company
    used $526,720 of operating lease deposits
    toward the purchase of equipment.
  During the year ended June 30, 1996, the Company
    distributed dividends of $468,087 to a
    shareholder by reducing amount due from
    shareholder.


                See notes to consolidated financial statements.

                          PRAEGITZER INDUSTRIES, INC.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                   YEARS ENDED JUNE 30, 1996, 1997, AND 1998

                   AND THREE MONTHS ENDED SEPTEMBER 30, 1998


                                                COMMON STOCK                         ACCUMULATED
                                         ---------------------------    RETAINED        OTHER
                                            NUMBER                      EARNINGS    COMPREHENSIVE
                                          OF SHARES       AMOUNT       (DEFICIT)        INCOME          TOTAL
                                         ------------  -------------  ------------  --------------  -------------
BALANCES, JUNE 30, 1995................     8,086,875  $   4,308,916  $  1,389,703            --    $   5,698,619
Stock issued in connection with
  acquisitions.........................       700,000      7,143,714            --            --        7,143,714
Initial public offering, net of
  expenses.............................     2,275,000     19,340,185            --            --       19,340,185
Dividends..............................            --       (468,087)   (6,783,635)           --       (7,251,722)
Net income June 30, 1996...............            --       (392,679)   10,102,816            --        9,710,137
                                         ------------  -------------  ------------       -------    -------------

BALANCES, JUNE 30, 1996................    11,061,875     29,932,049     4,708,884            --       34,640,933
Stock issued in connection with
  acquisitions.........................     1,330,000     10,992,489            --            --       10,992,489
Proceeds from exercise of Incentive
  Stock Options........................        12,000        114,000            --            --          114,000
Proceeds from issuance under the
  ESPP.................................        30,643        193,964            --            --          193,964
Net loss June 30, 1997.................            --             --    (8,300,507)           --       (8,300,507)
                                         ------------  -------------  ------------       -------    -------------

BALANCES, JUNE 30, 1997................    12,434,518     41,232,502    (3,591,623)           --       37,640,879
Stock issued in connection with
  acquisitions.........................       200,000          1,000       165,142            --          166,142
Proceeds from exercise of Incentive
  Stock Options........................        54,048        499,738            --            --          499,738
Proceeds from issuance under the
  ESPP.................................        61,648        591,313            --            --          591,313
Net income June 30, 1998...............            --             --     5,081,749            --        5,081,749
                                         ------------  -------------  ------------       -------    -------------

BALANCES, JUNE 30, 1998................    12,750,214     42,324,553     1,655,268            --       43,979,821
Proceeds from issuance under the ESPP
  (unaudited)..........................        57,228        328,376            --            --          328,376
Cummulative Effect of Currency
  Adjustements (unaudited).............                                         --        68,310           68,310
Net income September 30, 1998
  (unaudited)..........................            --             --       593,426            --          593,426
                                         ------------  -------------  ------------       -------    -------------
BALANCES, SEPTEMBER 30, 1998
  (unaudited)..........................    12,807,442  $  42,652,929  $  2,248,694    $   68,310    $  44,969,933
                                         ------------  -------------  ------------       -------    -------------
                                         ------------  -------------  ------------       -------    -------------



                See notes to consolidated financial statements.

                          PRAEGITZER INDUSTRIES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED JUNE 30, 1996, 1997 AND 1998 AND

           THREE MONTHS ENDED SEPTEMBER 30, 1997 AND 1998 (UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    NATURE OF BUSINESS--Praegitzer Industries, Inc. (the "Company" or "Praegitzer") is incorporated under the laws of the State of Oregon, and its principal business is the design, manufacture and sale of electronic circuit boards.

    PRINCIPLES OF CONSOLIDATION--The accompanying financial statements include the accounts of the Company and its majority owned subsidiary, since its acquisition on April 3, 1998. All significant intercompany transactions and balances have been eliminated.


    QUARTERLY FINANCIAL STATEMENTS--In the opinion of management, the accompanying unaudited condensed consolidated financial statements of Praegitzer Industries, Inc. contain all adjustments necessary to present fairly the financial position of the Company as of September 30, 1998, and the results of operations and cash flows for the three months ended September 30, 1997 and 1998. The results of operations for the three months ended September 30, 1998 are not necessarily indicative of the results expected for the entire fiscal year ending June 30, 1999.


    USE OF ESTIMATES--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

    REVENUE RECOGNITION--Revenue is recognized when goods are shipped to the customer.

    Inventories are stated at the lower of cost (determined on a first-in, first-out basis) or market.

    Cash and Cash Equivalents includes all cash and short-term debt instruments, purchased with an original maturity of three months or less.

    CONCENTRATION OF CREDIT RISK--Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of trade accounts receivable. The risk is limited due to the fact that the Company's trade accounts receivable are derived from sales in various geographic areas to numerous companies varying in size within the electronics industry. Additionally, the Company performs ongoing credit evaluations of its customers' financial condition and generally does not require collateral, such as letters of credit or security agreements. Credit losses have consistently been within management's expectations.

    PROPERTY, PLANT, AND EQUIPMENT--Depreciation of property and equipment is provided on the straight-line method based on the estimated useful lives of the individual assets, primarily 3 to 10 years for equipment and 31 years for buildings. The Company records the assets and the related obligations of capital leases at amounts based upon the cash purchase price of the assets involved at the beginning of the lease term. Depreciation and amortization expense also includes amortization of equipment recorded under capital leases provided on the basis of the estimated useful lives of the individual assets, primarily 5 years, on the straight-line method.

    LOAN FEES--Other assets include loan fees incurred by the Company. These fees are being amortized over the terms of the loans.

                          PRAEGITZER INDUSTRIES, INC.

                  YEARS ENDED JUNE 30, 1996, 1997 AND 1998 AND

           THREE MONTHS ENDED SEPTEMBER 30, 1997 AND 1998 (UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    GOODWILL--The Company amortizes costs in excess of fair value of net assets of businesses acquired using the straight-line method over a period of fifteen years. Management reviews, on an ongoing basis, the continuing appropriateness of the remaining amortizable life and the net realizable value of the unamortized balance.

    ASSET IMPAIRMENTS--Long-lived assets to be held and used by the Company are reviewed for impairment when events and circumstances indicate costs may not be recoverable. Losses are recognized when the book values exceed expected undiscounted future cash flows. If impairment exists, the asset's book value is written down to its estimated fair value. Assets to be disposed are written down to their fair value, less sales costs. See Note 8 for a discussion of a charge in 1997 related to impairment of goodwill.

    DERIVATIVE FINANCIAL INSTRUMENTS--The Company has only limited involvement with derivative financial instruments. See note 9 for a discussion of the Company's derivative instruments as of June 30, 1998.

    INCOME TAXES--The Company elected to be taxed under the S corporation provisions of the Internal Revenue Code through the effective date of the initial public offering by Praegitzer of common stock (the "Offering"). Under those provisions, the Company did not pay federal or state corporate income taxes on its taxable income. Instead, the shareholders were liable for federal and state income taxes on the Company's taxable income.

    Actual and pro forma income taxes have been provided for under Statement of Financial Accounting Standards ("SFAS") No. 109, Accounting for Income Taxes. Under this method, deferred tax assets and liabilities are recognized based on differences between financial statement and tax basis of assets and liabilities using presently enacted tax rates.

    S CORPORATION DIVIDENDS--Historically, the Company has paid dividends to its shareholders in amounts which approximate the federal and state income taxes that are due as a result of the Company electing to be taxed as an S corporation as discussed above. In connection with the Offering, the Company distributed to its former shareholders substantially all of the undistributed cumulative income that had been taxed or was taxable to its former shareholders. This dividend was paid from the proceeds of the Offering.

    FUTURE ACCOUNTING PRONOUNCEMENTS--In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. SFAS No. 131 establishes standards for disclosure about operating segments in annual financial statements and selected information in interim financial reports. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. The new standard becomes effective for the Company's fiscal year ending June 30, 1999. Adoption of this statement may result in additional disclosures but will have no material impact on the Company's results of operations or financial position.

    In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. The new statement will require recognition of all derivatives as either assets or liabilities on the balance sheet at fair value. The new statement becomes effective for the first quarter of fiscal year ending June 30, 2000. Management has not completed an evaluation of the effects this standard will have on the Company's financial position or results of operations.

                          PRAEGITZER INDUSTRIES, INC.

                  YEARS ENDED JUNE 30, 1996, 1997 AND 1998 AND

           THREE MONTHS ENDED SEPTEMBER 30, 1997 AND 1998 (UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    RECLASSIFICATIONS--Certain amounts from the prior year's financial statements have been reclassified to be consistent with the current year presentation.

2. COMPREHENSIVE INCOME

    The Company has adopted SFAS No. 130, Reporting Comprehensive Income, as of the first quarter of fiscal year 1999. SFAS No. 130 establishes new rules for the reporting of comprehensive income and its components, but has no impact on the Company's net earnings or total shareholders' equity.

    Comprehensive income and its components, net of tax, are as follows:

                                                                                          THREE MONTHS ENDED
                                                            YEAR ENDED JUNE 30,             SEPTEMBER 30,
                                                    -----------------------------------  --------------------
                                                       1996        1997         1998        1997       1998
                                                    ----------  -----------  ----------  ----------  --------
                                                                                             (UNAUDITED)
Net income (loss).................................  $9,710,137  $(8,300,507) $5,081,749  $1,106,955  $593,426
Other comprehensive income:
  Currency translation adjustment.................                                                     68,310
                                                    ----------  -----------  ----------  ----------  --------
Total comprehensive income (loss).................  $9,710,137  $(8,300,507) $5,081,749  $1,106,955  $661,736
                                                    ----------  -----------  ----------  ----------  --------
                                                    ----------  -----------  ----------  ----------  --------

3. EARNINGS PER SHARE

    In February 1997, the FASB issued SFAS No. 128, Earnings per Share, which specifies new standards for computing and disclosing earnings per share and is effective for periods ending after December 15, 1997. The Company has adopted this standard and has restated its earnings per share ("EPS") for prior periods presented. The basic EPS has been computed by dividing net income by the weighted average number of shares outstanding during each period. Diluted EPS has been computed by dividing net income by the weighted average common and common equivalent shares outstanding during each period using the treasury stock method, if the common equivalent shares were not anti-dilutive. The difference between the basic and diluted weighted average shares is due to common stock equivalent shares resulting from outstanding stock options and warrants. Net income for the calculation of both basic and diluted EPS is the same for all periods presented. The calculation of the weighted average outstanding shares is as follows:

                                                                                          THREE MONTHS ENDED
                                                       YEAR ENDED JUNE 30,                  SEPTEMBER 30,
                                              --------------------------------------  --------------------------
                                                 1996         1997          1998          1997          1998
                                              ----------  ------------  ------------  ------------  ------------
                                                                                      (UNAUDITED)
Weighted average shares outstanding-basic...   9,070,209    12,233,769    12,694,039    12,647,553    12,778,828
Common stock options and warrants...........      40,024            --       151,757       283,148        17,695
                                              ----------  ------------  ------------  ------------  ------------
Weighted average shares outstanding-
  diluted...................................   9,110,233    12,233,769    12,845,796    12,930,701    12,796,523
                                              ----------  ------------  ------------  ------------  ------------

                          PRAEGITZER INDUSTRIES, INC.

                  YEARS ENDED JUNE 30, 1996, 1997 AND 1998 AND

           THREE MONTHS ENDED SEPTEMBER 30, 1997 AND 1998 (UNAUDITED)

4. ACQUISITIONS

    Effective April 13, 1998, the Company acquired 51% of the outstanding capital stock of Likom PCB Sdn Bhd ("Likom"), a printed circuit board manufacturer located in Malaysia. The purchase price was up to 5.2 million Ringgit, $1,432,000 based on the currency exchange rate on April 27, 1998, which consisted of the transfer and contribution to Likom of third-party software license rights, machinery and equipment currently owned or purchased by the Company and cash.

    The acquisition of Likom has been accounted for using the purchase method of accounting. The operating results from the date of purchase have been consolidated in the Company's financial statements. No goodwill was recognized related to this acquisition.

    On March 31, 1998, the Company acquired a printed circuit board fabrication facility located in Huntsville, Alabama from Intergraph Corporation ("Intergraph"). The acquisition consisted of land, building, equipment and inventory. The purchase price for the assets was $15.95 million, which was paid in cash.

    The acquisition was accounted for under the purchase method of accounting and, accordingly, the operating results of Intergraph from the date of purchase are included in the Company's financial statements. The estimated fair market value of assets approximate the fair market value of the liabilities and, accordingly, no goodwill was recognized.

    On August 28, 1996, the Company acquired Trend Circuits, Inc. ("Trend"), a circuit board manufacturing company. The acquisition was accomplished by a merger of Trend with and into Praegitzer. The purchase price included $5,000,000 of cash and 1,000,000 shares of Praegitzer's common stock valued at $10.65 per share.

    The acquisition was accounted for under the purchase method of accounting and, accordingly, the operating results of Trend from the date of purchase are included in the Company's financial statements. The estimated fair market value of assets and liabilities acquired was approximately $9,600,000 and $11,900,000, respectively. The Company incurred a one-time charge of $8,000,000 related to a portion of the purchase price allocated to in-process technology which was expensed at the closing of the transaction. The remaining excess of the aggregate purchase price over the fair market value of the net assets acquired of $9,900,000 was recognized as goodwill and is being amortized over fifteen years.

    On November 15, 1995, Praegitzer acquired Circuit Technology, Inc. ("CTI"), a circuit board manufacturing company. The acquisition was accomplished by a merger of CTI with and into Praegitzer. The purchase price included $2,000,000 of cash and 700,000 shares of Praegitzer's common stock which was valued at $10.21 per share.

    The acquisition has been accounted for under the purchase method of accounting and, accordingly, the operating results of CTI have been included in the Company's combined financial statements since the date of acquisition. The estimated fair market value of assets and liabilities acquired was approximately $8,000,000 and $7,300,000, respectively. The excess of the aggregate purchase price over the fair market value of net assets acquired of $8,400,000 was recognized as goodwill and is being amortized over fifteen years. During the year ended June 30, 1997 the Company recorded an impairment of goodwill related to CTI of $3,650,000 (See Note 8). The remaining goodwill is being amortized over the remaining life of 15 years.

                          PRAEGITZER INDUSTRIES, INC.

                  YEARS ENDED JUNE 30, 1996, 1997 AND 1998 AND

           THREE MONTHS ENDED SEPTEMBER 30, 1997 AND 1998 (UNAUDITED)

4. ACQUISITIONS (CONTINUED)
    The following unaudited pro forma results of operations assume the acquisitions occurred on July 1, 1996:


                                                                    YEAR ENDED JUNE 30,
                                                               ------------------------------
                                                                    1997            1998
                                                               --------------  --------------
Revenue......................................................  $  172,511,303  $  197,332,158
Net income (loss)............................................      (2,761,507)      2,630,749
Net income (loss) per share..................................           (0.23)           0.21


    The pro forma financial information is not necessarily indicative of the operating results that would have occurred had the Likom, Intergraph, CTI and Trend acquisitions been consummated as of July 1, 1996 nor is it necessarily indicative of future operating results.

    In April 1996, Praegitzer acquired all the assets and the related liabilities of Praegitzer Property Group ("PPG") for net consideration of $12,120,000. Praegitzer issued 1,369,875 shares of its common stock to the sole proprietor of PPG. As the entities are commonly controlled, the transaction was accounted for in a manner similar to a pooling of interests which resulted in a restatement of prior years financial statements.


    In addition, the Company acquired several other companies during the last three years, which were not significant to its financial position, results of operations or cash flows. During the year ended June 30, 1998, one acquisition was accounted for as a pooling of interests; however, prior period financial statements were not restated because the retroactive effect was not material. During the year ended June 30, 1997, two acquisitions were accounted for as pooling of interests; however, prior period financial statements were not restated because the retroactive effect was not material. All other acquisitions were accounted for using the purchase method. Under the purchase method, the results of operations of acquired companies are included prospectively from the date of acquisition, and the acquisition cost is allocated to the acquirees' assets and liabilities based upon their fair market values at the date of the acquisition. To accomplish the mergers a total of 330,000 and 200,000 shares were issued during the years ended June 30, 1997 and 1998, respectively.


    At June 30, 1997 and 1998 and September 30, 1998 (unaudited), the net book value of goodwill associated with acquisitions was $12,414,228, $11,486,072 and $11,264,144, respectively, and is being amortized on a straight-line basis over 15 years.

                          PRAEGITZER INDUSTRIES, INC.

                  YEARS ENDED JUNE 30, 1996, 1997 AND 1998 AND

           THREE MONTHS ENDED SEPTEMBER 30, 1997 AND 1998 (UNAUDITED)

5. INVENTORIES

    Inventories consist of the following:

                                                            JUNE 30,
                                                  ----------------------------  SEPTEMBER 30,
                                                      1997           1998           1998
                                                  -------------  -------------  -------------
                                                                                 (UNAUDITED)
Raw materials and supplies......................  $   3,117,427  $   6,430,638  $   6,378,513
Work-in-process.................................      5,417,001     10,060,687     10,180,996
                                                  -------------  -------------  -------------
  Total inventories.............................  $  8, 534,428  $  16,491,325  $  16,559,509
                                                  -------------  -------------  -------------
                                                  -------------  -------------  -------------

6. PROPERTY, PLANT AND EQUIPMENT

                                             USEFUL            JUNE 30,           SEPTEMBER
                                              LIFE     ------------------------      30,
                                             (YEARS)      1997         1998         1998
                                            ---------  -----------  -----------  -----------
                                                                                 (UNAUDITED)
Land......................................     --      $ 3,302,576  $ 1,468,212  $ 1,870,008
Buildings and leasehold improvements......  10 to 31    14,453,908   21,899,123   24,702,024
Equipment.................................   3 to 10    42,770,430   83,949,892   84,372,221
Office furniture and fixtures.............   5 to 7        660,388    1,086,121    1,281,859
Projects in process.......................     --        1,669,207   10,670,668   13,505,575
Deposits on equipment.....................     --        2,962,150    5,726,843      851,087
                                                       -----------  -----------  -----------
                                                        65,818,659  124,800,859  126,582,774
Accumulated depreciation and
  amortization............................             (25,782,260) (35,975,363) (38,890,845)
                                                       -----------  -----------  -----------
    Property, plant and equipment.........             $40,036,399  $88,825,496  $87,691,929
                                                       -----------  -----------  -----------
                                                       -----------  -----------  -----------

    At June 30, 1997 and 1998 and September 30, 1998 (unaudited), the Company had equipment of $3,678,970, $2,535,381 and $2,535,381, respectively, financed with capital leases. The total accumulated amortization at June 30, 1997 and 1998 and September 30, 1998 (unaudited) was $617,499, $946,712 and $1,113,624, respectively.

7. OTHER ASSETS

                                                            JUNE 30,
                                                  ----------------------------  SEPTEMBER 30,
                                                      1997           1998           1998
                                                  -------------  -------------  -------------
                                                                                 (UNAUDITED)
Goodwill........................................  $  12,414,228  $  11,486,072  $  11,264,144
Other...........................................        160,671      2,045,978      2,604,425
                                                  -------------  -------------  -------------
    Total other assets..........................  $  12,574,899  $  13,532,050  $  13,868,569
                                                  -------------  -------------  -------------
                                                  -------------  -------------  -------------

                           PRAEGITZER INDUSTRIES, INC

                  YEARS ENDED JUNE 30, 1996, 1997 AND 1998 AND



           THREE MONTHS ENDED SEPTEMBER 30, 1997 AND 1998 (UNAUDITED)



7. OTHER ASSETS (CONTINUED)


    Other assets are presented net of related accumulated amortization of $2,296,946, $3,302,606 and $3,574,523, at June 30, 1997 and 1998 and September
30, 1998 (unaudited), respectively.

8. IMPAIRMENT OF GOODWILL

    During the year ended June 30, 1997 the Company recorded an impairment of $3,650,000 of certain goodwill associated with the CTI acquisition. The impairment was due to the inability of the CTI operation (now Redmond Division), which was purchased to serve as the Company's quick-turn operation, to move its product mix from 75% production 25% quick-turnaround. Further, it was anticipated that turning Redmond's operation into a quick-turnaround operation would be very costly in both time and cash flow. Recognizing the problem, the Company acquired Trend (now Fremont Division), an operation that is 80% to 90% quick-turnaround. The Company plans to utilize the Fremont Division for the majority of its quick-turnaround requirements. This resulted in an impairment of goodwill related to the CTI acquisition.

    In determining the amount of the impairment charge, the Company developed estimates of operating cash flows over the remaining business life cycle. Future cash flows, excluding interest charges, were discounted using an estimated 8% incremental borrowing rate.

9. LONG-TERM NOTES PAYABLE


                                                                                JUNE 30,
                                                                      ----------------------------  SEPTEMBER 30,
                                                                          1997           1998           1998
                                                                      -------------  -------------  -------------
                                                                                                     (UNAUDITED)
Line of credit of $40,000,000 payable to Key Bank, 8.5% at June 30,
  1998, collateralized by inventory and accounts receivable, expires
  March 31, 2000....................................................  $  12,447,658  $  37,511,017  $  40,000,000
Note payable to Heller Financial, Inc., 9.9375% at June 30, 1998 payable in monthly installments of $180,952 beginning February 1,
  1999 plus accrued interest at LIBOR plus 4.25% collaterialized by real property and equipment at the Huntsville, Alabama facility,
  $6.1 million due April 1, 2003....................................             --     15,200,000     15,200,000
Note payable to Heller Financial, Inc., 8.4375% at June 30, 1998 payable in monthly installments of $111,111 plus accrued interest at LIBOR plus 2.75%, collaterialized by real property and
  equipment at the Dallas, Oregon facility due November 1, 2004.....     10,000,000      8,666,667      8,333,333
Notes payable to Heller Financial, Inc., 7.8% to 7.9%, due in monthly installments of $94,697 including interest, collateralized by machinery and equipment due January 1, 2005 and April 1,
  2005..............................................................             --      5,864,824      5,695,081

                           PRAEGITZER INDUSTRIES, INC

                  YEARS ENDED JUNE 30, 1996, 1997 AND 1998 AND



           THREE MONTHS ENDED SEPTEMBER 30, 1997 AND 1998 (UNAUDITED)


9. LONG-TERM NOTES PAYABLE (CONTINUED)

                                                                                JUNE 30,
                                                                      ----------------------------  SEPTEMBER 30,
                                                                          1997           1998           1998
                                                                      -------------  -------------  -------------
                                                                                                     (UNAUDITED)
Note payable to Heller Financial, Inc., 8.2375% at June 30, 1998 payable in monthly installments of $55,555 plus accrued interest at LIBOR plus 2.55%, collateralized by real property and equipment
  at the White City, Oregon facility, due February 1, 2004..........      4,500,000      3,833,333      3,666,667
Note payable to Finova Capital Corporation, 9.93%, payable in 35 monthly installments plus accrued interest, through August 1,
  1999, $2.2 million due September 1, 1999..........................      3,995,278      3,251,862      3,037,140
Shareholder loan payable to Rubitasi Holding Company, 0%, at June
  30, 1998 payable in 36 monthly installments plus accrued interest at the Maybank rate, interest begins to accrue on November 12,
  1998 at which time the first payment is due.......................             --      1,763,224      1,842,105
Other notes payable, 0% to 10% at June 30, 1998.....................        305,779        977,004      1,250,243
                                                                      -------------  -------------  -------------
    Subtotal........................................................     31,248,715     77,067,931     79,024,569
Current portion.....................................................     (2,917,466)    (4,874,852)    (7,577,865)
                                                                      -------------  -------------  -------------
    Total long-term notes payable...................................  $  28,331,249  $  72,193,079  $  71,446,704
                                                                      -------------  -------------  -------------
                                                                      -------------  -------------  -------------

    To reduce the risk of fluctuations in interest rates the Company entered into an interest rate swap agreement with Key Bank during the year ended June 30, 1997. The swap has a notional amount of $5 million and effectively changes the Company's interest rate exposure on the Key Bank lease line from a variable rate to a 6.10% fixed rate. This agreement matures in 2003.

    The Company's loan agreements with Heller Financial, Inc. and Key Bank contain covenants pertaining to maintenance of tangible net worth and maintenance of certain financial ratios, including an asset to liabilities ratio of 1.1 to 1, an earnings before interest, taxes, depreciation, amortization ("EBITDA") plus rents to interest expense plus rents of 2.5 to 1, and an EBITDA to borrowed funds ratio of 3.5 to 1. At June 30, 1998 the Company was in violation of a covenant relating ot the ratio of EBITDA to borrowed funds. The Company obtained a waiver from the lender and was in compliance with all other covenants at June 30, 1995. At September 30, 1998 the Company was in compliance with all debt covenants.

                           PRAEGITZER INDUSTRIES, INC

                  YEARS ENDED JUNE 30, 1996, 1997 AND 1998 AND



           THREE MONTHS ENDED SEPTEMBER 30, 1997 AND 1998 (UNAUDITED)


9. LONG-TERM NOTES PAYABLE (CONTINUED)
    Maturities on the notes payable as of June 30, 1998 were as follows:


YEAR ENDING JUNE 30,
-------------------------------------------------------------------------------
1999...........................................................................  $   4,874,852
2000...........................................................................     45,454,708
2001...........................................................................      5,589,016
2002...........................................................................      5,254,857
2003...........................................................................     10,738,420
Thereafter.....................................................................      5,156,078
                                                                                 -------------
    Total......................................................................  $  77,067,931
                                                                                 -------------
                                                                                 -------------


10. COMMITMENTS AND CONTINGENCIES

    CAPITAL LEASES

    The Company has acquired certain equipment under capital lease obligations bearing interest rates ranging from 9.25% to 13.69% and monthly installments totaling $68,136 including interest at June 30, 1997 and interest rates ranging from 9.25% to 31.03% and monthly installments totaling $143,591 including interest at June 30, 1998 and September 30, 1998 (unaudited).

    OPERATING LEASES

    Praegitzer leases buildings and equipment under operating lease agreements that expire at various times through 2004.

    The following table is a schedule of future minimum principal payments under capital leases and future minimum rentals under operating lease agreements at June 30, 1998:


                                                                     CAPITAL       OPERATING
YEAR ENDING JUNE 30,                                                  LEASES        LEASES
-----------------------------------------------------------------  ------------  -------------
1999.............................................................  $  1,518,812  $   4,656,795
2000.............................................................     1,051,225      3,248,599
2001.............................................................       148,807      2,505,892
2002.............................................................        15,282      2,405,742
2003.............................................................         5,079      1,304,314
Thereafter.......................................................            --        450,765
                                                                   ------------  -------------
    Total........................................................  $  2,739,205  $  14,572,107
                                                                   ------------  -------------
                                                                   ------------  -------------


    Several of Praegitzer's operating leases contain renewal options. Rent expense relating to the building and equipment leases totaled $796,642, $3,834,948, and $5,781,332, for the years ended June 30, 1996, 1997, and 1998 respectively; and $1,552,606 and $1,772,410 for the three months ended September 30, 1997 and 1998 (unaudited), respectively.

                           PRAEGITZER INDUSTRIES, INC

                  YEARS ENDED JUNE 30, 1996, 1997 AND 1998 AND



           THREE MONTHS ENDED SEPTEMBER 30, 1997 AND 1998 (UNAUDITED)


10. COMMITMENTS AND CONTINGENCIES (CONTINUED)
    The Company is involved as a defendant in litigation in the ordinary course of business, the outcome of which can not be predicted with certainty. Management believes that any ultimate liability with respect to such litigation will not materially affect the financial position, results of operations or cash flows of the Company.

11. DISCONTINUED OPERATIONS

    On July 1, 1993, the Company adopted a formal plan to sell its assembly contract manufacturing division. On April 25, 1994, the sale of substantially all of the assets of the assembly division was completed. During 1996, the Company paid $612,000 in settlement of a prior contingency related to the assembly division. This amount was recorded as a loss from discontinued operations during the year ended June 30, 1996.

12. INCOME TAXES


    The following information reflects income taxes on the Company's earnings from April 4, 1996 the date of the closing of the Company's initial offering of common stock to the public, to June 30, 1996 and the years ended June 30, 1997 and 1998 and for the three months ended September 30, 1997 and 1998. The Company terminated its S corporation election on April 4, 1996 and is now taxed as a C corporation. The following information also includes unaudited pro forma information as if the Company's earnings from continuing operations had been subject to federal and state income taxes as a C corporation for all periods presented.



                                                                                 THREE MONTHS ENDED
                       PRO FORMA YEAR    PERIOD APRIL 4,  YEAR ENDED JUNE 30,      SEPTEMBER 30,
                            ENDED             1996-       --------------------  --------------------
                        JUNE 30, 1996     JUNE 30, 1996     1997       1998       1997       1998
                      -----------------  ---------------  ---------  ---------  ---------  ---------
                         (UNAUDITED)                                                (UNAUDITED)
Current:
Federal.............     $ 4,278,000       $   891,000    $1,126,752 $ 475,382  $ 435,444  $  35,000
State...............         742,000            52,000       68,732   (305,865)    11,140   (125,000)
                      -----------------  ---------------  ---------  ---------  ---------  ---------
                           5,020,000           943,000    1,195,484    169,517    446,584    (90,000)

Deferred:
Federal.............        (595,000)          466,000      425,676  1,976,712     30,660    340,000
State...............          47,000            36,000       48,649     68,709     16,510     80,000
                      -----------------  ---------------  ---------  ---------  ---------  ---------
                            (548,000)          502,000      474,325  2,045,421     47,170    420,000
                      -----------------  ---------------  ---------  ---------  ---------  ---------
                         $ 4,472,000       $ 1,445,000    $1,669,809 $2,214,938 $ 493,754  $ 330,000
                      -----------------  ---------------  ---------  ---------  ---------  ---------
                      -----------------  ---------------  ---------  ---------  ---------  ---------

                          PRAEGITZER INDUSTRIES, INC.

                  YEARS ENDED JUNE 30, 1996, 1997 AND 1998 AND

           THREE MONTHS ENDED SEPTEMBER 30, 1997 AND 1998 (UNAUDITED)

12. INCOME TAXES (CONTINUED)

    The income tax provision on earnings from continuing operations subsequent to the date of the Offering which are subject to income taxes and the pro forma tax provision on earnings from continuing operations subject to income taxes differs from the statutory federal income tax rate due to the following:


                                 PROFORMA     APRIL 4,                                 THREE MONTHS
                                YEAR ENDED      1996-      YEAR ENDED JUNE 30,     ENDED SEPTEMBER 30,
                                 JUNE 30,     JUNE 30,    ----------------------  ----------------------
                                   1996         1996         1997        1998       1997        1998
                                -----------  -----------  ----------  ----------  ---------  -----------
                                (UNAUDITED)                                            (UNAUDITED)
Federal income taxes at the
  statutory rate..............   $4,118,000   $1,402,000  $(2,320,744) $2,480,870 $ 560,249   $ 322,350
State income tax, net of
  federal benefit.............     323,000       67,000     (265,228)    364,834     64,028      36,840
Tax credits utilized..........    (171,000)     (23,000)    (626,778) (1,097,843)  (317,600)   (140,000)
Goodwill......................          --           --    4,856,150     360,296    174,720      87,750
Other.........................     202,000       (1,000)      26,409     106,781     12,357      23,060
                                -----------  -----------  ----------  ----------  ---------  -----------
                                 $4,472,000   $1,445,000  $1,669,809  $2,214,938  $ 493,754   $ 330,000
                                -----------  -----------  ----------  ----------  ---------  -----------
                                -----------  -----------  ----------  ----------  ---------  -----------


    Pro forma income taxes related to discontinued operations differs from the statutory rate primarily due to state income taxes, net of federal benefit.

    The significant items comprising the Company's net deferred tax liability are as follows:

                                                                JUNE 30,          SEPTEMBER
                                                         ----------------------      30,
                                                            1997        1998        1998
                                                         ----------  ----------  -----------
                                                                                 (UNAUDITED)
Reserves and other liabilities.........................  $  415,777  $  217,527   $ 213,257
Other..................................................     268,986     321,733     320,070
Property, plant, and equipment.........................  (2,362,657) (4,262,566) (4,676,633)
                                                         ----------  ----------  -----------
                                                         $(1,677,894) $(3,723,306) ($4,143,306)
                                                         ----------  ----------  -----------
                                                         ----------  ----------  -----------

    Net deferred tax assets and liabilities are included in the following balance sheet accounts at June 30, 1997 and 1998 and September 30, 1998:

                                                                JUNE 30,          SEPTEMBER
                                                         ----------------------      30,
                                                            1997        1998        1998
                                                         ----------  ----------  -----------
                                                                                 (UNAUDITED)
Current deferred asset.................................  $  628,532  $  474,175   $ 559,175
Deferred tax liability.................................  (2,306,426) (4,197,481) (4,702,481)
                                                         ----------  ----------  -----------
Net deferred tax liability.............................  $(1,677,894) $(3,723,306) ($4,143,306)
                                                         ----------  ----------  -----------
                                                         ----------  ----------  -----------

                          PRAEGITZER INDUSTRIES, INC.

                  YEARS ENDED JUNE 30, 1996, 1997 AND 1998 AND

           THREE MONTHS ENDED SEPTEMBER 30, 1997 AND 1998 (UNAUDITED)

13. MAJOR CUSTOMERS

    During the three-month period ended September 30, 1997 and 1998 (unaudited) and for the year ended June 30, 1998 the Company had no customers that represented more than 10% of total revenue. For the year ended June 30, 1997 the Company recognized 12% of total revenue from one customer. For the year ended June 30, 1996 the Company recognized 23% of total revenue from two customers.

14. EMPLOYEE BENEFIT PLAN


    The Company has a 401(k) plan that covers all employees and permits discretionary contributions by the participants. The Company has contributed $251,188, $132,588 and $318,938, to the plan for the years ended June 30, 1996,
1997 and 1998. During the three-month periods ended September 30, 1997 and 1998 (unaudited) the Company made no contributions to the plan.


15. STOCK INCENTIVE PLAN AND STOCK WARRANTS

    Under the Company's Stock Incentive Plan, the Board of Directors may grant incentive and non-qualified options, stock bonuses, restricted stock, stock appreciation rights, and cash bonus rights to employees and directors to purchase up to 1,500,000 shares of common stock. The Stock Incentive Plan shall continue in effect until all shares available for issuance have been issued. However, the Board of Directors can suspend or terminate the Stock Incentive Plan at any time except with respect to options and shares subject to restrictions then outstanding under the Stock Incentive Plan. Under the Stock Incentive Plan, the option price is equal to fair market value at the grant date. Options currently expire no later than ten years from the grant date and generally vest after four years.

                          PRAEGITZER INDUSTRIES, INC.

                  YEARS ENDED JUNE 30, 1996, 1997 AND 1998 AND

           THREE MONTHS ENDED SEPTEMBER 30, 1997 AND 1998 (UNAUDITED)

15. STOCK INCENTIVE PLAN AND STOCK WARRANTS (CONTINUED)
    The following table summarizes the stock option activity under the Company's option plan:


                                                                                                          WEIGHTED
                                                                                                           AVERAGE
                                                                                               NUMBER     EXERCISE
                                                                                             OF SHARES      PRICE
                                                                                             ----------  -----------
Options outstanding at June 30, 1995.......................................................          --
Granted....................................................................................     667,000   $    9.56
                                                                                             ----------
Options outstanding at June 30, 1996.......................................................     667,000        9.56
Granted....................................................................................     499,563        9.84
Canceled...................................................................................     (68,800)       9.51
Exercised..................................................................................     (12,000)       9.50
                                                                                             ----------
Options outstanding at June 30, 1997.......................................................   1,085,763   $    9.80
Granted....................................................................................     383,457       10.75
Canceled...................................................................................    (222,318)       9.95
Exercised..................................................................................     (17,382)       9.57
                                                                                             ----------
Options outstanding at June 30, 1998.......................................................   1,229,520   $   10.03
                                                                                             ----------
                                                                                             ----------
Granted (unaudited)........................................................................     177,000        7.28
Canceled (unaudited).......................................................................          --          --
Exercised (unaudited)......................................................................          --          --
                                                                                             ----------
Options outstanding at September 30, 1998 (unaudited)......................................   1,406,520   $    9.68
                                                                                             ----------
                                                                                             ----------
Options exercisable at:
June 30, 1996..............................................................................          --          --
June 30, 1997..............................................................................     130,357   $    9.69
June 30, 1998..............................................................................     310,744   $    9.65
September 30, 1998 (unaudited).............................................................     408,143   $    9.83


    The range of exercise prices for options outstanding at June 30, 1997 and 1998 was $8.375-$13.50. The range of exercise prices for options outstanding at September 30, 1998 (unaudited) was $5.813-$13.50. Options available for grant at September 30, 1998 (unaudited) totaled 64,098.


    The Company has elected to account for its stock based compensation under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees;" however, as required by SFAS No. 123, "Accounting for Stock-Based Compensation," the Company has computed for pro forma disclosure purposes the value of options granted during the years ended June 30, 1996, 1997 and 1998 and during the three months ended September 30, 1997 and 1998 (unaudited) using the Black-Scholes option pricing model. The weighted average assumptions used for stock option grants during the years ended June 30, 1996, 1997 and 1998 and during the three months ended September 30, 1997 and 1998 (unaudited) were a risk free interest rate of 6.19%, 6.44%, 5.48%, 6.44% and 5.48%, respectively, no

                          PRAEGITZER INDUSTRIES, INC.

                  YEARS ENDED JUNE 30, 1996, 1997 AND 1998 AND

           THREE MONTHS ENDED SEPTEMBER 30, 1997 AND 1998 (UNAUDITED)

15. STOCK INCENTIVE PLAN AND STOCK WARRANTS (CONTINUED)

expected dividend yield, an expected life of 6.5 years, 6 years, 4.8 years, 6 years and 4.8 years, respectively, and an expected volatility of 52%, 44%, 55%, 44% and 55%, respectively. The weighted average estimated fair value of employee stock options granted during the years ended June 30, 1996, 1997 and 1998 and during the three months ended September 30, 1997 and 1998 (unaudited) was $5.67, $5.13, $5.49, $5.43 and $5.34 per share, respectively.

    If the Company had accounted for the plan in accordance with SFAS No. 123, the Company's net income and pro forma net income per share would have been reported as follows:

                                                                         THREE MONTHS ENDED
                                           YEAR ENDED JUNE 30,             SEPTEMBER 30,
                                     --------------------------------  ----------------------
                                       1996        1997       1998       1997        1998
                                     ---------  ----------  ---------  ---------  -----------
                                                                            (UNAUDITED)
Net income (loss) as reported, 1996
  pro forma........................  $6,916,137 $(8,300,507) $5,081,749 $1,106,955  $ 593,426
Pro forma net income (loss)........  $6,512,685 $(8,992,908) $4,386,882 $ 952,767  $ 388,566
Pro forma diluted net income (loss)
  per share........................  $    0.71  $    (0.74) $    0.34  $    0.07   $    0.03

    The effects of applying SFAS No. 123 for providing pro forma disclosures for the years ended June 30, 1996, 1997 and 1998 and the three months ended September 30, 1997 and 1998 are not likely to be representative of the effects on reported net income and earnings per share for future years since options vest over several years and additional awards are made each year.


    The Company has an Employee Stock Purchase Plan ("ESPP"). Under the ESPP employees may purchase shares of the Company's common stock at 85% of fair market value at specific, predetermined dates. There are 200,000 shares authorized to be issued under the ESPP.


    In connection of the acquisition of CTI (see Note 4), Praegitzer issued stock warrants to purchase 46,333 shares of common stock to the former shareholders of CTI. The warrants can be exercised at $12 per share and expire in 2006. At September 30, 1998, no shares had been purchased under the stock warrants.

16. FAIR VALUE OF FINANCIAL INSTRUMENTS


    The fair value of long-term debt has been estimated by discounting projected future cash flows, using current rate at which similar loans would be made to borrowers with similar credit ratings and for the same maturities. Current maturities of long-term debt were included and capital lease obligations were excluded. The fair value of the Company's long-term debt is estimated to be $31,944,045, or 102.2% of the carrying value of $31,248,714 at June 30, 1997,
$77,182,424, or 100.1% of the carrying value of $77,067,931 at June 30, 1998 and
$79,109,957, or 100.1% of the carrying value of $79,024,569 at September 30, 1998 (unaudited). The fair value of the Key Bank interest rate swap is estimated to be the settlement amount. The Company could settle the swap at a loss of $24,000, $23,000, and $31,000 at June 30, 1997 and 1998 and September 30, 1998
(unaudited), respectively.

                          PRAEGITZER INDUSTRIES, INC.

                  YEARS ENDED JUNE 30, 1996, 1997 AND 1998 AND

           THREE MONTHS ENDED SEPTEMBER 30, 1997 AND 1998 (UNAUDITED)


17. QUARTERLY FINANCIAL DATA (UNAUDITED)


    In the opinion of management, this unaudited quarter financial summary includes all adjustments, which are of a normal and recurring nature, necessary to present fairly the financial position, the results of operations, and the cash flows of the Company for the periods represented, with the exception of the one-time charges reported in the quarter ended September 30, 1996, see further discussion in Notes 4 and 8 (in thousands, except per share amounts):

                                                               SEPTEMBER 30,  DECEMBER 31,   MARCH 31,   JUNE 30,
                                                                   1997           1997         1998        1998
                                                               -------------  ------------  -----------  ---------
Net sales....................................................    $  42,595     $   46,032    $  44,713   $  49,433
Gross profit.................................................        8,032         10,034        8,773       7,447
Income from operations.......................................        2,229          4,019        3,379       1,203
Income (loss) before taxes...................................        1,601          3,379        2,545        (228)
Net income...................................................        1,107          2,269        1,732         (26)
Net income per share, basic and diluted......................         0.09           0.18         0.14        0.00

                                                               SEPTEMBER 30,  DECEMBER 31,   MARCH 31,   JUNE 30,
                                                                   1996           1996         1997        1997
                                                               -------------  ------------  -----------  ---------
Net sales....................................................   $    29,449    $   34,791    $  38,303   $  45,404
Gross profit.................................................         5,086         6,965        5,208       8,675
Income (loss) from operations................................        (9,846)        2,172          (50)      2,820
Income (loss) before taxes...................................       (10,088)        1,900         (801)      2,358
Net income (loss)............................................       (10,673)        1,185         (546)      1,733
Net income (loss) per share, basic and diluted...............         (0.93)         0.10        (0.04)       0.14

                          INDEPENDENT AUDITORS' REPORT

Board of Directors
Praegitzer Asia Sdn. Bhd.
Kawasan Perindustarian Chang
Fusa III, Mukum Chang
Daerah Melaka Tengah
72250 Melaka
Malaysia


    We have audited the accompanying balance sheet of Praegitzer Asia Sdn. Bhd. as of June 30, 1998, and the related statements of operations, shareholders' deficit, and cash flows for the year ended June 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.


    We conducted our audit in accordance with auditing standards generally accepted in Malaysia and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the financial statements present fairly, in all material respects, the financial position of Praegitzer Asia Sdn. Bhd. as of June 30, 1998, and the results of its operations and its cash flows for the year ended June 30, 1998 in conformity with accounting principles generally accepted in the United States of America.

                                          DELOITTE TOUCHE TOHMATSU

Kuala Lumpur, Malaysia
September 17, 1998

                           PRAEGITZER ASIA SDN. BHD.
                           (INCORPORATED IN MALAYSIA)

                                 BALANCE SHEET

                                 JUNE 30, 1998

                                           ASSETS

CURRENT ASSETS:
  Cash and cash equivalents....................................................  $    95,501
  Restricted cash (Note 1).....................................................       36,040
  Accounts receivable (Note 2).................................................      901,829
  Inventories (Note 3).........................................................      634,700
  Prepaid expenses.............................................................       29,245
                                                                                 -----------
      Total current assets.....................................................    1,697,315

PROPERTY, PLANT, AND EQUIPMENT, Net (Note 4)...................................    4,705,570

LONG-TERM INVESTMENTS..........................................................        9,815
                                                                                 -----------
TOTAL..........................................................................  $ 6,412,700
                                                                                 -----------
                                                                                 -----------
                            LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts payable:
    Trade......................................................................  $   974,068
    Others.....................................................................    1,324,590
  Due to holding company (Note 5)..............................................      579,746
  Accrued and other liabilities................................................      119,340
  Current portion of long-term obligation (Note 6).............................      999,016
                                                                                 -----------
      Total current liabilities................................................    3,996,760
                                                                                 -----------
LONG-TERM OBLIGATIONS, Net of current portion (Note 6).........................    2,491,405
                                                                                 -----------
SHAREHOLDERS' DEFICIT:
  Common stock--50,000,000 shares authorized and 42,740,000 shares issued......   16,963,684
  Additional paid-in capital...................................................    1,432,000
  Accumulated deficit..........................................................  (17,658,775)
  Cumulative foreign currency translation adjustments..........................     (812,374)
                                                                                 -----------
      Total shareholders' deficit..............................................      (75,465)
                                                                                 -----------
TOTAL..........................................................................  $ 6,412,700
                                                                                 -----------
                                                                                 -----------

                       See notes to financial statements.

                           PRAEGITZER ASIA SDN. BHD.
                           (INCORPORATED IN MALAYSIA)

                            STATEMENT OF OPERATIONS

                            YEAR ENDED JUNE 30, 1998

NET SALES.......................................................................  $3,219,300
COST OF GOODS SOLD..............................................................   4,624,439
                                                                                  ----------
      Gross loss................................................................  (1,405,139)
SELLING, GENERAL, AND ADMINISTRATIVE EXPENSE....................................   1,004,849
                                                                                  ----------
OPERATING LOSS..................................................................  (2,409,988)
                                                                                  ----------
OTHER EXPENSE:
  Interest expense..............................................................     223,806
  Other expense.................................................................      45,887
                                                                                  ----------
      Total other expense.......................................................     269,693
                                                                                  ----------
NET LOSS........................................................................  $(2,679,681)
                                                                                  ----------
                                                                                  ----------

                       See notes to financial statements.

                           PRAEGITZER ASIA SDN. BHD.
                           (INCORPORATED IN MALAYSIA)


                       STATEMENT OF SHAREHOLDERS' DEFICIT


                            YEAR ENDED JUNE 30, 1998

                                                                                      CUMULATIVE
                                                                                        FOREIGN
                                                         ADDITIONAL      RETAINED      CURRENCY
                                            COMMON        PAID-IN        EARNINGS     TRANSLATION
                                             STOCK        CAPITAL       (DEFICIT)     ADJUSTMENTS      TOTAL
                                         -------------  ------------  --------------  -----------  -------------
Balance at beginning of year...........  $  16,963,684  $         --  $  (14,979,094)  $      --   $   1,984,590
Capital contribution from
  shareholder..........................             --     1,432,000              --          --       1,432,000
Foreign currency translation
  adjustments..........................             --            --              --    (812,374)       (812,374)
Net loss...............................             --            --      (2,679,681)         --      (2,679,681)
                                         -------------  ------------  --------------  -----------  -------------
Balance at end of year.................  $  16,963,684  $  1,432,000  $  (17,658,775)  $(812,374)  $     (75,465)
                                         -------------  ------------  --------------  -----------  -------------
                                         -------------  ------------  --------------  -----------  -------------

                       See notes to financial statements.

                           PRAEGITZER ASIA SDN. BHD.
                           (INCORPORATED IN MALAYSIA)

                            STATEMENT OF CASH FLOWS

                            YEAR ENDED JUNE 30, 1998

CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss......................................................................  $(2,679,681)
  Adjustments to reconcile net loss to net cash used in operating activities:
    Depreciation................................................................     554,024
    Effect of foreign exchange rate fluctuation on net loss.....................     (58,724)
    Changes in operating assets and liabilities:
      Accounts receivable.......................................................    (477,627)
      Inventories...............................................................    (403,164)
      Prepaid expenses..........................................................     (13,298)
      Accounts payable..........................................................   2,176,332
      Accrued and other liabilities.............................................      34,077
                                                                                  ----------
        Net cash used in operating activities...................................    (868,061)
                                                                                  ----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property, plant, and equipment....................................  (1,208,521)
  Placement of deposit with a licensed bank.....................................     (36,040)
                                                                                  ----------
        Net cash used in investing activities...................................  (1,224,561)
                                                                                  ----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Borrowings under long-term obligations........................................   2,548,072
  Payments of long-term obligations.............................................    (679,820)
  Proceeds from additional paid-in capital......................................     282,875
                                                                                  ----------
        Net cash provided by financing activities...............................   2,151,127
                                                                                  ----------
EFFECT OF FOREIGN EXCHANGE RATE CHANGES.........................................     (37,156)
                                                                                  ----------
INCREASE IN CASH AND CASH EQUIVALENTS...........................................       1,349
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR..................................      94,152
                                                                                  ----------
CASH AND CASH EQUIVALENTS AT END OF YEAR........................................  $   95,501
                                                                                  ----------
                                                                                  ----------

                       See notes to financial statements.

                           PRAEGITZER ASIA SDN. BHD.
                           (INCORPORATED IN MALAYSIA)

                         NOTES TO FINANCIAL STATEMENTS

                            YEAR ENDED JUNE 30, 1998

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    NATURE OF BUSINESS--Praegitzer Asia Sdn. Bhd. (the "Company") is incorporated in Malaysia and is principally involved in manufacturing and selling of printed circuit boards.

    USE OF ESTIMATES--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in its financial statements and accompanying notes. The Company's financial statements include amounts that are based on management's best estimates and judgments. Actual results could differ from those estimates.

    Cash and Cash Equivalents include highly liquid investments, which are readily convertible into cash and have original maturities of three months or less.

    RESTRICTED CASH--As of June 30, 1998, a deposit placed with a local licensed bank amounting to $36,040 was pledged as collateral on an outstanding bank guarantee with a third party. This amount is classified as restricted cash on the balance sheet.

    Inventories are stated at the lower of cost and net realizable value. Cost is determined on the weighted average method.

    PROPERTY, PLANT, AND EQUIPMENT--Property, plant, and equipment are stated at cost less accumulated depreciation. Depreciation, except for construction-in-progress and plant and machinery under installation which are not depreciated, is computed on the straight-line method based on the following estimated useful lives:

                                                                2 1/2 to 10
Plant and machinery..........................................      years
Furniture, fittings, and equipment...........................  3 to 10 years
Computers....................................................     5 years
Motor vehicles...............................................     5 years

    REVENUE RECOGNITION--Revenue is recognized upon shipment of products.

    INCOME TAXES--The Company accounts for income taxes using the liability method under which deferred tax assets and liabilities are recognized for the future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities using enacted rates. Future tax benefits are recognized to the extent that realization of such benefits can be reasonably anticipated.

    FOREIGN CURRENCY TRANSLATION--The local currency, Malaysian Ringgit, has been primarily used as the functional currency. Gains and losses resulting from transactions in other than the functional currency are reflected in net income. Assets and liabilities of the Company are translated into U.S. Dollars at the closing rate while revenue and expenses are translated at average rates prevailing during the year. Translation adjsutments are reported as a component of shareholders' equity.

                           PRAEGITZER ASIA SDN. BHD.
                           (INCORPORATED IN MALAYSIA)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                            YEAR ENDED JUNE 30, 1998

2. ACCOUNTS RECEIVABLE

Accounts receivable consist of:
  Trade (net of allowance for doubtful accounts of $35,320).......  $ 675,489
  Other...........................................................    226,340
                                                                    ---------
    Total accounts receivable.....................................  $ 901,829
                                                                    ---------
                                                                    ---------

3. INVENTORIES

Inventories consist of:
  Raw materials...................................................  $ 364,171
  Work-in-process.................................................    248,566
  Finished goods..................................................     21,963
                                                                    ---------
    Total inventories.............................................  $ 634,700
                                                                    ---------
                                                                    ---------

4. PROPERTY, PLANT, AND EQUIPMENT

    Plant, equipment, and motor vehicles consist of the following:


Plant and machinery.............................................  $5,522,852
Plant and machinery under installation..........................   1,755,697
Furniture, fitting, and equipment...............................     208,189
Computers.......................................................     131,557
Motor vehicles..................................................      99,323
Construction in progress........................................     288,456
                                                                  ----------
                                                                   8,006,074
Accumulated depreciation........................................  (3,300,504)
                                                                  ----------
    Total property, plant, and equipment, net...................  $4,705,570
                                                                  ----------
                                                                  ----------
Property, plant, and equipment above include the following
  amounts for capitalized leases:
  Plant and machinery...........................................  $3,842,158
  Motor vehicles................................................      84,907
                                                                  ----------
                                                                   3,927,065
Accumulated depreciation........................................  (2,663,800)
                                                                  ----------
    Total.......................................................  $1,263,265
                                                                  ----------
                                                                  ----------


5. DUE TO HOLDING COMPANY

    Effective April 13, 1998, the holding company, Praegitzer Industries, Inc., a company incorporated in the United States of America, entered into an agreement to acquire 51% equity interest in the Company from Ributasi Holdings Sdn. Bhd., a company incorporated in Malaysia. In exchange for the shares, the holding company agreed to contribute third-party software license rights, machinery and equipment, and

                           PRAEGITZER ASIA SDN. BHD.
                           (INCORPORATED IN MALAYSIA)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                            YEAR ENDED JUNE 30, 1998

5. DUE TO HOLDING COMPANY (CONTINUED)
cash with a total value of up to 5.2 million Malaysian Ringgit ($1,432,000) based on the currency exchange rate on April 27, 1998. As of June 30, 1998, the equity had not been transferred to Praegitzer Industries, Inc.'s name.

    The amount due to the holding company of $579,746 arose mainly from interest-free advances with no fixed terms of repayment and expenses paid on behalf of the Company. In addition, the selling shareholders agreed to provide additional funding in the form of a line of credit of up to 5 million Malaysian Ringgit of which 2,262,800 Malaysian Ringgit ($569,975) had been borrowed and included in long-term debt as of June 30, 1998.

6. LONG-TERM OBLIGATIONS

    Long-term obligations consist of the following:


Hire purchase installments payable in monthly installments of
  $55,811 plus interest at an average rate of 5.87% per annum, collateralized by plant and equipment.........................  $ 896,581
Hire purchase installments payable in monthly installments of
  $880 plus interest at an average rate of 7.73% per annum,
  collateralized by motor vehicles..............................     45,768
Shareholder loan payable to Ributasi Holding Company, 0% at June
  30, 1998, payable in 36 monthly installments plus accrued
  interest at the Maybank rate, interest begins to accrue on
  November 12, 1998 at which time the first payment is due......  2,225,565
Loan payable to Lion Plastic Industries, an affiliated company,
  no fixed payment terms........................................    322,507
                                                                  ---------
                                                                  3,490,421
Less current portion............................................    999,016
                                                                  ---------
Total long-term obligations.....................................  $2,491,405
                                                                  ---------
                                                                  ---------


    The long-term obligations are repayable over the following periods:

YEAR ENDING JUNE 30,
--------------------------------------------------------------------------------
1999............................................................................  $    999,016
2000............................................................................       840,859
2001............................................................................       583,198
2002............................................................................       197,438
2003............................................................................         3,522
Thereafter......................................................................       866,388
                                                                                  ------------
                                                                                  $  3,490,421
                                                                                  ------------
                                                                                  ------------

                           PRAEGITZER ASIA SDN. BHD.
                           (INCORPORATED IN MALAYSIA)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                            YEAR ENDED JUNE 30, 1998

7. INCOME TAXES

    There is no current or deferred tax expense for the year ended June 30, 1998 as the Company is in a loss position. The carryforward tax loss and unutilized capital allowance as of June 30, 1998 amounted to $8,695,810 and $3,242,026, respectively, and have an indefinite carryforward period.

    The income tax effect of temporary differences comprising the deferred tax assets and deferred tax liabilities is a result of the following:

Deferred tax assets:
  Tax loss carryforwards........................................  $2,434,827
  Tax capital allowances carryforwards..........................     686,157
  Other.........................................................      42,905
                                                                  ----------
                                                                   3,163,889
Less: Valuation allowance.......................................  (3,163,889)
                                                                  ----------
                                                                  $       --
                                                                  ----------
                                                                  ----------

8. RELATED PARTY TRANSACTIONS

    The Company has transactions in the normal course of business with companies affiliated with certain of its directors. Sales to and rental of premises payable to these affiliated companies for the year ended June 30, 1998 amounted to $168,451 and $213,718, respectively. As of June 30, 1998, accounts receivable and accounts payable include amounts owed by or to these affiliated companies amounting to $45,352 and $436,067, respectively.

9. COMMITMENTS

    As of June 30, 1998, the Company has the following capital commitments for plant and machinery:

Approved and contracted for............................  $ 1,268,617
Approved but not contracted for........................    1,585,582
                                                         -----------
    Total..............................................  $ 2,854,199
                                                         -----------
                                                         -----------

                          PRAEGITZER INDUSTRIES, INC.

                       PRO FORMA STATEMENT OF OPERATIONS

                            YEAR ENDED JUNE 30, 1998


                                  (UNAUDITED)


                                                    PRAEGITZER                                    PRO FORMA
                                                    INDUSTRIES,   LIKOM PCB       PRO FORMA       JUNE 30,
                                                       INC.        SDN BHD       ADJUSTMENTS        1998
                                                    -----------   ---------      -----------      ---------
Revenue...........................................   $  182,773    $ 3,219        $   (859)(2)    $ 185,133
Cost of goods sold................................      148,487      4,624            (536)(2)      152,575
                                                    -----------   ---------      -----------      ---------
  Gross profit (loss).............................       34,286     (1,405)           (323)          32,558
Selling, general and administrative expense.......       23,456      1,005            (278)(2)       24,183
                                                    -----------   ---------      -----------      ---------
EARNINGS (LOSS) FROM OPERATIONS...................       10,830     (2,410)            (45)           8,375
Interest expense..................................        3,757        224             (53)(2)        3,928
Other income (expense)............................          224       (161)             29(2)            92
Minority interest loss............................           --         --           1,370(1)
                                                                                       (10)(2)        1,360
                                                    -----------   ---------      -----------      ---------
INCOME (LOSS) BEFORE INCOME TAXES.................        7,297     (2,795)          1,397            5,899
PRO FORMA PROVISION (BENEFIT) FOR INCOME TAXES....        2,215         --              --            2,215
                                                    -----------   ---------      -----------      ---------
PRO FORMA INCOME (LOSS)...........................   $    5,082    $(2,795)       $  1,397        $   3,684
                                                    -----------   ---------      -----------      ---------
                                                    -----------   ---------      -----------      ---------
Pro forma loss per share--basic and diluted.......   $     0.40                                   $    0.29
                                                    -----------                                   ---------
                                                    -----------                                   ---------
Pro forma weighted average shares outstanding.....       12,846                                      12,846
                                                    -----------                                   ---------
                                                    -----------                                   ---------

                          PRAEGITZER INDUSTRIES, INC.


        NOTES TO PRO FORMA COMBINED STATEMENTS OF OPERATIONS (UNAUDITED)


    Effective April 13, 1998, Praegitzer Industries, Inc. ("Praegitzer") acquired 51% of the outstanding capital stock of Likom PCB Sdn Bhd ("Likom"), a printed circuit board manufacturer located in Malaysia. The acquisition of Likom has been accounted for using the purchase method of accounting. The purchase price is up to $5.2 million Malaysian Ringgit ($1,432,000) based on the currency exchange rate on April 27, 1998, which will consist of the transfer and contribution to Likom over an eighteen-month period ending in October 1999 of third-party software license rights, machinery and equipment currently owned by Praegitzer. At its option Praegitzer may contribute cash in lieu of this property. The unaudited pro forma combined financial statements reflect an adjustment for the recognition of the minority interest. No purchase price adjustments have been recognized as the historical cost of the assets and liabilities approximates the fair value; accordingly, no goodwill has been recognized. The pro forma balance sheet has not at June 30, 1998 been included as the amounts are included within the consolidated balance sheet included elsewhere. The pro forma statement of operations was prepared as if the transaction had occurred on July 1, 1997.

    In the opinion of management of Praegitzer, all adjustments necessary to present fairly such pro forma financial statements have been made. These unaudited pro forma financial statements are not necessarily indicative of what actual results would have been had the transaction occurred at the beginning of the respective period nor do they purport to indicate the results of future operations of Praegitzer.

------------------------

(1) The recognition of the minority interest in the loss from operations during the respective period.


(2) Elimination of the account balances which have been included in Praegitzer's consolidated statement of operations from the acquisition date through June 30, 1998.

                          PRAEGITZER INDUSTRIES, INC.
                            MANUFACTURING FACILITIES


[Photograph of         HUNTSVILLE DIVISION    [Photograph of         REDMOND DIVISION
production facility]   Huntsville, Alabama    manufacturing          Redmond, Washington
                       98,000 sq. ft.         facility]              48,000 sq. ft.
                       130+ employees                                260+ employees
                       PROTOTYPE AND                                 PROTOTYPE AND
                       PRE-PRODUCTION                                PRE-PRODUCTION

FREMONT DIVISION       [Photograph of         [Photograph of         DALLAS DIVISION
Fremont, California    production             manufacturing          Dallas, Oregon
30,000 sq. ft.         facility]              facility]              130,000 sq. ft.
290+ employees                                                       700+ employees
QUICK-                                                               VOLUME
TURNAROUND

[Photograph of         MALAYSIA DIVISION      WHITE CITY DIVISION    [Photograph of
production             Melaka, Malaysia       White City, Oregon     production facility]
facility]              120,000 sq. ft.        105,000 sq. ft.
                       160+ employees         350+ employees
                       VOLUME                 VOLUME

                                DESIGN DIVISIONS


PORTLAND, OREGON - SAN JOSE,
CALIFORNIA - LOS ANGELES, CALIFORNIA - SAN DIEGO, CALIFORNIA - DENVER, COLORADO
- ORLANDO, FLORIDA - NASHUA, NEW HAMPSHIRE - PHILADELPHIA, PENNSYLVANIA - DALLAS, TEXAS - AUSTIN, TEXAS - SEATTLE, WASHINGTON - TEL AVIV, ISRAEL


                       [Praegitzer Industries, Inc. Logo]

                          Praegitzer Industries, Inc.

                       The Fine Line in Printed Circuits

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


    NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN, OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY, ANY SECURITY OTHER THAN THE SECURITIES OFFERED BY THIS PROSPECTUS, OR AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING THE OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION IN THIS PROSPECTUS IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.


                            ------------------------

                               TABLE OF CONTENTS


                                                                            PAGE
                                                                            ----
Available Information.....................................................    3
Prospectus Summary........................................................    5
Risk Factors..............................................................   11
Use of Proceeds...........................................................   18
Dividend Policy...........................................................   18
Market Price of Common Stock..............................................   19
Capitalization............................................................   20
Selected Consolidated Financial Data and Other Information................   21
Management's Discussion and Analysis of Financial Condition and Results of
  Operations..............................................................   23
Business..................................................................   30
Management................................................................   39
Certain Transactions......................................................   43
Principal Shareholders....................................................   45
Description of Notes......................................................   46
Description of Capital Stock..............................................   61
Certain United States Federal Income Tax Consequences.....................   62
Underwriting..............................................................   64
Legal Matters.............................................................   65
Experts...................................................................   65
Index to Financial Statements.............................................   66


                                  $15,000,000

                          PRAEGITZER INDUSTRIES, INC.

                         % CONVERTIBLE SUBORDINATED NOTES
                             DUE DECEMBER   , 2008

                                       OF

                       [PRAEGITZER INDUSTRIES, INC. LOGO]

                             ---------------------

                                   PROSPECTUS

                             ---------------------

                                  ADVEST, INC.
                             BLACK & COMPANY, INC.

                                          , 1998

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    Set forth below is an estimate of the approximate amount of fees and other expenses (other than underwriting commissions) payable by the Company in connection with the issuance and distribution of the Notes pursuant to the Prospectus contained in this Registration Statement. The Company will pay all of these expenses.

SEC registration fee..............................................  $   4,796
NASD fee..........................................................      2,000
Nasdaq listing fees...............................................     22,500
Legal fees and expenses...........................................    275,000
Accounting fees and expenses......................................    100,000
Printing and engraving expenses...................................     30,000
Miscellaneous expenses............................................     65,704
                                                                    ---------
    Total.........................................................  $ 500,000
                                                                    ---------
                                                                    ---------

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Article IV of the Company's Second Amended and Restated Articles of Incorporation, as amended (the "Articles"), requires indemnification of current or former directors of the Company to the fullest extent not prohibited by the Oregon Business Corporation Act (the "Act"). The Act permits or requires indemnification of directors and officers in certain circumstances. The effects of the Articles and the Act (the "Indemnification Provisions") are summarized as follows:

    (a) The Indemnification Provisions grant a right of indemnification in respect of any proceeding (other than an action by or in the right of the Company), if the person concerned acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the Company, was not adjudged liable on the basis of receipt of an improper personal benefit and, with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful. The termination of a proceeding by judgment, order, settlement, conviction or plea of nolo contendere, or its equivalent, is not, of itself, determinative that the person did not meet the required standards of conduct.

    (b) The Indemnification Provisions grant a right of indemnification in respect of any proceeding by or in the right of the Company against the expenses (including attorney fees) actually and reasonably incurred if the person concerned acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the Company, except that no right of indemnification will be granted if the person is adjudged to be liable to the Company.

    (c) Every person who has been wholly successful, on the merits or otherwise, in the defense of any proceeding to which the person was a party because of the person's status as a director or officer of a controversy described in (a) or
(b) above is entitled to indemnification as a matter of right.

    (d) Because the limits of permissible indemnification under Oregon law are not clearly defined, the Indemnification Provisions may provide indemnification broader than that described in (a) and (b).

    (e) The Company may advance to a director or officer the expenses incurred in defending any proceeding in advance of its final disposition if the director or officer affirms in writing in good faith that he or she has met the standard of conduct to be entitled to indemnification as described in (a) or (b) above and undertakes to repay any amount advanced if it is determined that the person did not meet the required standard of conduct.

    The Company may obtain insurance for the protection of its directors and officers against any liability asserted against them in their official capacities. The rights of indemnification described above are not exclusive of any other rights of indemnification to which the persons indemnified may be entitled under any bylaw, agreement, vote of shareholders or directors or otherwise.

    The Company has agreed to indemnify the Underwriters and the Underwriters have agreed to indemnify the Company for certain liabilities, including liabilities under the Securities Act of 1933, as amended. Reference is made to the Underwriting Agreement filed as Exhibit 1.1 herewith.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.


    Within the last three years, the Company has issued securities without registration under the Securities Act in the transactions and in reliance on the exemptions from registration described below:



    (a) In connection with the merger of Circuit Technology, Inc. ("CTI") into the Company in November 1995, the Company issued 350,000 shares of Common Stock and warrants to purchase up to 23,166.5 shares of Common Stock at $12 per share to each of Robert G. Baldridge and Charles N. Hall in exchange for their interests in CTI. The issuance of these shares was exempt from registration under Section 4(2) of the Securities Act.



    (b) In connection with the merger of Praegitzer Design, Inc. ("PDI") into the Company in November 1995, the Company issued 73,500 shares of Common Stock to Robert L. Praegitzer, Chief Executive Officer, Chairman of the Board and principal shareholder of the Company, and 10,500 shares of Common Stock to Thomas Witten in exchange for their shares of PDI. The issuance of these shares was exempt from registration under Section 4(2) of the Securities Act.



    (c) In connection with the acquisition by the Company of real property owned by Robert L. Praegitzer, the Company agreed in December 1995 to issue approximately 1,086,022 shares of Common Stock to Mr. Praegitzer in exchange for the property. The sale of these shares was exempt from registration under
Section 4(2) of the Securities Act.



    (d) As of August 26, 1996 the Company issued 1,000,000 shares of Common Stock in a private placement exempt from registration under Rule 506 of the Securities Act to the shareholders of Trend Circuits ("Trend") as partial consideration for the merger of Trend with and into the Company. As of December 31, 1996, the Company issued 10,000 shares of Common Stock in a private placement exempt from registration under Rule 505 of the Securities Act to the shareholders of TravTech, Inc. as consideration for the merger of TravTech, Inc. with and into the Company. As of February 25, 1997, the Company issued 90,000 shares of Common Stock in a private placement exempt from registration under Rule 505 of the Securities Act to shareholders of Off-Site Solutions, Inc. as consideration for the merger of Off-Site Solutions, Inc. with and into the Company. On March 28, 1997, the Company issued 230,000 shares in a private placement exempt from registration under Rule 505 of the Securities Act to the shareholders of PCB West, Inc. as partial consideration for the merger of PCB West, Inc. with and into the Company.



    (e) As of July 28, 1997, the Company issued 200,000 shares of Common Stock in a private placement exempt from registration under Rule 506 of the Securities Act to the shareholders of Mosher Design Services, Inc. as consideration for the merger of Mosher Design Services, Inc. with and into the Company. As of August 1, 1997 the Company issued a total of 1,364 shares to employees. The shares were issued one per employee in a one-time bonus to employees. The aggregate market value on the date of the issuance was $14,875.

ITEM 16.  EXHIBITS.


EXHIBIT
NUMBER DESCRIPTION
------ --------------------------------------------------------------------------
 *1.1  Form of Underwriting Agreement

**3.1 Second Amended and Restated Articles of Incorporation (incorporated by reference to Exhibit 3(i) of the Company's Annual Report on Form 10-K for the year ended June 30, 1998 (the "1998 Form 10-K"))

**3.2  Bylaws (incorporated by reference to Exhibit 3(ii) of the Company's
         Registration Statement on Form S-1, Registration No. 333-01228 (the
         "Form S-1"))

**4.1  See Article II of Exhibit 3.1 and Articles II and V of Exhibit 3.2

 *4.2  Form of Indenture to be entered into between Praegitzer Industries, Inc.
         and U.S. Trust Company, N.A. as the Indenture Trustee

 *5.1 Opinion of Stoel Rives LLP regarding the legality of the securities being registered

**10.1 1995 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 of the Form S-1)

**10.2 Form of Incentive Stock Option Agreement (incorporated by reference to
         Exhibit 10.2 of the Form S-1)

**10.3 Form of Nonstatutory Stock Option Agreement (incorporated by reference to
         Exhibit 10.3 of the Form S-1)

**10.4 1996 Employee Stock Purchase Plan (incorporated by reference to Exhibit
         10.17 of the Company's Annual Report on Form 10-K for the year ending
         June 30, 1997 (the "1997 Form 10-K"))

**10.5 Borrowing Agreement between the Company and Heller Financial dated August
         22, 1996 (incorporated by reference to Exhibit 10.2 of the Company's
         Quarterly Report on Form 10-Q for the quarter ending September 30, 1996
         (the "September 30, 1996 Form 10-Q"))

**10.6 Borrowing Agreement between the Company and Finova Capital dated July 19,
         1996 (incorporated by reference to Exhibit 10.3 of the September 30,
         1996 Form 10-Q)

**10.7 First Amendment to Loan and Security Agreement between the Company and
         Finova Capital dated as of September 4, 1998 (incorporated by reference to Exhibit 10.7 of the 1998 Form 10-K)

**10.8 Swap Agreement between the Company and Key Bank dated December 10, 1996
         (incorporated by reference to Exhibit 10.1 of the Company's Quarterly
         Report on Form 10-Q for the quarter ending December 31, 1996)

**10.9 Borrowing Agreement between the Company and Heller Financial dated May 30,
         1997 (incorporated by reference to Exhibit 10.8 of the 1997 Form 10-K)

**10.10 Borrowing Agreement between the Company and Heller Financial dated
         December 29, 1997 (incorporated by reference to Exhibit 10.1 of the
         Company's Quarterly Report on Form 10-Q for the quarter ending December
         31, 1997 (the "December 31, 1997 Form 10-Q"))

**10.11 Borrowing Agreement between the Company and Heller Financial dated
         December 29, 1997 (incorporated by reference to Exhibit 10.2 of the
         December 31, 1997 Form 10-Q)

**10.12 Borrowing Agreement between the Company and Heller Financial dated March
         27, 1998 (incorporated by reference to Exhibit 10.1 of the March 31,
         1998 Form 10-Q (the "March 31, 1998 Form 10-Q"))

EXHIBIT
NUMBER DESCRIPTION
------ --------------------------------------------------------------------------
**10.13 Borrowing Agreement between the Company and Heller Financial dated March
         31, 1998 (incorporated by reference to Exhibit 10.12 of the 1998 Form
         10-K)

**10.14 Credit Agreement between the Company and Key Bank National Association dated March 31, 1998 (incorporated by reference to Exhibit 10.2 of the March 31, 1998 Form 10-Q)

**10.15 First Amendment to Credit Agreement between the Company and Key Bank
         National Association dated as of August 6, 1998 (incorporated by reference to Exhibit 10.14 of the 1998 Form 10-K)

**10.16 Lease Agreement between CTI and Seapointe Development, Inc. dated April
         1989 and amendments thereto (incorporated by reference to Exhibit 10.13 of the Form S-1)

**10.17 Lease between CTI and Redmond Quadrant Associates LP dated June 15, 1995
         (incorporated by reference to Exhibit 10.14 of the Form S-1)

**10.18 Employment Agreement between the Company and Robert L. Praegitzer dated
         November 17, 1995 (incorporated by reference to Exhibit 10.20 of the
         Form S-1)

**10.19 Employment Agreement between the Company and Robert J. Versiackas dated
         August 26, 1996 (incorporated by reference to Exhibit 10.18 of the 1998
         Form 10-K)

**10.20 Offer Letter between the Company and James M. Buchanan dated March 24,
         1998 (incorporated by reference to Exhibit 10.19 of the 1998 Form 10-K)

**12.1 Statement re Computation of Ratio of Earnings to Fixed Charges

**21.1 Subsidiaries of the Company (incorporated by reference to Exhibit 21.1 of the 1998 Form 10-K)

 23.1  Consent of Deloitte & Touche LLP

**23.2 Consent of Deloitte Touche Tohmatsu

*23.3  Consent of Stoel Rives LLP (included in Exhibit 5.1)

**24.1 Power of Attorney (included on signature page)

*25.1  Form T-1 Statement of Eligibility of U.S. Trust Company, N.A. to act as
         trustee for the    % Convertible Subordinated Notes of Praegitzer
         Industries, Inc.

**27.1 Financial Data Schedule

**27.2 Financial Data Schedule for the quarter ended September 30, 1998


------------------------

*   To be filed by amendment.

**  Previously filed.

ITEM 17. UNDERTAKINGS.

    The undersigned registrant hereby undertakes:

    (1) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to any arrangement, provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    (2) The undersigned Registrant hereby undertakes that:

        (i) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or 497(h) under the Securities Act is part of this Registration Statement as of the time it was declared effective.

        (ii) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement for the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amended Registration Statement to be signed on its behalf by the undersigned, in the City of Dallas, State of Oregon, on the 20th day of November, 1998.


                                PRAEGITZER INDUSTRIES, INC.

                                BY:           /s/ MATTHEW J. BERGERON
                                     -----------------------------------------
                                                Matthew J. Bergeron
                                       PRESIDENT AND CHIEF OPERATING OFFICER

    Pursuant to the requirements of the Securities Act of 1933, this amended Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:


          SIGNATURE                       TITLE                    DATE
------------------------------  --------------------------  -------------------

              *
------------------------------  Chairman and Chief           November 20, 1998
     Robert L. Praegitzer         Executive Officer

   /s/ MATTHEW J. BERGERON
------------------------------  President, Chief Operating   November 20, 1998
     Matthew J. Bergeron          Officer and Director

              *
------------------------------  Director                     November 20, 1998
      Daniel J. Barnett

              *
------------------------------  Director                     November 20, 1998
     Theodore L. Stebbins

              *
------------------------------  Director                     November 20, 1998
      Merrill A. McPeak

              *
------------------------------  Director                     November 20, 1998
      Gordon B. Kuenster

              *
------------------------------  Director                     November 20, 1998
       William J. Thale


*By    /s/ MATTHEW J. BERGERON
      -------------------------
         Matthew J. Bergeron
          ATTORNEY-IN-FACT

                                 EXHIBIT INDEX


EXHIBIT
NUMBER DESCRIPTION
------ --------------------------------------------------------------------------
 *1.1  Form of Underwriting Agreement

**3.1 Second Amended and Restated Articles of Incorporation (incorporated by reference to Exhibit 3(i) of the Company's Annual Report on Form 10-K for the year ended June 30, 1998 (the "1998 Form 10-K"))

**3.2  Bylaws (incorporated by reference to Exhibit 3(ii) of the Company's
         Registration Statement on Form S-1, Registration No. 333-01228 (the
         "Form S-1"))

**4.1  See Article II of Exhibit 3.1 and Articles II and V of Exhibit 3.2

 *4.2  Form of Indenture to be entered into between Praegitzer Industries, Inc.
         and U.S. Trust Company, N.A. as the Indenture Trustee

 *5.1 Opinion of Stoel Rives LLP regarding the legality of the securities being registered

**10.1 1995 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 of the Form S-1)

**10.2 Form of Incentive Stock Option Agreement (incorporated by reference to
         Exhibit 10.2 of the Form S-1)

**10.3 Form of Nonstatutory Stock Option Agreement (incorporated by reference to
         Exhibit 10.3 of the Form S-1)

**10.4 1996 Employee Stock Purchase Plan (incorporated by reference to Exhibit
         10.17 of the Company's Annual Report on Form 10-K for the year ending
         June 30, 1997 (the "1997 Form 10-K"))

**10.5 Borrowing Agreement between the Company and Heller Financial dated August
         22, 1996 (incorporated by reference to Exhibit 10.2 of the Company's
         Quarterly Report on Form 10-Q for the quarter ending September 30, 1996
         (the "September 30, 1996 Form 10-Q"))

**10.6 Borrowing Agreement between the Company and Finova Capital dated July 19,
         1996 (incorporated by reference to Exhibit 10.3 of the September 30,
         1996 Form 10-Q)

**10.7 First Amendment to Loan and Security Agreement between the Company and
         Finova Capital dated as of September 4, 1998 (incorporated by reference to Exhibit 10.7 of the 1998 Form 10-K)

**10.8 Swap Agreement between the Company and Key Bank dated December 10, 1996
         (incorporated by reference to Exhibit 10.1 of the Company's Quarterly
         Report on Form 10-Q for the quarter ending December 31, 1996)

**10.9 Borrowing Agreement between the Company and Heller Financial dated May 30,
         1997 (incorporated by reference to Exhibit 10.8 of the 1997 Form 10-K)

**10.10 Borrowing Agreement between the Company and Heller Financial dated
         December 29, 1997 (incorporated by reference to Exhibit 10.1 of the
         Company's Quarterly Report on Form 10-Q for the quarter ending December
         31, 1997 (the "December 31, 1997 Form 10-Q"))

**10.11 Borrowing Agreement between the Company and Heller Financial dated
         December 29, 1997 (incorporated by reference to Exhibit 10.2 of the
         December 31, 1997 Form 10-Q)

**10.12 Borrowing Agreement between the Company and Heller Financial dated March
         27, 1998 (incorporated by reference to Exhibit 10.1 of the March 31,
         1998 Form 10-Q (the "March 31, 1998 Form 10-Q"))

EXHIBIT
NUMBER DESCRIPTION
------ --------------------------------------------------------------------------
**10.13 Borrowing Agreement between the Company and Heller Financial dated March
         31, 1998 (incorporated by reference to Exhibit 10.12 of the 1998 Form
         10-K)

**10.14 Credit Agreement between the Company and Key Bank National Association dated March 31, 1998 (incorporated by reference to Exhibit 10.2 of the March 31, 1998 Form 10-Q)

**10.15 First Amendment to Credit Agreement between the Company and Key Bank
         National Association dated as of August 6, 1998 (incorporated by reference to Exhibit 10.14 of the 1998 Form 10-K)

**10.16 Lease Agreement between CTI and Seapointe Development, Inc. dated April
         1989 and amendments thereto (incorporated by reference to Exhibit 10.13 of the Form S-1)

**10.17 Lease between CTI and Redmond Quadrant Associates LP dated June 15, 1995
         (incorporated by reference to Exhibit 10.14 of the Form S-1)

**10.18 Employment Agreement between the Company and Robert L. Praegitzer dated
         November 17, 1995 (incorporated by reference to Exhibit 10.20 of the
         Form S-1)

**10.19 Employment Agreement between the Company and Robert J. Versiackas dated
         August 26, 1996 (incorporated by reference to Exhibit 10.18 of the 1998
         Form 10-K)

**10.20 Offer Letter between the Company and James M. Buchanan dated March 24,
         1998 (incorporated by reference to Exhibit 10.19 of the 1998 Form 10-K)

**12.1 Statement re Computation of Ratio of Earnings to Fixed Charges

**21.1 Subsidiaries of the Company (incorporated by reference to Exhibit 21.1 of the 1998 Form 10-K)

 23.1  Consent of Deloitte & Touche LLP

**23.2 Consent of Deloitte Touche Tohmatsu

*23.3  Consent of Stoel Rives LLP (included in Exhibit 5.1)

**24.1 Power of Attorney (included on signature page)

*25.1  Form T-1 Statement of Eligibility of U.S. Trust Company, N.A. to act as
         trustee for the    % Convertible Subordinated Notes of Praegitzer
         Industries, Inc.

**27.1 Financial Data Schedule

**27.2 Financial Data Schedule for the quarter ended September 30, 1998


------------------------

*   To be filed by amendment.

**  Previously filed.